7/8


03024426

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME GUS PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2017 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 7/10/03

Annual Report and Financial Statements 2003



Delivering through leadership


39%
20%
4%
37%

Profit by Division
Year ended March 2000

- Experian
- Argos Retail Group
- Burberry
- Other


8%
33%
15%
44%

Proforma profit by Division*
Year ended March 2003

- Experian
- Argos Retail Group
- Burberry
- Other

* Including a full year of Homebase and excluding Home Shopping and Reality


22
70
90
117
00
01
02
03

Burberry operating profit
£ million


105
68
66
62
00
01
02
03

Other businesses operating profit
£ million

Burberry

A leading international luxury goods business.

Burberry designs and markets a comprehensive range of clothing and accessories, which appeal to style-conscious consumers around the world.

Burberry products are sold through 132 directly-operated stores, concessions and outlets, and through partnerships with key retailers in the world's leading economies.

The company employs 3,600 people around the world.

Burberry's principal strengths are its:

- unique history and positioning
- international recognition and broad appeal
- diversified distribution channels
- multiple product and geographic growth opportunities

Other businesses

Other GUS businesses include principally South African Retailing, a leading retailer operating out of stores throughout Southern Africa.

- 398 Lewis stores offering a wide range of domestic furniture and appliances
- 45 Best Electric stores offering specialist electronic goods and appliances

The company employs 6,000 people.

Group overview

GUS is a retail and business services group. We provide information and customer relationship management services through Experian, general merchandise retailing through Argos Retail Group and luxury goods through a majority shareholding in Burberry Group plc.

We continue to reposition the Group around these major businesses.

April 2002: acquisition of ConsumerInfo.com
July 2002: partial flotation of Burberry
December 2002: acquisition of Homebase
January 2003: acquisition of Nordic Info Group
March 2003: acquisition of outstanding stakes in Scorex
May 2003: disposal of Home Shopping and Reality
May 2003: planned partial flotation of South African Retailing during calendar 2004



201
217
224
266
00
01
02
03

Experian operating profit
£ million



192
217
255
285
00
01
02
03

ARG operating profit
£ million

Experian
A leading global business solutions company.

Experian helps organisations to target, acquire and manage new customers and develop successful customer relationships.

The company does this by leveraging its:
- specialist strategic knowledge
- skills in managing client processes
- ability to develop analytical solutions
- ownership of core data assets

Experian has become a strategic partner for more than 40,000 clients across diverse industries, including financial services, telecommunications, healthcare, insurance, retailing, automotive, manufacturing, leisure, utilities, property, e-commerce and government.

The company employs 13,100 people, supporting clients in more than 60 countries. Experian's headquarters are in Costa Mesa, California and Nottingham, UK.

Argos Retail Group
The UK's leading general merchandise retailing group.

Argos Retail Group (ARG) is focused on providing customers with choice, value and convenience.

The company operates market-leading brands:
- Argos for general merchandise
- Homebase for DIY and home furnishings
- Wehkamp, the leading home shopping catalogue in the Netherlands
- A range of financial services, including the Argos store card

The combination of stores, catalogues, websites and home delivery options enables customers to choose the shopping experience that suits their particular lifestyle.

ARG's competitive advantages lie in its:
- purchasing scale
- multiple brands
- multiple channels

The company employs 45,700 people in the UK and Holland.

GUS is delivering long-term shareholder value by focusing on businesses with above average growth potential and by establishing leadership positions in our chosen markets.

Contents

In December 2002, GUS acquired Homebase, the UK's second largest brand in the do-it-yourself market.



Financial highlights

- Delivering growth in sales and profits across the Group
- 16% increase in profit before amortisation of goodwill, exceptional items and taxation to £642m (2002: £552m)
- Profit before tax increased to £409m (2002: £380m)
- 15% increase in basic earnings per share before amortisation of goodwill and exceptional items to 47.8p (2002: 41.7p)
- Basic earnings per share 25.1p (2002: 25.7p)
- 7% increase in full year dividend to 23.3p (2002: 21.7p)



5,658
6,040
6,457
7,146
00
01
02
03

Group sales
£ million

448
487
552
642
00
01
02
03

Underlying profit before tax
£ million



272
481
478
618
00
01
02
03

Free cash flow
£ million



34.5
37.2
41.7
47.8
00
01
02
03

Adjusted basic earnings per share
pence



20.6
21.0
21.7
23.3
00
01
02
03

Dividend per share
pence

for the years ended 31 March	2003	2002	Change
Group sales	£7.1bn	£6.5bn	up 11%
Underlying group profit before tax[1]	£642m	£552m	up 16%
Adjusted earnings per share[1]	47.8p	41.7p	up 15%
Dividend per share	23.3p	21.7p	up 7%

[1] Before amortisation of goodwill and exceptional items



1 April 2000
30 May 2003
100%
75%
50%
25%
0%
-25%
-50%
-75%
800p
700p
600p
500p
400p
300p
200p
100p

GUS share price performance

- GUS share price
- FTSE General Retailers sector
- FTSE 100

Chairman's statement: GUS has had another successful year, with profits up 16% to £642m.

This is the third consecutive year of growth and reflects the strength of the Group's main businesses, each of which has reported increased sales and profits. Earnings per share rose by 15% to 47.8p and cash flow was strong.

Our continued progress has been achieved in the face of challenging conditions in many of our major markets. This progress has been greatly to the credit of GUS people at all levels and I would like to thank them for their tremendous endeavour.

The Board has declared a final dividend of 16.4p, making 23.3p for the year (2002: 21.7p).

Group strategy

GUS is committed to the growth and development of three major businesses: Experian, Argos Retail Group (ARG) and Burberry. Each of these businesses is already – or has the potential to be – the leader in its chosen sectors. Furthermore, the markets in which they operate have significant growth characteristics.

Our aim is to grow the value of these businesses for the benefit of shareholders. GUS acts as strategic architect in ensuring that each business has clear plans, high quality management and a strong capital resource. ARG, Experian and Burberry are each pursuing exciting strategies, with considerable scope for development over the next few years.

During the last year we have continued to reshape the GUS portfolio around these major businesses. The most notable changes have been the acquisition of Homebase, a leading retailer in the growing DIY and home furnishings market; the disposal of our Home Shopping and Reality businesses; and the partial flotation of Burberry. Experian has also strengthened its position in the marketplace with a new global management structure and the strategically important acquisitions of Scorex, ConsumerInfo.com, Nordic Info Group and 11 affiliate bureaux in the United States.

Our commitment to shareholders is to create long-term value at all times and the Board continues to review options in this regard. In floating Burberry, for example, we recognised that it was the right time in the growth and development of this business for part of its ownership to be held more widely. Our decision to arrange a partial IPO for our South African Retailing business is another example of how we are realising value for the benefit of shareholders.

Board change

I believe that we have a strong Board at GUS, with an excellent mix of skills and experience. Just as important is our ability to work together as a team.

In March 2003, the Board was further strengthened by the addition of Craig Smith, who had recently been appointed Chairman of Experian worldwide. Craig joined Experian in 2000 as CEO of Experian North America, where he played a key role in successfully repositioning the business. I am delighted to welcome him to the Board.

Governance

The issue of corporate governance has been a recurring theme in the world's stock markets during the year. The Board of GUS is committed to being as transparent as any business can reasonably be and is determined to fulfil shareholders' expectations on matters of disclosure.

At the same time, we recognise that the role of governance embraces a much wider remit. It is about having clear strategies, attracting the best talent, encouraging creativity and commitment, fulfilling our responsibilities to the community and maintaining the highest standards of integrity. Together, these are prerequisites for corporate success that enable us to create value for our shareholders through sustained profitable growth.

Sir Victor Blank
Chairman

27 May 2003



Sir Victor Blank
Chairman

Chief executive's review: GUS has delivered another strong financial performance. Our major businesses are positioned for long-term growth and sector leadership.

Financial summary

for the years ended 31 March	Sales 2003 £m	Sales 2002 £m	Profit before taxation 2003 £m	Profit before taxation 2002 £m
Experian	1,201	1,115	256.4	224.2
Argos Retail Group	5,234	4,703	285.1	255.2
Burberry	594	499	116.7	90.3
Other	117	140	42.3	48.9
Total	**7,146**	**6,457**	**700.5**	**618.6**
Net interest			(58.1)	(66.5)
Profit before amortisation of goodwill, exceptional items and taxation			**642.4**	**552.1**
Amortisation of goodwill			(142.9)	(99.4)
Exceptional items			(90.1)	(72.6)
Profit before taxation			**409.4**	**380.1**
EPS before amortisation of goodwill and exceptional items			**47.8p**	**41.7p**
Reported EPS			**25.1p**	**25.7p**

Continued sales and profits growth

This has been our third consecutive year of sales and profit growth. Sales in the year to March 2003 increased by 11% and profit before amortisation of goodwill, exceptional items and taxation by 16%. Experian, Argos and Burberry all reported record profits.

The year also saw strong operating cash flow, as a result of the profit growth and tight control of costs and working capital.

Increased focus

We have continued to reposition GUS around our major businesses – Experian, Argos Retail Group and Burberry.

The partial flotation of Burberry in July 2002 enabled us to establish an independent market value for this business and raised £239m for GUS. The flotation was successfully undertaken in difficult market conditions, reflecting Burberry's strong financial momentum. GUS has retained a 77.5% stake in Burberry.

Our property joint venture with British Land and our vehicle financing business continued to be wound down, releasing over £200m during the year.

Since the year-end, we have disposed of our home shopping businesses in the UK, Ireland and Sweden, together with our logistics and customer care business, Reality. These operations were sold to March U.K. Limited for approximately £590m.

We have also announced our intention, subject to market conditions, to arrange a partial IPO for our South African Retailing business during calendar year 2004. A partial IPO will enable GUS to realise some value, while enhancing the development opportunities for our South African business.

Strong investment

The release of capital during the year enabled us to make significant investments in our major businesses, including several acquisitions that will enhance their growth prospects. The largest of these was Homebase, which is the number two brand in the UK's do-it-yourself market. It has taken ARG into an important growth sector and provided the potential for substantial operational synergies.

Experian's acquisition of ConsumerInfo.com, which supplies online credit information to consumers in North America, has firmly established Experian as the leading direct-to-consumer player in its marketplace. Experian in North America has also continued to acquire its affiliated regional credit bureaux, in order to gain a greater share of the value chain for credit products. Internationally, Experian strengthened its position with the acquisition of Nordic Info Group, a leading information company in Denmark and Norway. Experian also acquired its outstanding stakes in Scorex to create a global decision solutions business.

Burberry opened or refurbished 12 new stores, including flagship stores in New York, London (Knightsbridge) and Barcelona. The company also acquired its Korean distributor and, in doing so, completed the programme to take direct control of key Asian markets outside Japan.

Growth opportunities

The major businesses of GUS now have a consistent track record of sales and profit growth. They are focused on growing markets and are well positioned in those markets. They are also attracting people of exceptional talent.

Experian is a leader in the growing international market for business solutions, offering the broadest range of information and services in its sector. ARG is the UK's leading general merchandise retailer. Burberry continues to consolidate its position as a leading luxury brand.

Over the next few pages you will read about the progress that these businesses have made during the last year, together with the strategies that are being put in place to ensure their long-term success.



John Peace
Group Chief Executive

Experian has further strengthened its position as a leading global business solutions company, providing strategic support to clients in over 60 countries.



201
212
224
256
00
01
02
03

Experian operating profit
£ million

Some major clients:
ABN AMRO Bank
Abbey National
Alliance & Leicester
AOL Time Warner
Bank One
Bank of America
Barclays
BBC News Online
BMW
BNP Paribas
Capital One
Chase
Citigroup
Commerzbank
Egg
First American
Ford
HBOS/Bank of Scotland
Household
Lloyds TSB
MBNA
McDonald's
Morgan Stanley
RBS
Société Générale
Sears
Standard Life Bank

Experian

Experian helps organisations to target, acquire and manage new customers and develop successful customer relationships. Its clients operate in a diverse range of sectors, including financial services, telecommunications, healthcare, insurance, retailing, automotive and government.

Experian delivered global sales growth of 12% and profit growth of 20% last year, at constant exchange rates. This was driven by the improving underlying sales performance of Experian North America, the continuing strong progress of Experian International and the benefit of strategic acquisitions.

Throughout the year, Experian built on its leading positions in the US and UK, while extending its reach internationally. A number of key acquisitions were made to enhance Experian's global product range and to support its development within important growth markets.

Changes were also made in the global management structure to assist Experian in leveraging resources on a worldwide scale. In March 2003, Craig Smith, formerly CEO of Experian North America, became Chairman of Experian worldwide. He was succeeded by Don Robert, formerly Chief Operating Officer in North America.

John Saunders, who continued as CEO of Experian International, took on responsibility for Experian's global decision solutions business. This followed the acquisition of Experian's remaining stakes in Scorex, an international provider of credit solutions. Experian had been operating joint ventures with Scorex since 1996 and will now be able to develop an integrated product range for decision solutions, available across a wide range of markets.

Experian North America

Experian North America performed strongly during the year, despite some challenging market conditions. There were productivity gains and major new contracts throughout the business, with sales up 13% and profits up 20% in dollars.

Excluding the acquisition of ConsumerInfo.com, credit information and solutions sales increased 8%, helped by demand from clients in interest rate sensitive sectors, especially the mortgage refinancing market.

Demand for fraud protection systems was particularly strong, with clients of Experian's National Fraud Database reporting a dramatic reduction in losses after incorporating the database within their credit application processing systems. The ability to authenticate consumers over the Internet was another growth area, allowing clients such as VISA, Dell Financial Services, First American Payment Processing and Yahoo to reduce fraud and improve each customer's online experience.

Experian also embarked on a major programme to acquire its 38 affiliate credit bureaux. This will provide Experian with direct control of an important distribution channel and ensure that the clients of these affiliates have direct access to the full range of Experian products.

Demand for marketing information and solutions continued to be affected by difficult market conditions, with most clients reducing expenditure in this area. Despite this, sales were on an improving trend throughout the year and up 4% during the last six months. AOL, Citigroup and Dell were among the companies that awarded major contracts to Experian in order to enhance their ability to reach new customers.

There was particularly strong demand for Truvue, the Experian customer management solution, which enables businesses to integrate the records of different business units or databases in order to create a single view of each customer.

Direct-to-consumer sales now account for 11% of Experian sales in North America, compared to less than 1% in the previous year, following the acquisition of ConsumerInfo.com. This business provides consumers with online access to their credit reports and has been combined with Experian's own direct-to-consumer operation to create the clear leader in this growing market.

The recent acquisition of PromiseMark will enable Experian to strengthen its direct-to-consumer offer even further by providing insurance against identity theft, one of the fastest growing crimes in the US.

The FARES joint venture, which is Experian's chosen way of competing in the real estate information sector, had another good year and continued to benefit from strong activity in the mortgage refinancing market. Experian's 20% share of FARES profits was up $6m to almost $50m.

Headquarters: Experian's headquarters are in Costa Mesa, California (pictured here) and Nottingham, UK. The company employs over 13,000 people worldwide.

Fraud: Banks, building societies and financial service providers in the UK and US are increasingly turning to Experian to support them in their fight against all forms of fraud, from identity theft to money laundering.

Citigroup: Experian is working with Citi Cards, the largest provider of card products in the United States, to develop a centralised marketing database. Citi Cards is a unit of Citigroup.

Motor insurance database: A total of 25,000 enquiries are being received from the police each day as they check Experian's motor insurance database to see whether vehicles are properly insured.


citi
SELECT
MasterCard

halifax.co.uk

Experian International

Experian International, which accounts for 40% of Experian's worldwide sales, had another successful year. Sales increased by 11% and profit by 21% at constant exchange rates.

Sales of credit information and solutions grew by 15%, with particularly strong growth in business information and account processing. Experian's presence outside the UK was significantly enhanced by the acquisition of Nordic Info Group, the leading consumer and business credit information provider in Denmark and Norway. The acquisition brought the total number of information bureaux operated by Experian to 16 and provided a strong platform for the sale of a full range of integrated information and decision support solutions.


ABN·AMRO

ABN AMRO: This global banking group uses Experian's advanced decision solutions to streamline decision-making in all areas of customer management, from processing loan applications to collecting overdue accounts. Experian's recent acquisition of Scorex has created a global decision solutions business, capable of supporting clients such as ABN AMRO in many different market places.

Experian also benefited from recent investments to bring its consumer marketing and decision solutions skills to the field of business information. This resulted in a range of new products, including commercial versions of Experian's credit application processing system, Autoscore, and its geodemographic profiling system, Mosaic.

As in North America, Experian International is meeting the growing demand for credit solutions, not least in the fight against fraud. In the UK alone, 'card not present' fraud increased by over 60% during 2002, as criminals used stolen credit card details to make purchases over the telephone and Internet.

Significant progress was also made in account processing, with a number of major contracts awarded to Experian by clients expanding their operations into Europe. In the UK, Experian supported the pilot of the new Marks & Spencer joint credit and loyalty card.

Sales of marketing information and solutions grew by 14%, despite difficult market conditions. This was driven by strong growth in the automotive and insurance sectors.

Within the automotive sector, Experian continued to enhance its Car Data Check database, while developing the market for dealer management and sales reporting systems. Lexus, the luxury car manufacturer, was one of a number of automotive clients to adopt an automated online system in order to make faster and more informed marketing decisions.

Outsourcing accounted for about 30% of Experian International's sales and showed 4% growth in the year. In the UK, Experian won a major contract from NTL to supply consumer billing services. In Italy, Experian was chosen by CartaSi, the country's leading bank card, to support its customer contact operation.

In the UK, Experian enhanced its ability to provide strategic advice to clients with the acquisition of one of the leading economic consultancy groups, Business Strategies. The combination of Business Strategies' analysis and forecasting abilities with Experian's information assets will open up new areas of expertise and product development.

Argos Retail Group had another successful year as the UK's leading general merchandise retailer.

Argos Retail Group

Over the last three years, Argos Retail Group (ARG) has invested significantly in building the UK's leading general merchandise retailing group. ARG's proposition of choice, value and convenience is supported by a greatly strengthened product supply chain and multiple shopping channels – stores, catalogues, telephone and Internet. Together these provide ARG's retail brands with a powerful platform for growth.

The Argos retail chain has been transformed since its acquisition in 1998, outperforming its market for the third successive year. The acquisition of Homebase in December 2002 means that ARG now has the second largest brand in the do-it-yourself market and a strong base from which to increase its position in the growing homewares and furnishings market.

In May 2003, ARG announced the disposal of its home shopping businesses in the UK, Ireland and Sweden, together with its logistics and customer care business, Reality. As a result, ARG in the UK and Ireland is now focused on general merchandise through its Argos and Homebase businesses.

In the year under review, ARG increased sales by 11% and profits by 12%.

Argos

Argos has continued to go from strength to strength, achieving sales of over £3bn for the first time. Sales were up 12% and profit up 17%.

Thirty-three new Argos stores were opened during the year, bringing the total to 523, with plans to open a similar number this year. The store refurbishment programme also continued apace, including initiatives to improve customer service. Over 500 quick-pay kiosks were installed to enable customers to order and pay for goods without going to the till. Argos also became the first High Street retailer to take advantage of the growth in mobile phone text messaging with a 'Text & Take Home' service.



Argos advertising: The launch of the new Argos advertising campaign, starring Julia Sawalha and Richard E Grant, resulted in faster pick-up of the new Argos catalogue, increased purchase frequency and improved perceptions of the Argos brand. It also won the Marketing Campaign of the Year at the Retail Week Awards 2003.

The Argos product range was significantly expanded, with about 25% more products in the latest Spring/Summer catalogue compared to the previous edition. These were largely in the areas of bedding, furniture and textiles, where sales are set to increase as customer awareness grows. Delivery of products to home via Argos Direct increased by 33% and now accounts for 18% of all Argos sales.

Argos' achievements during the year were recognised by its peers at the Retail Week Awards, the UK retail industry awards. Argos won no less than four awards: Retail Technology, Multi-channel Retailing, Marketing and, most importantly, Retailer of the Year.

192 217 255 285
00 01 02 03

ARG operating profit
£ million

Argos continued

Homebase

Homebase, the do-it-yourself and home furnishings retailer, was acquired in December 2002. This business operates in fast growing markets, with excellent organic growth prospects. There are also significant operational benefits to be gained from combining Homebase's supply chain and infrastructure with those of ARG.

The priority since acquisition was to prepare for peak trading in April and May. In addition, the management team was strengthened by appointments from within ARG and a number of early gains were identified, particularly within the supply chain.

The focus during the current year is to create a successful platform for growth in 2004 and beyond, while delivering on profit expectations. Key initiatives will include improving the in-store experience and increasing the sales of high value items such as furniture, bathrooms and kitchens. Further stores are also planned, together with the continued roll out of mezzanine floors, which offer an attractive return on investment.

Home Shopping UK & Ireland

The market for agency home shopping remained difficult during the year. As a result, sales in ARG's UK & Ireland home shopping businesses were 8% below the level of last year.

The rundown or sale of peripheral businesses accounted for 3% of this decline. Sales from continuing direct catalogues, principally Marshall Ward and Abound, remained strong.

Reality

Reality continued to support ARG's multi-channel operations with home delivery and customer care services. Sales to external customers were level with the previous year. The core logistics business grew sales by 7%, but this was offset by the withdrawal from and sale of peripheral activities, including packaging and fleet management.

Following the disposal of Reality in May 2003, ARG has entered into commercial agreements with it for the continuing provision of home delivery and other services.

Financial Services

Demand for the Argos store card continued to grow, with 630,000 active accounts, up from 460,000 a year ago. Outstanding balances increased from £50m to £155m, with over 7% of sales at Argos now made using the store card.

Argos personal loans, which were introduced with the Autumn/Winter catalogue, also made good progress.

Home Shopping Continental Europe

Sales in Continental Europe increased by 10% and profit by 5% at constant exchange rates. Wehkamp, which is the leading home shopping brand in Holland, accounted for 80% of these sales and benefited from improved promotional activity and strong growth in branded clothing and electronic goods.

Store openings: Homebase had 273 stores at the year-end and a further nine are planned during the current financial year.

Argos growth: Argos has continued to go from strength to strength, outperforming its market for the third successive year.

Homebase: The new mezzanine floors are enabling Homebase to showcase kitchens, bathrooms and home furnishings, while providing an attractive return on investment.

Argos store card: Over 7% of Argos sales were made using the Argos store card. There were about 630,000 active card holders by the year end.


HOMEBASE
& Garden
new
new for 2003


furniture
that's a good idea


Argos


Argos
Brighter Shopping

Burberry continued to build on its unique positioning as the authentic British luxury brand.


22
00
70
01
90
02
117
03

Burberry operating profit
£ million

Burberry

This was an eventful year for Burberry, both strategically and financially, during which it established a strong platform for future growth.

The year began with Burberry's successful IPO, which took place during some of the most difficult stock market conditions in more than a decade. It was a significant milestone in a five-year transformation of Burberry that saw a new management team undertake a series of initiatives to create a distinctive luxury brand with international recognition and broad appeal.

Burberry ended the year with an excellent set of financial results, ahead of expectations at the time of the IPO in July 2002. At constant exchange rates, sales increased by 21% and profit by 34%.

Products

Burberry products include apparel for women, men and children, together with accessories such as handbags, scarves and small leather goods.

The continuing development of high-margin accessories was a primary objective during the year. These now account for 29% of the product mix. Womenswear, which led the revitalisation of the Burberry brand, maintained its strong momentum, with sales up 20% on the previous year. This was led by strong demand for new interpretations of traditional Burberry classics such as the trench coat and by new core classics such as quilted jackets and kilt-inspired skirts. In menswear, Burberry continued to capitalise on the masculine heritage of the brand by broadening and intensifying its product range.

The Burberry Prorsum men's and women's collections were showcased on the catwalks during Milan's quarterly fashion weeks. These strategically important collections received outstanding press reviews.

Distribution

Burberry sells products in Europe, North America and Asia through its own directly operated stores and wholesale customers.

The company made further strategic progress with the acquisition of its Korean distributor, which completed Burberry's programme of taking direct control of its primary Asian markets outside Japan. The licensing arrangements in Japan, which is the most important luxury market in the world, continued to flourish with retail sales in excess of an estimated £1 billion.

In North America, which represents a key area of future growth, Burberry continued to expand its presence through increased sales in existing and new stores. The new 24,000 square foot store in New York City was one of five to be opened in North America. It also became the largest of Burberry's flagship stores to date and the most complete expression of the Burberry brand in the US market.

Within Europe, the brand's repositioning in the domestic Spanish market made encouraging progress, led by the opening of a store in Barcelona, Burberry's first in this important market.

New York: The new 24,000 square foot flagship store in New York City was opened in November 2002. It was one of 12 Burberry stores to be opened or refurbished last year.

Apparel: Burberry's apparel collections were showcased in London and Milan during the year, with significant editorial recognition from fashion and lifestyle media.

Barcelona: Burberry's repositioning in the important Spanish market progressed with the opening of a store in Barcelona.

Accessories: Burberry accessories were 29% of the sales mix, compared to 25% in the previous year as a result of continued product development.







The Group's major businesses have strong management teams, clear strategies and many further opportunities for growth.

South African Retailing: GUS is planning a partial IPO of its South African business during calendar year 2004, subject to market conditions.


Lewis

South African Retailing
Despite the tough economic environment, our South African Retailing business continued to make progress. Strong price competition and high interest rates held back sales, which were up 2% in local currency on the previous year. However, profits were up 13% in rand, as the result of an expanded financial services offer, careful control of bad debt and cost savings initiatives.

South African Retailing has a strong market position and an excellent management team. It currently operates 398 Lewis stores and 45 Best Electric stores and, in recent years, has undertaken a number of initiatives to enhance the product range, improve credit controls and reduce costs. The business is now well placed to take advantage of the widely expected recovery in consumer spending in South Africa.

Subject to market conditions, we intend to arrange a partial IPO on the Johannesburg Securities Exchange for our South African Retailing business during calendar year 2004.

Our social responsibilities
Our businesses have continued to focus on the issues of Corporate Social Responsibility with enthusiasm and commitment. The Group's latest CSR Report records strong progress in our environmental, community and human rights management. We also continue to be listed in the main indices of socially responsible investment, including FTSE4Good and the Dow Jones Global Sustainability Index.

In our environmental management, we have improved our energy efficiency for the third year running, while finding new ways to reduce our use of packaging across the Group. We have also devoted considerable effort to implementing our Supplier Principles to ensure that suppliers share our concern for human rights in the workplace.

Such progress relies greatly on the wholehearted enthusiasm and support of GUS people at all levels, but nowhere more so than in our relationships with local communities. The GUS Charitable Trust is the primary focus for the Group's direct giving to community projects and donated £967,000 during the year. In a groundbreaking move, it brought together over 20 medical charities in the field of prostate cancer to work together for change.

Experian undertook a wide range of community initiatives, including sponsorship of the Robin Hood Marathon in Nottingham, which was supported by over 700 employees, and the Habitat for Humanity project in North America to provide affordable housing for low-income families. Argos Retail Group focused many of its fundraising efforts on its charity of the year, Barnardo's, raising over £370,000.

Our people
Our ability to attract and motivate talented people remained a high priority during the year. Our recruitment policies benefited from the increasing strength of our brands and we continued to develop the working environment and incentives to encourage top performance. The GUS 'Sharesave' arrangements were extended to four new countries and a further four countries will be included this year.

Summary
GUS has had another good year. We have continued to focus and strengthen the Group, while generating increased sales and profits for the third consecutive year. Our main businesses have strong management teams, clear strategies and many further opportunities for growth and we remain confident about their future prospects.

John Peace
Group Chief Executive

27 May 2003

Experian marathon: The Experian Robin Hood Marathon in Nottingham was voted by Runners World magazine as the best marathon in the UK after the London Marathon. More than 700 Experian employees supported this fund raising event.

Barnardo's: Employees of Argos Retail Group raised over £370,000 for their charity of the year, Barnardo's.



GUS Sharesave: The GUS Sharesave Scheme, which enables employees to take a stake in the business through a SAYE share option plan, continues to be rolled out beyond the UK.


Barnardos
Children, their rights and their needs


GUS
Share in our success
The GUS Sharesave Scheme

Operational review: Experian

Experian

12 months to 31 March	Sales 2003 £m	Sales 2002[1] £m	Operating profit 2003 £m	Operating profit 2002[1] £m
Experian North America	718	688	171.5	154.6
Experian International	483	427	84.9	69.6
Total	1,201	1,115	256.4	224.2
Operating margin			21.4%	20.1%

[1] 2002 restated to reflect transfer of activities from gusco.com to Experian North America and transfer of third party call centre and related activities from Reality to Experian International

Experian

For global Experian, sales for the year increased by 12% and operating profit by 20% at constant exchange rates. Both Experian North America and Experian International delivered double-digit increases in sales and profit, driven by a combination of organic growth and targeted acquisitions.

Of the £256m of operating profit generated by Experian, 105% was converted into operating cash flow. This was a significant improvement from last year, driven by tighter control of working capital and lower capital expenditure.

In March 2003, Craig Smith, who joined as CEO of Experian North America in June 2000, was appointed Chairman of Experian worldwide. Don Robert, who was Chief Operating Officer of Experian North America, succeeded Craig Smith as CEO of that business.

John Saunders, CEO of Experian International, has taken on additional worldwide responsibility for Global Decision Solutions, Experian's first global business unit. It was formed as a result of the acquisition of the outstanding stakes in its joint ventures with Scorex, the credit decision solutions company, for £70m in March 2003. This acquisition will give Experian additional scale and accelerated growth in the credit decision solutions market. It will benefit from the expertise of a combined management team and an integrated product range.

Experian North America

12 months to 31 March	2003 £m	2002 £m	Change at constant FX rates
Sales	718	688	13%
Operating profit[1]	171.5	154.6	20%
Of which:			
– Direct business[2]	139.4	123.9	22%
– FARES	32.1	30.7	13%
Operating margin	23.9%	22.5%	

[1] 2002 profit restated to include £4.9m loss from CreditExpert previously reported in gusco.com
[2] After restructuring costs of £4.2m in 2003 (2002: £7.7m)

Experian North America delivered a strong performance in the year under review, with sales exceeding $1billion for the first time. Operating profit grew by 20% in dollars, leading to an operating margin expansion of 1.4 percentage points. The management team was further strengthened, productivity again improved and major contracts were won across the business.

Financial review

In dollars, Experian North America increased sales by 13%, with growth accelerating in the second half. ConsumerInfo.com, which was acquired in April 2002, contributed 11% of this growth. Had its sales been included in the prior year, Experian's dollar sales would have increased by 6% on a proforma basis.

985

02 03

Reported sales for Experian North America
$ million
12 months to 31 March

- Credit - Information
- Credit - Solutions
- Marketing - Information
- Marketing - Solutions
- Outsourcing

Excluding ConsumerInfo.com, sales in Credit Information and Solutions rose by 8% in the year. This was helped by strong demand from clients in interest rate sensitive sectors, especially the mortgage refinancing market. Experian's own initiatives were also successful, especially in scoring and fraud solutions and an improved business information offering.

Direct-to-consumer sales in the year totalled $123m, 11% of Experian North America's revenue, up from less than 1% last year. As well as Experian's own developed products, it acquired ConsumerInfo.com, the market leader in supplying online credit and related information to consumers in the United States. Experian has seen significant growth in this market during the year (up 87% on a proforma basis), with over 1.4m paid members at March 2003 – up from 0.8m a year earlier.

Against a background of difficult trading conditions, Marketing Information and Solutions sales declined by 5% in the year. However, sales were on an improving trend throughout the year (-13% in H1; +4% in H2), especially in the multi-channel retail and media sectors.

In dollar terms, operating profit grew by 20% and the operating margin advanced to 23.9% (19.4% excluding FARES). The main drivers of this were:

- the benefits from strong Credit growth in the year, offset in part by a lower contribution from Marketing;
- a significant increase in the contribution from direct-to-consumer activities;
- continued tight control of costs, despite above inflation increases in areas such as legal, insurance and employee-related costs;
- significant productivity improvements, with sales per employee increasing by 18%; and
- as previously announced, a change in the data amortisation period for its consumer credit data from five to seven years, which benefited profits by $9m in the year.

With profits up $5.8m to $49.7m, FARES, the real estate information joint venture, had another excellent year, helped by continuing low interest rates.

Operational review

Experian North America remains focused on growth:

- *it is building on its core businesses.* Experian North America continues to win contracts and take share in many activities. By controlling costs, it is able to re-invest in new product areas while protecting margins.

  Experian North America is also driving growth by buying in its affiliated credit bureaux, which act principally as resellers of its data in certain regions. At 31 March 2003, 11 affiliates out of a total of 38 bureaux had been acquired at a cost of $48m. Their contribution to sales in the year to March 2003 is estimated at significantly less than 1% to sales. The complete acquisition programme is expected to cost up to $300m and to generate double-digit post-tax returns on capital;
- *it is successfully selling new solutions.* Experian's strategy of cross-selling products to clients and 'bundling' products together for individual clients, both of which are done successfully in Experian International, has started to produce results in North America. Notable wins include Dell in credit and fraud solutions. In Marketing, major contracts in many sectors have recently been won, as Experian can bundle different products across many channels (mail, e-mail, in-store, etc). Previously, clients were buying these services from up to five separate suppliers; and
- *it is growing by targeted acquisitions.* The acquisition of ConsumerInfo.com gave Experian leadership in the online direct-to-consumer market. This is growing fast, driven by consumers' desire to manage their credit more actively and by their increasing awareness of fraud and identity theft. Experian has also been increasing its market share by introducing innovative products and through strategic alliances.

Experian International

12 months to 31 March	2003 £m	2002 £m	Change at constant FX rates
Sales			
UK[1]	298	264	13%
Rest of World	185	163	9%
Total	483	427	11%
Operating profit	84.9	69.6	21%
Operating margin	17.6%	16.3%	

[1] 2002 sales restated to include £23m of third party call centre and related activities transferred from Reality

Experian International

Experian International, which accounts for 40% of total Experian sales, had another excellent year, continuing its long record of double-digit sales and profit growth. At constant exchange rates, sales increased by 11%, with acquisitions, net of disposals, contributing 1% of this growth. With operating profit at constant exchange rates up by 21%, the operating margin advanced by 1.3 percentage points.



427
483
02
03

Reported sales for Experian International
£ million
12 months to 31 March

- Credit - Information
- Credit - Solutions
- Marketing - Information
- Marketing - Solutions
- Outsourcing

Financial review
At constant exchange rates, sales in Credit Information and Solutions together grew by 15%, with strong performances from business information and account processing in particular. The latter was strong in the second half of the year as development work was undertaken on three major new projects.

Since December 2001, Experian has been the prime systems and service partner for a multi-million pound business re-engineering, systems delivery and outsourcing project for the financial services arm of Marks & Spencer. The project to support the pilot of the new Marks & Spencer joint credit and loyalty card involved delivery of account processing and related services all supported by operational and business consultancy from Experian. The project successfully delivered as planned. Experian are continuing to work closely with Marks & Spencer.

Despite difficult conditions, sales in Marketing Information and Solutions together increased by 14%, again accelerating in the second half. This was driven by strong growth in the automotive and insurance sectors. Outsourcing accounts for about 30% of Experian International's sales and showed 4% growth in the year.

Operating profit grew by 21% at constant exchange rates. This was driven by strong sales growth and by tight cost control across the business, with further productivity increases demonstrated by an 8% improvement in sales per employee.

Operational review
Experian International continues to focus on sustaining sales and profit growth:

- *it is building on its core businesses.* Experian International continues to win major contracts across its business. In the UK, it is the clear market leader in consumer credit information and continues to grow share in the financial sector and in new industries, such as telecommunications. It is also building share elsewhere in Europe, especially in Spain and Italy;
- *it is successfully selling new solutions.* Product innovation is key to Experian in driving growth and winning share. For example, during the year, Experian International launched a new service that automates decisions for banks and financial institutions for lending to businesses. This is generating early success with both existing and new clients. Another example is the completion of the UK's Motor Insurance Database, which now holds details of 28 million vehicle insurance policies. 25,000 enquiries per day are now being received from the police, showing how Experian's skills can be successfully applied to a new sector; and
- *it is growing by targeted acquisitions.* In addition to the small, targeted acquisitions made in the first half, Experian International acquired Nordic Info Group A/S in January 2003 for approximately £90m. This market-leading company provides consumer and business information in Denmark and Norway and has annual sales of about £30m.

  This acquisition brings to 16 the number of consumer and business bureaux operated by Experian worldwide. It offers an opportunity to sell Experian's value-added products, such as application processing, fraud prevention and customer management solutions, alongside the information products in Denmark and Norway. Since acquisition, the business has met all expectations and work is well underway to enhance the current product range with value-added solutions from Experian.

As Experian International serves more clients on a pan-European basis, it is no longer appropriate to report sales separately for UK and Rest of World. From 1 April 2003, Experian International will therefore report one combined sales number.

Operational review: Argos Retail Group

Argos Retail Group

Argos Retail Group (ARG) had another successful year, with sales up 11% and profit up by 12%. Argos again performed particularly strongly, outperforming in its market, with annual sales exceeding £3 billion for the first time.

There has been significant corporate restructuring at ARG in the last 12 months:

- Homebase, a UK DIY and home furnishings retailer, was acquired for £902m in December 2002;
- Home shopping businesses in the United Kingdom, Ireland and Sweden, together with Reality, were sold for about £590m in May 2003; and
- other smaller, underperforming businesses were sold or closed during the year.

With its focus now on general merchandise, both Argos and Homebase have clear strategies and operational initiatives to deliver growth. This will be key in a period where growth in UK consumer spending is expected to be muted.

ARG generated £67m of operating cash flow, equivalent to 24% of operating profit. Investment in the year to March 2003 in supply chain, new stores and the Financial Services loan books will underpin future growth.

Argos

For the third successive year, Argos' sales grew faster than its market and it again grew operating margin. At the same time, customers' perceptions of the choice, value and convenience it offers also continued to improve. This improvement, along with Argos' own growth initiatives, should enable it to continue to outperform its market as consumer spending growth slows further in the current year.

Financial review

Excluding Argos Additions and jungle.com, Argos' sales in the full year increased by 13%, or 7% on a like-for-like basis. For the year as a whole, it grew share in all its major markets, with particularly strong sales growth in consumer electronics, mobile phones, electricals and home furnishings.

Gross margins for the year were firm, supported by better sourcing. Excluding integration costs of £8.7m relating to jungle.com, operating margin advanced by a further 0.5%.

Argos Retail Group

	Sales		Operating profit	
12 months to 31 March	**2003 £m**	2002 £m	**2003 £m**	2002 £m
Argos	**3,192**	2, 847	**238.2**	204.0
Homebase[1]	**251**	–	**2.2**	–
Home Shopping UK & Ireland[2]	**1,482**	1,607	**15.4**	33.6
Financial Services	**34**	11	**4.6**	(4.8)
Home Shopping Continental Europe	**275**	238	**24.7**	22.4
Total	**5,234**	4,703	**285.1**	255.2
Operating margin			**5.4%**	5.4%

[1] Homebase sales and profit consolidated for the period from date of acquisition (20 December 2002) to 28 February 2003, Homebase's new year-end

[2] 2002 Home Shopping UK & Ireland restated to include £74m sales and £0.5m profit previously reported by Reality

Argos

12 months to 31 March	**2003 £m**	2002 £m	Change
Sales[1]	**3,192**	2,847	12%
Operating profit[1]	**238.2**	204.0	17%
Operating margin	**7.5%**	7.2%	

[1] Includes Argos Additions and jungle.com

Operational review

As previously outlined, Argos has a clear strategy for growth and has made good progress this year against its objectives:

- *Argos plans to open about 35 new stores each year.* At 31 March 2003, Argos operated 523 stores, an increase of 33 in the year. These new stores contributed 6% to sales growth, ahead of expectations. Of the 33 stores, about two-thirds were second or third stores within a town or city. The opening of these new stores inevitably deflects some sales from existing stores and therefore had the effect of reducing like-for-like sales growth by an estimated 3%. In the current year, Argos plans to open an additional 35 stores, with potential for over 650 in four years time;
- *Argos is refurbishing its small stores.* By 31 March 2003, 340 stores had the modernised brand fit-out, with a further 100 planned for this year. Initiatives to improve customer service have also been made across the chain. For example, over 500 quick-pay kiosks have been installed in 190 stores. These enable customers to order and pay for goods without going to the till. Currently, over 4% of sales in these stores are going through the kiosks and customer usage is growing;
- *Argos is enhancing choice for customers by extending the range of products and services offered.* Range extension has been a key driver of sales growth in the year under review. Both the Autumn/Winter 2002 catalogue (11,400 lines) and the Spring/Summer catalogue (11,600 lines) have about 25% more products than the same catalogue the previous year. The additional lines are focused on areas such as textiles and bedding, furniture and homewares, with about two-thirds available in store and one-third for home delivery only. Sales of these new lines have met expectations in the year and aided gross margin. In addition, Argos' previous experience of range expansion suggests that sales of these lines should continue to increase as customer awareness of them grows.

  In January 2003, Argos initiated a test in the South West to expand its product range further. A new catalogue called Argos Extra, which added 4,500 lines to the existing range, is being tested in five of its larger stores and in five neighbouring smaller stores, where these goods are available for collection 48 hours after ordering. Although still at an early stage, the trial will be extended in July 2003 to an additional five larger stores and nine neighbouring stores in the North West;
- *Argos is investing £120m over four years in its supply chain.* The four-year programme initiated last year is on track, making improvements to IT, software systems and product sourcing. The new 560,000 square feet central distribution centre, which will handle all direct imports, opens in June 2003. Aided by the ARG Hong Kong buying office and the new IT systems, direct importing now accounts for 16% of sales (up from 12% three years ago).

  With prices on re-included lines in the current Spring/Summer catalogue 2% lower than last year, the supply chain investments made to date are already benefiting customers, while allowing Argos' margins to remain firm; and
- *Argos is growing capacity and improving customer service in Argos Direct, its delivery to home operation.* Sales via Argos Direct grew by 33% during the year and accounted for 18% of Argos' sales – up from 16% last year. Approximately £550m of sales were delivered to home. About one-quarter were products available in store and three-quarters were more bulky items such as furniture and widescreen TVs, which are only available for home delivery. The new 650,000 square feet Argos Direct warehouse in Bedfordshire has been operational since January 2003. This significantly increases Argos' capacity for two-man delivery of bulky items. Argos was the second most visited retail website over Christmas 2002, while the Internet contributed 3% of Argos' total sales in the year.

Sales at Argos Additions increased by 11% in the year to £144m. Following a slow first half, improvements were made to merchandising and the credit offer in the Spring/Summer catalogue. The Additions brand name has been sold to March U.K. Limited. The Autumn/Winter 2003 catalogue will be the last to use the Argos brand and to be distributed via Argos stores.

Homebase

Homebase, a leading UK DIY and home furnishings retailer, was acquired in December 2002 for £902m. It enhances ARG's long-term competitive position as:

- it brings to ARG a leading brand in fast growing markets, with good organic growth prospects;
- it is pursuing growth in the furniture and homewares market, where ARG already has considerable presence and skills; and
- there are operational benefits from combining ARG and Homebase, in terms of supply chain and infrastructure.

Period since acquisition

The priority in the period since acquisition has been to prepare for peak trading in April and May. The management team at Homebase has been strengthened with appointments from within ARG and actions to improve retail disciplines in the short term have been implemented.

Since the start of its new financial year on 1 March 2003, Homebase has traded in line with expectations. As is GUS' established practice, a more detailed comment on first quarter trading will be made on 23 July 2003. For Homebase, it will cover sales in the four months to 30 June 2003.

Operational review

During the current financial year, the priority at Homebase will be to create a platform for growth in 2004 and beyond, while delivering on profit expectations. The key initiatives are:

- *improving retail disciplines.* This includes improving the in-store experience, particularly stock availability, ease of shopping and customer service; strengthening the price proposition, by reinvesting some of the sourcing benefits into reducing prices on key lines; and improving category management skills, particularly for core DIY and decorating ranges;

Homebase

	2003[1] £m	2002 £m
Sales	251	–
Operating profit	2.2	–

[1] Homebase sales and profit consolidated for the period from date of acquisition (20 December 2002) to 28 February 2003, Homebase's new year-end

- *increasing sales of kitchens, bathrooms and home furnishings.* In the twelve months to 28 February 2003, homewares, which includes these ranges, contributed 21% of sales – up from 18% in the previous year. They showed a year-on-year growth of 20%. Several trials are planned for this year to improve the offering in these categories, particularly in furniture and furnishings, building on development work already undertaken at ARG. Homebase is also developing plans to improve significantly its two-man delivery service, building on the expertise and success of home delivery within Argos;
- *opening more mezzanine floors and increasing their productivity.* At 28 February 2003, 36 stores had mezzanine floors, which are used to showcase kitchens, bathrooms and home furnishings. Their average size is 11,600 square feet, ranging from 7,000 to 17,000 square feet. On average, sales uplifts were about 15% in the year, contributing around 1% to total sales growth. As the return on investment on these mezzanines is attractive, an additional 35-40 mezzanine floors will be installed in the current financial year, at a capital cost of about £35-40m. Several trials are planned to modify the category mix in order to optimise the sales densities on and returns from mezzanines;
- *opening more new stores.* At 28 February 2003, Homebase had 273 stores. An additional nine stores are planned to open in the current financial year. The small store trial will be accelerated. These are 20-25,000 square feet stores, offering edited ranges in catchments which will not support a full range store; and

Homebase continued

- *delivering integration benefits.* Given the degree of overlap between ARG and Homebase in products and suppliers, there are significant gains to be achieved over time from improved sourcing. Early benefits are being achieved through terms harmonisation and should generate savings of over £5m in the current year. Beyond that, increasing the percentage of direct importing and supply chain improvements will reduce sourcing costs at Homebase. Direct importing currently accounts for 8% of sales, but has scope over time to move to about 30%.

  In addition, Homebase is working with ARG in certain areas such as e-commerce, financial services, IT and media buying to reduce costs and improve customer service.

Home Shopping UK and Ireland

12 months to 31 March	2003 £m	2002[1] £m	Change
Sales			
Home Shopping	1,409	1,533	(8%)
Reality logistics	73	74	–
Total	1,482	1,607	(8%)
Operating profit	15.4	33.6	–
Operating margin	1.0%	2.1%	

[1] 2002 Home Shopping UK & Ireland restated to include £0.5m profit previously reported by Reality

The priority for the current financial year is to further strengthen the business and build a platform for future growth, while delivering on profit expectations. Capital expenditure at Homebase in the current financial year is expected to be about £65-70m, compared to £66m last year. As previously announced, re-organisation costs are expected to be about £10m in the current year.

Financial review

As already reported, Homebase's year-end has been moved to the end of February to avoid distortions relating to the timing of Easter and its associated promotions and trading patterns. January and February are seasonally quiet months. In its financial year to 31 March 2003, GUS has consolidated sales of £251m and operating profit of £2.2m for the period from acquisition on 20 December 2002 to 28 February 2003. This performance is in line with the same period last year.

For the twelve months to 28 February 2003, sales at Homebase were £1,444m, an increase of 4% over last year (3% like-for-like). Operating profit was £101.6m, giving an operating margin of 7.0%, compared to 5.9% in the previous year. This was driven primarily by improvements in gross margin and non-operational costs.

Home Shopping UK and Ireland

The agency home shopping market deteriorated during the year under review. As a result, both sales and profit at Home Shopping UK & Ireland were below the level of last year.

Reported sales in Home Shopping were 8% below last year. During the year, management has continued to sell or close peripheral businesses, including Family Hampers, Innovations and McCord. Excluding these peripheral businesses, the sales decline was 5%.

Agency sales fell by 9% in the year (H1 –5%; H2 –13%) although GUS maintained market share. The number of active customers was further reduced to 2.5m, with a small increase in average spend per customer. Sales from continuing direct catalogues, mainly Marshall Ward and Abound, account for 15% of sales. They saw continued strong growth (up nearly 40% in the year).

Gross margins at Home Shopping were in line with last year. However, the sharp slowdown in sales in the second half more than countered the benefits of the cost reduction programme that has been underway for the past three years. An additional 250 redundancies were announced during the second half.

Reality's sales to third parties were flat year-on-year. However, this masked 7% growth in the core logistics business, offset by the withdrawal from or sale of peripheral activities such as packaging and fleet management.

Financial Services

Financial Services reported a profit in the year, with the improvement largely driven by the continued build-up of the Argos store card. This resulted in more interest income as the number of active accounts and the size of the debtor book both grew.

At 31 March 2003, there were about 630,000 active Argos store card accounts, up from 460,000 a year earlier. The gross loan book increased by £50m to £155m. Over 7% of sales at Argos were made via the store card. Argos' personal loan offer was first included in the Autumn/Winter 2002 catalogue and the gross loan book had grown to £37m at 31 March 2003.

The contribution to profits from Home Shopping customers was £17m in the year. Following the disposal to March U.K. Limited, this profit stream is no longer part of ARG Financial Services.

Financial Services

12 months to 31 March	2003 £m	2002 £m
Sales[1]	34	11
Operating profit/(loss)	4.6	(4.8)

[1] Sales represent interest income, fees and commissions relating to the Argos store card and Argos personal loans

Home Shopping Continental Europe

At constant exchange rates, sales from European Home Shopping increased by 10% and profit by 5%. This was driven by Wehkamp, the leading home shopping brand in Holland, which accounts for over 80% of sales. It benefited from improved promotional activity, higher service levels and strong growth in branded clothing sales and electronics. 16% of Wehkamp's sales were through its website.

Halens, the Scandinavian operation, has been sold to March U.K. Limited. In the year to March 2003, its sales were £46m and its profit was about £5m. Sales grew by 4% in local currency, while profits benefited from the expansion of its financial services offering.

Home Shopping Continental Europe

12 months to 31 March	2003 £m	2002 £m	Change at constant FX rates
Sales	275	238	10%
Operating profit	24.7	22.4	5%
Operating margin	9.0%	9.4%	

Operational review: Burberry

Burberry

12 months to 31 March	2003 £m	2002 £m	Change at constant FX rates
Sales	**594**	499	21%
Operating profit	**116.7**	90.3	34%
Operating margin	**19.7%**	18.1%	

Burberry acquired the operations of its primary distributors in Asia outside of Japan in January 2002 and July 2002 (the "Asia acquisitions")

Burberry

Following the partial IPO of Burberry Group plc, GUS retains a 77% stake in Burberry. The following is an abridged version of the latter's preliminary announcement released on 22 May 2003.

The year to March 2003 saw significant progress for Burberry. It completed a partial IPO, advanced its strategic agenda and maintained its financial momentum, exceeding the expectations set at the time of the IPO.

Financial review

Total sales in the year increased by 21% at constant exchange rates, or 12% on an underlying basis (i.e. at constant exchange rates and excluding the impact of the Asia acquisitions). Operating profit increased by 34% at constant exchange rates, driven by the contribution from these Asia acquisitions and a further improvement in the gross margin. Operating margin expanded by 1.6% to 19.7%. Operating cash flow more than doubled in the year to £108m.

Operational review

Burberry continued to implement its strategic initiatives across product categories, geographic regions and channels of distribution.

By product categories

Accessories' share of sales expanded to 29%, compared to 25% in the previous year, driven by continued emphasis on product development. Womenswear maintained its momentum (up 20% year-on-year), while menswear saw solid growth (up 9%).

By geographic regions

Burberry experienced strong sales growth in the US, driven by both wholesale and retail operations. There were more moderate underlying gains in Europe, while growth in Asia was dominated by the impact of the Asia acquisitions.

By channels of distribution

Total retail sales increased by 46% in the year, or 25% on an underlying basis. During the year, Burberry opened flagship stores in New York, Barcelona and London (Knightsbridge), as well as opening nine other stores and acquiring 46 concessions in Korea. At 31 March 2003, it operated 132 retail locations. Burberry plans to increase retail selling space by approximately 10% in 2003, with the opening of eight stores, including one in Milan – Burberry's first store in Italy.

Total wholesale sales advanced 6%, or 5% on an underlying basis, with high single digit growth for the Spring/Summer merchandise, for which shipments are concentrated in the second half of the year. Based on the Autumn/Winter 2003 initial order book, Burberry expects high single digit wholesale sales growth for this season.

Licensing revenues in the year increased by 9% (14% at constant exchange rates), led by 10% volume gains in Japan and increases in certain royalty rates, as well as strong sales gains by global product licensees. As reported, licensing revenues did moderate in the second half (21% in H1; 9% in H2, both at constant exchange rates).

While acknowledging the challenging operating environment, and especially the exceptional short-term uncertainty faced by the luxury goods industry, Burberry remains confident in its long-term growth strategies.

Operational review: Other businesses

South African Retailing

As already stated, GUS intends, subject to market conditions, to arrange a partial IPO for its South African Retailing business on the Johannesburg Securities Exchange during calendar year 2004.

Sales in rand were 2% up for the year as a whole. The second half of the year was more difficult with increased competitive activity, three interest rate increases and the high level of food and petrol inflation impacting total consumer spending and durable goods in particular. Operating profit, however, increased by 13% in rand in the year, driven by further growth in financial services and by cost saving initiatives. The business currently operates 398 Lewis stores and 45 Best Electric stores.

The rand weakened further from an average rate of £1= R13.5 in 2002 to an average of R14.9 in 2003. This reduced reported sales by £12m and operating profit by £3.2m in the year. The closing rate at 31 March 2003 was R12.5.

Our South African Retailing business has a strong market position. This has been enhanced by recent consolidation in the industry, which has already led to the closure of a significant number of stores by competitors. Our business has a strong, experienced management team. Its initiatives to enhance merchandise, improve credit systems and reduce costs make it well placed for the expected recovery in consumer spending in South Africa.

Property

The joint venture with British Land disposed of a further 27 properties in the year for £55m. GUS' 50% share of operating profit was broadly in line with the prior year as the fall in rental income from sold properties was offset by small gains on disposal and increasing rents from the remaining portfolio. The joint venture's portfolio of 121 remaining properties was valued at £796m at 31 March 2003.

GUS' investment in the joint venture at 31 March 2003, including its loans to the venture, amounted to £210m. A continuing programme of property disposals is planned in the current year.

South African Retailing

12 months to 31 March	2003 £m	2002 £m	Change at constant FX rates
Sales	114	123	2%
Operating profit	31.8	30.9	13%
Operating margin	27.8%	25.2%	

Finance

General Guarantee Finance largely completed the wind down of its loan book during the year. At 31 March 2003, GGF's outstanding advances, net of provisions, were £63m, a reduction of £191m. All of the securitised debt, which had been used to fund the business, has now been repaid.

gusco.com

Revenue spend largely comprised the funding of MyPoints Europe, a web-based loyalty scheme.

As both the Finance Division and gusco.com are now so small, they will be included within central costs from 1 April 2003.

Property

12 months to 31 March	2003 £m	2002 £m
Operating profit	25.9	24.8

Finance

12 months to 31 March	2003 £m	2002 £m
Operating profit	6.6	15.1

gusco.com

12 months to 31 March	2003 £m	2002 £m
Operating loss[1]	(2.7)	(4.8)

[1] 2002 profit restated to exclude £4.9m loss from CreditExpert now reported in Experian North America

Financial review

Group cash flow

12 months ended 31 March	2003 £m	2002 £m
Profit before goodwill, exceptionals and tax	642	552
Exceptional items	–	(45)
Corporation tax	(141)	(82)
Change in working capital	201	163
Capital expenditure	(329)	(322)
Depreciation	245	212
Free cash flow	618	478
Dividends	(220)	(213)
Acquisitions and divestments	(1,037)	(35)
Net cash flow	(639)	230
Securitisation repayments	(201)	(380)
Foreign exchange movements	38	(4)
Movement in net debt	(802)	(154)

Sales
The Group's turnover grew by 11% from £6,457m to £7,146m, including £375m from acquisitions. Excluding acquisitions and at constant exchange rates, Group turnover from continuing operations was 10% higher than last year.

Profit
Group profit before amortisation of goodwill, exceptional items and taxation increased by 16% to £642m. Return on sales before exceptional items and goodwill amortisation rose from 8.6% to 9.0%. The improvement reflects a focus on our core businesses where profitability has risen. The goodwill charge increased to £162m from £127m, largely as a result of acquisitions made during the year and £19m relating to impairment of goodwill following the closure of Innovations.

Taxation
The Group's effective rate of tax for the year, before goodwill charge and profit/loss on sale of businesses, has fallen from 23.8% to 22.7%. This continues to be lower than the UK standard corporate tax rate, mainly because of efficient structures for the Group's overseas activities.

Shareholder return and dividends
Basic earnings per share before goodwill amortisation and exceptional items were 47.8p in the year ended 31 March 2003 compared to 41.7p last year. The Board has proposed a final dividend of 16.4p per share, a rise of 1.2p (8%) on last year. The dividend for the year as a whole of 23.3p is covered 2.05 times from earnings before goodwill amortisation and exceptional items.

Shareholders' funds
Shareholders' funds amount to £2,543m, a rise of £126m in the year. This is equivalent to 253p per share compared with 240p last year.

Share price and total shareholder return
The share price of GUS ranged from a low of 440p to a high of 700p during the financial year. On 31 March 2003, the mid market price was 487p, giving a market capitalisation of £4.9bn at that date.

Total shareholder return (the increase in the value of a share including reinvested dividends) was 44% over the three years to 31 March 2003. This compares favourably with the total shareholder return for the average FTSE 100 company which was minus 40%.

Cash flow and investment in the business
Cash flow before acquisitions, disposals and dividends amounted to £618m compared to £478m in the previous year. Cash flow benefited from the growth in profits in the year and from tight control over working capital which was £201m lower despite the growth in the Argos store card loan book. Capital expenditure grew by £7m to £329m and was equivalent to 134% of the depreciation charge in 2003.

With the £902m purchase of Homebase, there was a net cash outflow of £802m for the year after the payment of dividends, the repayment of securitised loans and acquisitions and disposals.

Liquidity and funding
At 31 March 2003, the Group had net borrowings of £2,086m. This shows an increase of £601m in net borrowings which were £1,485m at 31 March 2002, including securitised loans of £201m. The securitised loans were repaid during the year. The maturity, currency and interest rate profile of the Group's borrowings are shown in note 33 to the financial statements. The acquisition of Homebase was initially funded with bank borrowings. The substantial majority of these were re-financed in February 2003 by the issue of two bonds under the Group's recently established Euro Medium Term Note Programme:

£350m 5.625% due June 2013 and €600m 4.125% due 2007. The proceeds of the latter were swapped into sterling and a proportion of the proceeds of both were swapped into floating rates.

The Group maintains substantial committed bank facilities. At 31 March 2003 undrawn committed facilities totalled £566m.

Treasury and risk management

The Group's Treasury function seeks to reduce or eliminate the Group's exposure to foreign exchange, interest rate and other financial risks, to ensure sufficient liquidity is available to meet foreseeable needs and to invest cash assets safely and profitably. It does not operate as a profit centre and transacts only in relation to underlying business requirements. It operates policies and procedures which are periodically reviewed and approved by the Board and is subject to regular Group Internal Audit reviews.

Interest rate management

The Group's interest rate exposure is managed by the use of fixed and floating rate borrowings and by the use of interest rate swaps to adjust the balance of fixed and floating rate liabilities. The Group also mixes the duration of its borrowings to smooth the impact of interest rate fluctuations.

Interest costs were £8m lower than last year. This reflects the impact of lower interest rates (£6m), the previously announced change in the way GUS accounts for interest (a gain of £9m) and the interest income on proceeds from the partial IPO of Burberry (£7m). These were partly offset by the funding costs associated with the acquisition of Homebase (£15m).

The note below on Accounting Policies provides a more detailed explanation of the accounting change, which relates to forward sales of foreign currencies undertaken to hedge overseas assets.

Currency risk management

The Group's reported profit can be significantly affected by currency movements. Approximately 41% of the Group's operating profit generated in the year ended 31 March 2003 was earned in currencies other than sterling. In order to reduce the impact of currency fluctuations on the value of investments in overseas countries, the Group has for some years had a policy of borrowing in US dollars and euros, as well as in sterling, and of entering into forward foreign exchange contracts in these two currencies. During the year ended 31 March 2003 the Group also entered into forward foreign exchange contracts to sell South African rand, in order to hedge a proportion of the value of its investment in its South African retailing business. Additionally, the Group has a policy of hedging foreign currency denominated transactions by entering into forward exchange sale and purchase contracts.

Credit risk

The Group's exposure to credit risk is managed by dealing only with banks and financial institutions with strong credit ratings, within limits set for each organisation. Dealing activity is closely controlled and counter-party positions are monitored daily.

Acquisitions and disposals

With a total spend of £1,265m, this was an active year for acquisitions. The largest of these transactions was Homebase, a leading UK DIY and home furnishings retailer, which was acquired in December 2002 for £902m. There were three other significant acquisitions during the year. ConsumerInfo.com, the leading supplier of online credit reports, scores and related information to consumers in the United States, was purchased in April 2002 for $130m. Nordic Info Group, comprising three leading consumer and business information companies in Denmark and Norway, was acquired in January 2003 for £90m. The Group also acquired the outstanding stakes in its joint ventures with Scorex, the credit decision solutions company, in March 2003 for £70m.

Smaller acquisitions included Experian's purchases of affiliate credit bureaux in the United States and other businesses in the UK and France.

The largest disposal during the year was the partial Initial Public Offering ("IPO") of Burberry in July 2002 in which 23% of its ordinary shares were sold. The profit on disposal was £139m after deducting the cost of employee share schemes in connection with the IPO. Other smaller disposals include the sale of Family Hampers in the UK and Fidelitas in Argentina.


5,658
6,041
6,457
7,146
00
01
02
03

Sales
£ million


448
487
552
642
00
01
02
03

Underlying profit before tax*
£ million

*Excluding amortisation of goodwill and exceptional items


272
481
478
618
00
01
02
03

Free cash flow
£ million


264
268
322
329
00
01
02
03

Capital expenditure
£ million

Exceptional items

12 months ended 31 March	2003 £m	2002 £m
Continuing operations		
Net profit on partial IPO of Burberry	139	–
Loss on sale of businesses	–	(6)
Restructuring costs in Argos Retail Group/Reality	–	(36)
Loss on sale of e-commerce investments	–	(2)
	139	(44)
Discontinued operations		
Provision on disposal of Home shopping/Reality	(210)	–
Goodwill impairment	(19)	(28)
	(229)	(28)
Total charge	(90)	(72)

Exceptional items

An exceptional loss of £90m was incurred during the year. The major exceptional items were the £139m profit on the partial IPO of Burberry and the £210m provision for the loss on the disposal of the Group's Home shopping businesses in the UK, Ireland and Sweden, together with Reality (see post balance sheet event below). There was also a charge of £19m for impairment of goodwill, previously written off to reserves, on the closure of Innovations. All other costs of reorganisation and restructuring are treated as operating costs and are included within operating profit.

Minority interests

Profit attributable to equity minority interests in 2003 of £17m relates mainly to the 23% of profit attributable to the minority shareholders of Burberry. It also includes profit attributable to minority shareholdings in companies owned by Experian International.

Minority interests on the balance sheet represent the minority share of the net assets of these companies.

Pensions

This year the Group has continued to account for pension costs under SSAP 24 although in accordance with the FRS 17 transitional arrangements, certain disclosures are included in Note 36 to the financial statements. There is no effect on the primary financial statements.

The sharp fall in equity markets during the year reduced the market value of the Group's pension scheme assets, while the fall in interest rates increased the discounted value of the liabilities. As a result the FRS 17 disclosures show a net deficit for all retirement benefit schemes of £215m net of tax relief at 31 March 2003. Although this situation is not welcome, it should be noted that the deficit is equal to less than 4% of the Group's market capitalisation and can prudently be resolved over a period of several years. It therefore has no material impact on the Group's operations or financial flexibility.

Contribution rates for the Group's principal pension schemes were increased in April 2002. The next regular actuarial valuation of these schemes will measure the position at 31 March 2004. Unless, over the next year or so, there is a material change in the long-term outlook for investment returns, that valuation is likely to lead to a further increase in the contribution rates paid to the schemes. In anticipation of this the Group made additional special contributions of £20m in the year ended 31 March 2003.

Accounting policies and standards

The principal accounting policies used by the Group are shown on pages 59 to 61. There have been no new Financial Reporting Standards adopted in this financial year.

The Group has for several years hedged its investments in subsidiaries outside the UK by a combination of foreign currency borrowings and forward sales of relevant foreign currencies. The forward premium/discount to spot exchange rates incorporated in these forward sales contracts reflects the differential between sterling interest rates and the interest rate of the currency concerned.

Until 31 March 2002 this interest rate differential had been taken directly to reserves, along with the changes in value during the year of the currency borrowings, the forward currency sales and the assets being hedged. For GUS, the most significant overseas assets are in the United States. With short term US interest rates well below sterling interest rates and the growth in the Group's forward sales of US dollars, the interest element of these forward dollar sales, whose effect is to reduce interest costs, has become more significant. Similar issues arise in connection with the Group's hedging of its euro and South African rand assets, with euro interest rates slightly below sterling rates and South African interest rates significantly higher than sterling rates.

With effect from 1 April 2002, the Group has been accounting for the forward premium/discount arising on forward currency sales as interest. The effect of this change has been to reduce interest expense for the year ended 31 March 2003 by £9m; this consists of a £12m gain from dollar and euro hedging less a £3m cost of South African hedging. There would have been no material effect if this approach had been applied in the year ended 31 March 2002.

Post balance sheet event
On 27 May 2003, the Group announced the disposal of its home shopping businesses in the UK, Ireland and Sweden, together with Reality, its logistics and customer care business in the UK. The disposal of the UK Home Shopping business and Reality is unconditional. The disposal of the Irish and Swedish businesses is conditional on regulatory approval.

The businesses have been sold for about £590m to March U.K. Limited, a company ultimately controlled by Sir David Barclay and Sir Frederick Barclay. The initial consideration for the UK businesses was approximately £410m. The balance, receivable on completion following regulatory clearance in Ireland and Sweden, is £40m. Additionally, there is an unconditional consideration of about £140m payable three years from now. This is in the form of a convertible loan note from the purchaser, with interest payable at sterling LIBOR plus 0.5% per annum. The proceeds will be used to pay down debt.

The businesses being sold generated sales of £1.67bn and operating profit of £35m in the year ended 31 March 2003. The transaction has no material impact on earnings per share before amortisation of goodwill and exceptional items.

The businesses have been sold free of debt. The net book value of assets at the date of completion is approximately £800m. GUS therefore expects to incur a book loss of about £210m on the transaction and a provision for this amount has been made in the year to March 2003. In addition, there will be an exceptional charge, which will be taken in the year to March 2004, relating to the costs of the transaction and to the costs of the resulting reorganisation of the ARG shared services infrastructure. This is currently estimated at about £30m and will be mainly cash.

Argos Retail Group now comprises four activities: Argos, Homebase, Wehkamp, its market-leading home shopping company in the Netherlands, and ARG Financial Services. ARG has also entered into various commercial contracts with March U.K. Limited to cover the provision of home delivery and other services. These contracts last for up to three years.

David Tyler

David Tyler
Group Finance Director

Board of directors



Sir Victor Blank (60) Chairman

Sir Victor Blank was educated at Stockport Grammar School and St Catherine's College, Oxford. He qualified as a solicitor with the law firm Clifford-Turner (now Clifford Chance), becoming a partner in 1969. In 1981, he moved into investment banking with Charterhouse, becoming Chairman and Chief Executive in 1985. He was also a director of The Royal Bank of Scotland Group plc from 1985 to 1993. He joined the Board of GUS plc in 1993.

Sir Victor retired from investment banking in 1997, having become Deputy Chairman of GUS the previous year. He became Chairman of GUS in 2000 and is also Chairman of Trinity Mirror plc and a director of Chubb plc.

Sir Victor is a member of the Financial Reporting Council and Chairman of the Industrial Development Advisory Board. He is a member of the Council of Oxford University. He chairs two charities, WellBeing and UJS Hillel, as well as the Council of University College School.

Sir Victor is an Honorary Fellow of the Royal College of Obstetricians and Gynaecologists, an Honorary Fellow of St Catherine's College, Oxford, a Fellow of the Royal Society of Arts and Companion of the Institute of Management.



John Peace (54) Group Chief Executive

John Peace joined GUS in 1970 and held several senior IT management positions before co-founding CCN in 1980. CCN was the company formed by GUS to market information services to retailers and other lending organisations. In 1991, John Peace was appointed Chief Executive of CCN, which was by then one of Europe's largest information services companies.

During the mid-nineties, CCN was combined with a number of other US and European businesses to form a global information services organisation called Experian, with John Peace as its Chief Executive.

In 1997, he joined the Board of GUS plc, becoming Group Chief Executive in January 2000.

In June 2002, John Peace was appointed Chairman of Burberry Group plc, in advance of its partial flotation by GUS in July 2002.

John Peace is Chairman of the Board of Governors of Nottingham Trent University, a member of the Board of Companions of the Chartered Management Institute and a Fellow of the Royal Society of Arts.



David Tyler (50) Finance Director

David Tyler graduated from Cambridge University, where he read Economics, in 1974.

He spent the first 11 years of his career working for Unilever in a variety of financial, commercial and strategic jobs. In 1986 he joined County NatWest where he worked in senior financial control roles. He then worked for Christie's International from 1989 to 1996 as Finance Director and as President of Christie's America.

David Tyler has been Finance Director of GUS plc since February 1997. Aside from his financial role, he also now has responsibility for the development of Group strategy and has operational responsibility for some of the Group's smaller businesses. Since June 2002, he has been a non-executive director of Burberry Group plc.

He is a Fellow of the Chartered Institute of Management Accountants and a Member of the Association of Corporate Treasurers.



Terry Duddy (47) Chief Executive, Argos Retail Group

Terry Duddy began his career at Letraset in 1978, initially in personnel management and later in product management. He joined the Dixons Stores Group in 1984, where he held various commercial positions, including Sales Director of Currys, Product Marketing Director of the Dixons Stores Group and, latterly, Managing Director of PC World.

Terry Duddy joined GUS in August 1998 as Chief Executive of the newly acquired Argos, becoming a director of GUS plc later that year. In 2000 he was appointed Chief Executive of the Argos Retail Group.



Craig Smith (52) (USA) Chairman, Experian

Craig Smith studied business management at Towson University in Baltimore, Maryland before joining Maryland National Bank in 1973. Here he gained experience in all areas of retail lending and bank operations, becoming Vice President.

In 1982, Craig Smith was one of five founding executives of MBNA America Bank and spent 12 years with that organisation. He went on to become Chairman and founder of Hamilton Partners, a management consultancy specialising in advising financial services organisations.

Craig Smith joined Experian in June 2000 as Chief Executive Officer for Experian North America. In March 2003, he joined the Board of GUS plc and was appointed Chairman of Experian worldwide.

Craig Smith is involved with a number of local charitable organisations and directs Experian's worldwide corporate social responsibility programme.



Alan Smart (58) (South Africa) Chief Executive, South African Retailing

Alan Smart was educated at Rondebosch Boys High and the University of Cape Town. After serving articles of clerkship with a chartered accounting practice, he joined Lewis in 1969. He held several financial control positions before being appointed Credit Director of Lewis in 1980.

In 1984 Alan Smart was promoted to Joint Managing Director, with responsibility for credit and store operations. In 1991 he became Chief Executive of the Lewis Group, a position he currently holds.

Alan Smart is a former national council member of the Furniture Traders Association of South Africa.



Sir Alan Rudge (65) Non-Executive Director

Sir Alan Rudge was Deputy Chief Executive of BT until November 1997 and Chairman of WS Atkins until March 2001. He joined the Board of GUS plc in 1997 and also serves as a non-executive director on the Boards of Apollis AG and SESA AG. He is currently President of MSI Cellular Investments BV, Chairman of ERA Technology Ltd and Pro Chancellor of Surrey University.

Sir Alan has a PhD in Electrical Engineering and is a Fellow of the Royal Society and the Royal Academy of Engineers. He is a past President of the Institution of Electrical Engineers and past Chairman of the Engineering and Physical Sciences Research Council.



Oliver Stocken (61) Non-Executive Director

After qualifying with Arthur Andersen, Oliver Stocken became a director of NM Rothschild & Sons and subsequently Managing Director of Barclays Australia and of Barclays Merchant Bank in London.

At the inception of BZW Holdings in 1986 he was a member of the Board, becoming Chief Operating Officer in 1990 and later Finance Director. In May 1993 he became Group Finance Director, Barclays PLC, finishing this role in September 1999.

Oliver Stocken was appointed to the Board of GUS plc in April 2000 and chairs the Audit Committee. He is Deputy Chairman of 3i plc and a non-executive director of Rank Group plc, Pilkington plc, Novar plc, Searchspace Limited, Rutland plc and Stanhope plc.

Oliver Stocken is also a Trustee of the Natural History Museum; Council Member and Treasurer of the Royal College of Art; Chairman of Finance and Member of the Committee of the MCC; Trustee of the Henley River & Rowing Museum, and Chairman of the Trustees of the Devas Youth Club, Wandsworth.



Lady Patten of Wincanton (49) Non-Executive Director

Louise Patten joined the Board of GUS in 1997 and chairs the Remuneration Committee. She is also Chairman of Brixton plc and a non-executive director of Hilton plc and Somerfield plc, as well as Senior Adviser to Bain & Co.

Louise graduated from Oxford University in 1977 and went from there to Citibank. She remained in banking until 1985, when she moved into management consultancy. In 1993, Louise joined Bain & Co, the global strategy consultancy, as a Partner.

Louise has considerable experience as a non-executive director. She was a director of Harveys Furnishings plc from 1993–2000 and of the Catholic Building Society from 1993–1997 and was appointed to the board of Hilton Group plc in 1993. Louise is also senior non-executive director and remuneration committee chairman of Somerfield plc, whose board she joined in 1998, and was its interim Chairman from 1999–2000. In 2001, she joined the Board of Brixton plc as a non-executive director, taking over the chairmanship of Brixton in May 2003.



Lord Harris of Peckham (60) Non-Executive Director

Lord Harris was educated at Streatham Grammar School and in 1957, at the age of 15, took over the running of the family business. This consisted of three carpet shops, which by 1977 he had increased to 93. Later that year he acquired Queensway Discount Warehouse and in 1978 successfully floated the Harris Queensway Group. In 1988, Harris Queensway was taken over by the Lowndes Consortium and Lord Harris went on to set up Carpetright, which was floated in 1993. Lord Harris is Chairman and Chief Executive of Carpetright plc, which now has over 440 stores.

Lord Harris was appointed to the Board of GUS in 1986. He is also Chairman of Harris Ventures Ltd and the prostate cancer 'Investing In Life' campaign.

Lord Harris is a major sponsor of the Harris City Technology College in Croydon, Bacon's College, Southwark and Kemnal Technology College, Sidcup. He is also in the process of funding two City Academies, one in Peckham and another in Croydon, together with a Community Centre in Peckham. He is a benefactor of two colleges at Oxford, Oriel and Harris Manchester, and Lucy Cavendish College, Cambridge.



Frank Newman (61) (USA) Non-Executive Director

Frank Newman is Chairman Emeritus of Bankers Trust Corporation, having served as its Chairman and Chief Executive Officer from 1995 to 1999. He currently serves as an advisor to private-equity investment firms and financial institutions. Frank Newman joined the Board of GUS plc in 2001.

Before joining Bankers Trust, Frank Newman was the Deputy Secretary of the United States Treasury Department. He served in the Treasury Department from early 1993 until late 1995. As Deputy Secretary, Frank Newman was the number two official and Chief Operating Officer of the department.

Previously, Frank Newman spent six years with BankAmerica Corporation, where he was Chief Financial Officer and Vice-Chairman of the Board. Prior to joining BankAmerica in 1986, he was Executive Vice President and Chief Financial Officer of Wells Fargo Bank.

Frank Newman is a director of Dow Jones & Company, Korea First Bank and a privately held technology company. He is a member of the advisory board of Renault and Nissan. He is also a board member of three public-purpose organisations: the Carnegie Hall Society, Cornell University Weill Medical College, and MDRC (public policy research).

Secretary
David Morris FCA

Auditors
PricewaterhouseCoopers LLP

Stockbrokers

Solicitors
Linklaters & Alliance
Berwin Leighton Paisner

Registered Office
Universal House
Devonshire Street
Manchester M60 1XA

Registrars and transfer office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Corporate Governance

Audit Committee
Oliver Stocken (Chairman)
Frank Newman
Lady Patten
Sir Alan Rudge

Remuneration Committee
Lady Patten (Chairman)

Nomination Committee
Sir Victor Blank (Chairman)
John Peace
Lord Harris
Frank Newman
Lady Patten
Sir Alan Rudge
Oliver Stocken

Directors' report

The directors present their Annual Report together with the audited financial statements for the year ended 31 March 2003.

Principal activities and business review
GUS is a retail and business services group. It provides business information and customer relationship management services globally through Experian, general merchandise retailing and home delivery through Argos Retail Group and luxury goods through its 77 per cent holding in Burberry. The activities of Argos Retail Group were widened through the acquisition of Homebase in December 2002 and, on 27 May 2003, the Group announced the disposal of its Home Shopping businesses in the UK, Ireland and Sweden, together with Reality, its logistics and customer care business in the UK. GUS also has UK Property interests and owns a retailing business in South Africa. The review of the results for the year and an indication of future developments appear on pages 2 to 29.

Profit and dividends
The profit for the year amounts to £251m (2002 £257m). An interim dividend of 6.9p was paid to the Ordinary shareholders of the Company on 7 February 2003 and, on 27 May 2003, the directors recommended the payment, on 8 August 2003, of a final dividend of 16.4p, giving a total dividend for the year of 23.3p (2002 21.7p). The final dividend, once approved, will be paid to those persons on the Register of Members at the close of business on 11 July 2003.

Directors
The names and biographical details of the directors holding office at the date of this report are shown on pages 30 and 31. Particulars of directors' emoluments and their interests in the shares of the Company and its subsidiaries are shown in the Report on Directors' Remuneration and Related Matters on pages 41 to 50. There were no changes in the directors' interests in shares between the end of the financial year and 27 May 2003.

Victor Barnett retired from the Board on 1 July 2002.

Craig Smith was appointed a director on 25 March 2003. As the appointment was made after the date of the last Annual General Meeting, he will retire in accordance with the Company's Articles of Association and a resolution proposing his re-election will be proposed at the Annual General Meeting.

The directors retiring by rotation at this year's Annual General Meeting are Lord Harris of Peckham, Lady Patten of Wincanton, John Peace and Oliver Stocken who, being eligible, offer themselves for re-election. Lord Harris will offer himself for re-election annually in the light of his length of service as a non-executive director.

Details of directors' service contracts are set out in the Report on Directors' Remuneration and Related Matters on page 49.

During the year, the Company maintained liability

Acquisitions and disposals
The partial flotation of Burberry was successfully completed on 12 July 2002 through an Initial Public Offering which saw approximately 23 per cent of Burberry shares pass to external investors. The offer price amounted to 230p per share producing net proceeds of £239m.

On 21 November 2002, GUS announced that it had made an agreed offer to acquire the whole of the share capital of Homebase. The transaction was completed on 20 December 2002 for a consideration of £902m.

As reported last year, Experian North America acquired ConsumerInfo.com in April 2002 for a consideration of $130m payable in cash. Other significant acquisitions made in the year under review were Nordic Information Group and the remainder of the issued share capital in the Group's existing investment in Scorex, the total consideration for these transactions being £160m.

Post balance sheet event
On 27 May 2003, the Group announced the disposal of its home shopping businesses in the UK, Ireland and Sweden together with Reality, its logistics and customer care business in the UK. The disposal of the UK Home Shopping business and Reality is unconditional. The disposal of the Irish and Swedish businesses is conditional on regulatory approval.

The businesses have been sold for about £590m. The initial consideration for the UK businesses was approximately £410m. The balance, payable on completion following regulatory clearance in Ireland and Sweden, is £40m. Additionally, there is an unconditional consideration of about £140m payable in three years' time.

Substantial shareholding
As at 27 May 2003, the Company had been notified that Legal & General Investment Management Limited held 35,279,930 Ordinary shares which represented 3.5 per cent of the issued share capital of the Company at that date.

Save for the above, no person has reported any material interest of 3 per cent or more or any non-material interest exceeding 10 per cent of the issued Ordinary share capital of the Company.

Purchase of own shares
At last year's Annual General Meeting, authority was given for the Company to purchase, in the market, up to 100m of its shares, representing approximately 9.9 per cent of its issued Ordinary share capital.

On 24 September 2002, the Company made a market purchase of 190,000 Ordinary shares with a nominal value of £47,500 and representing 0.02 per cent of the called up Ordinary share capital at that time. The total consideration paid was £895,000. The purchase was made in order to enhance shareholder value through an increase in earnings per share.

The authority to make market purchases expires at this year's Annual General Meeting when shareholders

Interests in own shares
Details of the Company's interests in its own shares are set out in note 16(b) to the financial statements on page 70.

Annual General Meeting
The eighty-fifth Annual General Meeting of the Company will be held at the Marriott Grosvenor Square, Grosvenor Square, London W1A 4AW at 11.30am on Wednesday 23 July 2003. The Notice of Meeting is included in a separate Circular to Shareholders which accompanies this Annual Report.

Corporate social responsibility
Last year, the Company published its first separate Corporate Social Responsibility report. This year's report will be published on the Company's website, www.gusplc.com, with a briefer report printed in hard copy form. This is available on request from the Company Secretary. In addition there is a section on Corporate Social Responsibility on pages 51 and 52.

Donations
The Group's support for charitable causes is channelled through the work of the GUS Charitable Trust. The Trust's income from the Company in respect of the year ended 31 March 2003 was £963,000.

The Group made no political donations and incurred no items of political expenditure.

Employment policies
The GUS Group consists of a number of businesses operating in different sectors. While employment practices may vary between these businesses, the Group is, nevertheless, committed to ensuring that:-

- All employees receive fair and equal treatment irrespective of gender, ethnic origin, age, nationality, marital status, religion, sexuality or disability;
- The working environment is conducive to achievement and free from sexual harassment and intimidation;
- Disabled persons, whether registered or not, have equal opportunities when applying for vacancies, with due regard to their aptitudes and abilities. In addition to complying with legislative requirements, procedures ensure that disabled employees are fairly treated and that their training and career development needs are carefully managed. For those employees becoming disabled during the course of their employment, every effort should be made, whether through retraining or redeployment, to provide an opportunity for them to remain with the Group; and
- The assessment of training needs and the provision of appropriate training is delivered to its employees.

Health and safety
Group companies have a responsibility to ensure that all reasonable precautions are taken to provide and maintain working conditions, for employees and visitors alike, which are safe, healthy and in compliance with statutory requirements and appropriate codes of practice.

The Group's trading divisions pursue the objective of minimising the instances of occupational accidents and illnesses. Examples of this are to be seen in the employment of health and safety advisers and occupational health staff and in the establishment of detailed policies and statements of intent.

Employee involvement
Group companies consult their staff on matters of concern to them in the context of their employment. In those Group companies where there are recognition agreements with Trade Unions there is a consultation process through national and local Trade Union representatives and through joint consultation committees.

Information on matters of concern to employees is also disseminated through conferences, meetings, publications and electronic media.

A second invitation under the UK and Ireland Sharesave Schemes together with first invitations under new International Schemes to employees in Germany, the Netherlands, Italy and Spain were made in June 2002. A special savings plan for employees in France and a Section 423 Plan for employees in the US were also introduced during the year under review.

Creditor payment
For all trade creditors, it is Group policy to:-

- Agree and confirm the terms of employment at the commencement of business with that supplier;
- Pay in accordance with contractual and other legal obligations; and
- Continually review the payment procedures and liaise with suppliers as a means of eliminating difficulties and maintaining a good working relationship.

Trade creditors of the Group at 31 March 2003 were 29 days (2002: 25 days) based on the ratio of Group trade creditors at the end of the year to the amounts invoiced during the year by trade creditors. The Company has no trade creditors.

Auditors
Following the transfer of substantially all of the business of the UK firm of PricewaterhouseCoopers, the Company's auditors, to a limited liability partnership on 1 January 2003, PricewaterhouseCoopers resigned and the directors appointed the new firm, PricewaterhouseCoopers LLP. Resolutions concerning the re-appointment of the auditors and authorising the directors to set their remuneration will be proposed at the Annual General Meeting.

By Order of the Board

David Morris
Secretary
27 May 2003

Registered Office:
Universal House
Devonshire Street
Manchester
M60 1XA

Corporate governance

Combined Code

The Financial Services Authority ("FSA") requires listed companies to disclose, in relation to the Combined Code ("the Code"), how they have applied its principles and whether they have complied with its provisions throughout the accounting year.

The Board of GUS supports the principles of corporate governance advocated by the Code and, following a change made during the year under review, it is now able to confirm that it fully complies with all its provisions.

The Board's policy over many years has been to limit the service contracts of executive directors to one-year rolling terms and, to this extent, it complies with the relevant provision of the Code. In the past, there has been one exception to this policy which the Board justified as being in shareholders' interests. As a reflection of local employment conditions in South Africa, Alan Smart, Chief Executive of the Group's retailing interests in that country, had a contract which provided for 24 months' notice on the part of both the company and the executive. These arrangements were varied during the course of the year under review in that, by letter dated 21 August 2002, the parties agreed that the period of notice should be reduced to 12 months on the part of both the executive and the company. With this exception, there was full compliance with the provisions of the Code throughout the year under review.

The coming year will see changes to the Code as a result of the publication, in January 2003, of the following reports:-

- The Higgs Review – The Role and Effectiveness of Non-Executive Directors
- The Smith Report – Combined Code Guidance for Audit Committees

The new Code was to have applied to reporting periods beginning on or after 1 July 2003 and it was generally expected that full compliance with the new provisions of the Code would take some time for companies to achieve. However, implementation has now been deferred to provide an opportunity for a working party to consider the proposals further. The Board of GUS will be considering these in full once the new Code has been published.

In the meantime, the Board has taken the opportunity to improve its practices by adopting some of the recommendations of the two reports.

Directors

The Board consists of a Chairman, a Chief Executive plus four executive directors and five non-executive directors. Sir Alan Rudge is the senior independent member of the Board.

The five non-executive directors are determined by the Board to be independent in character and judgement and there are no relationships or circumstances which could affect, or appear to affect, a director's judgement. The Higgs Review has recommended a definition of independence for inclusion in the revised Code. Under this definition, Lord Harris will be deemed not to be independent because he has served on the Board for more than ten years; a position previously recognised by the Company in his standing down as a member of the Remuneration Committee. In the light of his length of service, Lord Harris will now be subject to annual re-election by shareholders.

The non-executive directors are appointed for specified terms, the details of their respective appointments being as set out in the Report on Directors' Remuneration and Related Matters on page 49.

The Chairman and the non-executive directors meet as a group without the executive directors present and the non-executive directors would consider meeting in the absence of the Chairman if there were concerns which the Chairman had failed to resolve or if there were any issues concerning his performance or terms of appointment.

The Board has six scheduled meetings each year and meets more frequently as required. It met on ten occasions during the year under review.

The duties of the Board and its committees are set out clearly in formal terms of reference, which are reviewed regularly, stating the items specifically reserved for decision by the Board. The Board establishes overall Group strategy, including new activities and withdrawal from existing activities. It approves the Group's commercial strategy and the operating budget and monitors divisional performance through the receipt of monthly reports and management accounts. The process for the approval of acquisitions/divestments for the most part is a matter reserved for the Board save that it delegates to the Chief Executive the responsibility for such activities up to a specified level of authority. Similarly there are authority levels covering capital expenditure which can be exercised by the Chief Executive or by the Chairman and Chief Executive jointly. Beyond these levels of authority, projects are referred to the Board for approval.

Other matters reserved to the Board include:-

- Treasury
- Control, audit and risk management
- Remuneration
  - the Company's framework of executive remuneration and its cost in the light of recommendations made by the Remuneration Committee
  - the remuneration of the non-executive directors
- Pension schemes
- Corporate Social Responsibility
- The appointment or removal of the Company Secretary

The Board is supplied in a timely manner with information in a form and of a quality appropriate to enable it to discharge its duties. This includes monthly management accounts irrespective of whether or not a Board meeting is programmed. There is also a procedure under which directors, in furtherance of their duties, are able to take professional advice, if necessary, at the Company's expense. The Company Secretary is responsible for ensuring that Board procedures are followed and all directors have access to his advice and services.

Hitherto, there has been no formal process covering performance evaluation of the Board. However, this is a matter that has received the attention of the Board and such a process has been introduced during the course of the current financial year.

All directors are subject to re-election by shareholders at the first opportunity after their appointment and thereafter in accordance with Article 76.1 of the Company's Articles of Association. This ensures compliance with the Code by providing that all directors are required to submit themselves for re-election at least once every three years.

The Board has established a number of committees, including Audit, Remuneration, Nomination and Corporate Governance:

(a) Audit Committee

The Audit Committee consists of four non-executive directors, considered by the Board to be independent. They are Oliver Stocken (Chairman), Frank Newman, Lady Patten and Sir Alan Rudge. The Committee has at least one member possessing what the Smith Report describes as recent and relevant experience. Oliver Stocken, a chartered accountant, was Group Finance Director of Barclays PLC between 1993 and 1999. It will be seen from the directors' biographical details, appearing on pages 30 and 31, that the other members of the Committee bring to it a wide range of experience from positions at the highest level both in the UK and the USA.

The Committee normally meets four times a year and did so during the year under review. Both the external auditors and the Group Internal Auditor are present at the meetings and, in addition, it is common practice for the Committee to meet the external auditors without management present.

The main role and responsibilities are set out in written terms of reference which encompass those recommended by the Smith Report for adoption in a revised Combined Code, ie:-

- to monitor the integrity of the financial statements of the Company, reviewing significant financial reporting issues and judgements contained therein;
- to review the Company's financial control and risk management systems;
- to monitor and review the effectiveness of the Company's internal audit function;
- to make recommendations to the Board in relation to the appointment of the external auditor and to approve the remuneration and terms of engagement of the external auditor; and
- to monitor and review the external auditors' independence, objectivity and effectiveness, taking into account UK professional and regulatory requirements.

These responsibilities are discharged in the following manner:-

- At its meetings in May and November, the focus falls on a review of the Preliminary Announcement/Annual Report and Financial Statements, and the Interim Announcement respectively. On both occasions, the Committee receives reports from the external auditors identifying any accounting or judgemental issues requiring its attention.
- A quarterly report from the Group Internal Auditor is presented at each of the four meetings. In addition, at the March meeting, the Group Internal Auditor submits the department's audit plans for the coming year.
- The external auditors also present their audit plans at the March meeting and, at the September meeting, there is a detailed review of the management letter covering the auditors' findings in respect of the prior financial year.
- Group companies are, from time to time, required to make presentations to the Committee on the subject of risk, its identification, management and control.
- As a matter of routine, the Committee is presented with information on material litigation involving Group companies.

As noted above, one of the duties of the Audit Committee is to make recommendations to the Board in relation to the appointment of the external auditors. A number of factors are taken into account by the Committee in assessing whether to recommend the auditors for re-appointment. These include:-

- The quality of reports provided to the Audit Committee and the Board and the quality of advice given.
- The level of understanding demonstrated of the Group's business and industry.
- The objectivity of the auditors' views on the controls around the Group and their ability to co-ordinate a global audit working to tight deadlines.

The Committee has put in place safeguards to ensure that the independence of the audit is not compromised. In this context, the Committee receives half yearly reports providing details of assignments and related fees, carried out by the external auditors in addition to their normal work. These are reviewed against the Committee's established guidelines which are:-

- Audit related services – the auditors' deep knowledge of the Group's affairs means that they are best placed to carry out such work. This extends to, but is not restricted to, shareholder and other circulars, regulatory reports and, on occasion, work in connection with acquisitions and disposals.
- Taxation services – generally, the auditors' knowledge of the Group's affairs provides significant advantages which other parties would not have. Where this is not the case the work is put out to tender.
- General – in other circumstances, proposed assignments are put out to competitive tender and decisions to award work taken on the basis of demonstrable competence and cost-effectiveness.

(b) Remuneration Committee
The Remuneration Committee consists exclusively of non-executive directors considered by the Board to be independent : Lady Patten (Chairman), Sir Alan Rudge and Oliver Stocken. The application of corporate governance principles in relation to directors' remuneration is described in the Report on Directors' Remuneration and Related Matters on pages 41 to 50.

(c) Nomination Committee
The members of the Nomination Committee are Sir Victor Blank (Chairman), the five non-executive directors and John Peace. The Committee would be chaired by the senior independent director on any matter concerning the chairmanship of the Company.

The Nomination Committee has written terms of reference covering the authority delegated to it by the Board. These include the following duties:-

- To review regularly the Board performance, including structure, size and composition and make recommendations to the Board with regard to any adjustments that are deemed necessary.
- Board appointments and removals are matters reserved for the Board. It is the responsibility of the Nomination Committee to identify and nominate candidates, for the approval of the Board, to fill Board vacancies as and when they arise and to review succession plans for both Board and senior executive positions.
- Setting policy for granting of service agreements (including mitigation policy).

(d) Corporate Governance Committee
The members of the newly constituted Corporate Governance Committee are Sir Victor Blank, John Peace, Sir Alan Rudge and David Morris, the Company Secretary.

The Committee has written terms of reference covering the authority delegated to it by the Board. These include keeping under review all legislative, regulatory and corporate governance developments that might affect the Company's operations and making recommendations to the Board in relation thereto, always striving to ensure that the Company is at the forefront of best practice.

Relations with shareholders

The Company recognises the importance of communicating with its shareholders and does this through its Annual and Interim Reports and at the Annual General Meeting. Although it does not have precise rules covering meetings with institutional shareholders, it is always ready to enter a dialogue with investors, and meetings take place frequently.

The Board is also keen to have an independent insight into the views of major investors and, with this in mind, it commissions its external Investor Relations adviser to carry out research in interviews with such shareholders. A detailed report is then prepared and its findings are presented to the Board. Any investor with concerns should take these to the Chairman and, if unresolved, to the senior independent director.

All directors normally attend the Annual General Meeting and are available to answer shareholders' questions. Voting at the Annual General Meeting is by way of a show of hands by members present at the meeting unless a poll is validly called. Following each vote on a show of hands, the level of proxies lodged on each resolution and the number of proxy votes for and against the resolution is announced.

Corporate Social Responsibility

The case to demonstrate corporate social responsibility continues to grow as do requests for engagement meetings on the subject from institutional investors, the Government, non-governmental organisations and the media.

Last year we published our first CSR report and were encouraged by the feedback we received from shareholders and interested parties. This year we have adopted a different approach by publishing the report on the GUS website instead of in hard copy form. A briefer, printed version will be available, on request, from the Company Secretary's Office.

A growing number of mainstream City institutions has decided to incorporate social responsibility into corporate governance frameworks. They view CSR in the context of risks and opportunities and their impact on shareholder value. Accordingly, these major institutions want assurance that companies they invest in are fully aware of the risks and have effective management systems to deal with them.

The Association of British Insurers ("ABI") has responded to this pressure from its members by developing a set of guidelines, in the form of disclosures which institutions would expect to see included in the annual reports of listed companies. Specifically they refer to disclosures relating to Board responsibilities and to policies, procedures and verification. The guidelines refer to social, ethical and environmental matters ("SEE") and do not use the term CSR.

The GUS disclosures are as follows:-

(a) With regard to the Board

- The Board takes regular account of the significance of social, environmental and ethical matters to the businesses of the Company. The responsibility for such matters lies with the Company Secretary who ensures that they feature regularly on the Board agenda. He is supported in this work by a CSR Committee which meets under his chairmanship and which draws on staff with relevant expertise from across all of the Group's businesses. It includes experts in communication, internal audit, community affairs, consumer rights and environment. It is supported by external advisers.
- The section on internal control, which appears below, includes, inter alia, the Board's confirmation that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. This process includes the identification and assessment of the significant risks to the Company's short and long term value arising from SEE matters, as well as the opportunities to enhance value that may arise from an appropriate response.
- The Board receives adequate information to make this assessment and, in this context, reference should be made to the key procedures described below under internal control. Account is taken of SEE matters in any training programmes deemed appropriate on the appointment of new directors.

(b) With regard to policies, procedures and verification

- The Board has identified supply chain issues as an area of potential risk that might significantly affect the Company's short and long term value. GUS has significant buying power, giving it some degree of responsibility for the actions of the companies with which it deals. As GUS takes seriously its own social responsibility, it is only natural that it should want those over whom it has influence to do the same and, in so doing, guard against the risk to its reputation through a potential association with undesirable practices. To this end the Board has approved a set of seven principles that merchandise suppliers and business partners will be asked to endorse. These are set out in more detail in the CSR Report referred to earlier.

- Practice to comply with these principles varies by division. In summary:-
  - A Burberry Supplier Code of Conduct has been developed which has been sent to all suppliers of finished goods in the international product range, with all being required to comply. The finished goods supply base and licensee network has been evaluated in conjunction with third party consultants, with the aim of identifying those products and countries posing the greatest environmental and social concerns. During the year, a pilot audit was carried out at 24 manufacturing sites of suppliers, major licensees and their sub-contractors with the aim of identifying and subsequently managing issues around social, ethical and environmental standards. The audit programme is continuing in the year ending 31 March 2004.
  - The principles have been incorporated into the standard supply contracts for merchandise suppliers in ARG. A programme of third-party audits is well established for manufacturers of all Argos directly-imported goods. In addition this programme was extended to suppliers of ARG Equation. All major suppliers of non-merchandise products and services (predominantly UK-based companies) have been formally notified of the principles by letter.
  - The programme in Experian UK focuses primarily on the environmental performance of the suppliers in support of Experian's commitment to obtaining the environmental accreditation ISO14001. This supply base presents a much lower risk of social and labour concerns.
- The Company's policies and procedures for managing risks to short and long term value arising from SEE matters are as described below under "Internal Control".
- An important aspect of the Company's SEE procedures is that they should be subject to verification and this is reflected in the Group Internal Auditor's membership of the CSR Committee. However, it is felt that shareholders would welcome some measure of external verification and the procedures for verification of SEE disclosures are focused on work undertaken by Acona, an independent consultancy practice. This involves a review which has four principal aspects:-
  - Ensuring that GUS has identified the SEE issues relevant to its business.
  - Examining the policies and frameworks for managing these issues.
  - Confirming that data collection systems are comprehensive and examining the data for completeness and accuracy.
  - Verifying that all claims in the report can be supported by evidence.

Accountability and Audit

It is a requirement of the Code that the Board should present a balanced and understandable assessment of the Company's position and prospects. In this context, reference should be made to the Statement of Directors' Responsibilities on page 40, which includes a statement in compliance with the Code regarding the Group's status as a going concern, and to the Report of the Auditors on page 53, which includes a statement by the auditors about their reporting responsibilities.

The Board recognises that its responsibility to present a balanced and understandable assessment extends to interim and other price sensitive public reports and reports to regulators as well as information required to be presented by law.

Internal Control

The Board acknowledges that it is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide reasonable, but not absolute, assurance against material mis-statement or loss. The Board has reviewed the effectiveness of the key procedures which have been established to provide internal control.

Following publication of guidance for directors on internal control (The Turnbull Guidance) the Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. These include those relating to social, environmental and ethical matters. This process was in place throughout the year under review and up to the date of approval of the Annual Report with the exception of Homebase, acquired in December 2002, where the process is under review. The process is regularly reviewed by the Audit Committee, which reports its findings for consideration by the Board, and is in accordance with The Turnbull Guidance.

The key procedures, which operated throughout the year, are as follows:-

- Risk assessment:
  - The Group clearly sets out its objectives as part of its medium term planning process. These objectives are then incorporated as part of the budgeting and planning cycle and are supported by the use of both financial and non-financial key performance indicators.
  - The operating divisions are required to make presentations on risk to the Audit Committee which reports regularly to the Group Board on the risks facing the businesses.
  - The detailed assessment of strategic risks is delegated to the Group Chief Executive. This review is carried out as part of the annual budgeting and the monthly reporting and re-forecasting cycles.
  - The Audit Committee has delegated responsibility for considering operational, financial and compliance risks on a regular basis and receives reports on the controls over these risks biannually. This includes risks arising from social, environmental and ethical matters.
- Control environment and control activities:
  - The Group consists of a number of major trading divisions each with its own management and control structures.
  - The Group has established procedures for delegated authority which ensure that decisions that are significant, either because of the value or the impact on other parts of the Group, are taken at an appropriate level.
  - The Group has implemented appropriate strategies to deal with each significant risk that has been identified. These strategies include not only internal controls but other approaches such as insurance, joint ventures and specialised treasury instruments.
  - The divisions operate within a framework of policies and procedures laid down in organisation and authority manuals, and personnel are required to comply with these procedures. Policies and procedures cover key issues such as authorisation levels, segregation of duties, compliance with legislation and physical and data security.
- Information and communication:
  - The Group has a comprehensive system of budgetary control including monthly performance reviews for each major business and division. These reviews are at a detailed level within the trading divisions and at a high level for the Group Board.
  - On a monthly basis, the achievement of business objectives, both financial and non-financial, is assessed using a range of key performance indicators. These indicators are reviewed to ensure that they remain relevant and reliable.
  - There are clear procedures in the major trading divisions for employees to report suspected improprieties.
- Monitoring:
  - A range of procedures is used to monitor the effective application of internal control in the Group including control self-assessment, management confirmation of compliance with standards and internal audit reviews.
  - The internal audit department's responsibilities include reporting to the Audit Committee on the effectiveness of internal control systems focusing on those areas of greatest financial risk to the Group.
  - Follow-up procedures ensure there is an appropriate response to changes in risks and controls.

Statement of directors' responsibilities

The following statement, which should be read in conjunction with the report of the auditors set out on page 53, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditors in relation to the financial statements.

The directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for the financial year.

The directors consider that in preparing the financial statements, appropriate accounting policies have been consistently applied, supported by reasonable and prudent judgements and estimates, and that all applicable accounting standards have been followed.

The directors are satisfied that the Group has adequate resources to meet its operational needs for the foreseeable future and, accordingly, they continue to adopt the going concern basis in preparing the financial statements.

The directors are responsible for ensuring that accounting records are kept which disclose, with reasonable accuracy, the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Company has a website which contains up to date information on Group activities and published financial results. The maintenance and integrity of this website is the responsibility of the directors. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Report on directors' remuneration and related matters

The Board presents its report on directors' remuneration and related matters in compliance with new Directors' Remuneration Report Regulations which came into force for the first time this year. The report includes the following sections:

- Role and membership of the Remuneration Committee
- Remuneration policy and description of GUS' pay elements
- Performance graph illustrating GUS' performance against the FTSE100
- Executive director remuneration
- Share option and long term incentive plan awards to executive directors
- Retirement benefits
- Service contracts

1. Remuneration Committee

Both the level and structure of executive directors' pay and the remuneration of the Chairman are decided by the Remuneration Committee. The remuneration of non-executive directors is a matter reserved for the Board as a whole.

The Remuneration Committee is a Board committee consisting exclusively of independent non-executive directors: Lady Patten (Chairman), Sir Alan Rudge and Oliver Stocken. It has written terms of reference from the Board which currently specify the major duties to be as follows:-

- To make recommendations to the Board, within these terms of reference, on the Company's framework of executive remuneration and its cost, its aim being to demonstrate that executive remuneration is set objectively and that executive directors are fairly rewarded.
- To determine on behalf of the Board specific remuneration packages for each of the executive directors, following the process described below, together with conditions of employment (including pension rights), contracts of employment and any compensation package in the event of the early termination of a contract.
- To monitor the remuneration of senior executives below Main Board level so that it can be sensitive to the wider scene especially when determining annual salary increases for Main Board executive directors.
- To establish incentive schemes for executive directors, set performance criteria and monitor their performance.

Pay decisions are made on the advice of or proposals prepared by the Chairman, the Group Chief Executive and the Group Director of Human Resources who are invited to attend meetings of the Committee as and when appropriate. In addition, in making its decisions, the Committee has had direct access to the relevant external advisers appointed by the Remuneration Committee and the Company. For the year ended 31 March 2003 the principal remuneration advisers were Towers Perrin and Kepler Associates. Other than remuneration advice, no other services were provided by Kepler Associates. Towers Perrin provided administrative support on various share schemes.

The Committee meets at least three times a year and holds additional meetings where necessary. During the year under review, the Committee met on five occasions.

2. Policy Statement

GUS now has three core businesses that are well positioned to achieve sustained growth. Key to success has been a move towards a performance-oriented culture with a clear link between remuneration and performance.

The four tenets on which our remuneration structure is founded are as follows:-

1. Base pay levels are established on a market competitive basis but no higher than this.
2. Benefits (for example pensions and cars) are provided on a basis that is appropriate to the local market in which the director is employed.
3. Performance related incentives provide the opportunity to deliver substantial rewards for high performance.
4. Wherever reasonable, pay is aligned to shareholders' interests. This is reflected in the choice of performance standards applied to incentive awards and the fact that, for a large part of the overall incentive package, rewards are denominated in GUS shares.

Consistent with our philosophy, salaries are set on the basis of mid-market practice amongst UK companies of comparable size. Performance related incentives are targeted at upper quartile levels to produce a highly leveraged package if our growth objectives are attained.

Report on directors' remuneration and related matters

Performance linkages

Each element in the reward package is designed to support the achievement of different corporate objectives. These are illustrated below:

Element	Purpose	Performance standard
(a) Base salary	Reflects the competitive salary level for the particular job and takes account of personal contribution and performance.	Individual contribution
(b) Annual bonus	Rewards the delivery of current operational targets. Provides leveraged opportunity to reward the achievement of current performance targets through re-investment of the bonus in GUS shares with matching opportunities. Aligns with shareholder through delivery of shares.	Profit before tax together with efficient capital usage
(c) Share options	Direct link to growth objectives through EPS growth hurdle and to value creation through share price increase. Aligns with shareholder interests.	EPS growth
(d) Performance share plan	Aligns with shareholder interests through delivery of shares. Rewards out-performance of peers.	Relative total shareholder return

In fair value terms, the proportion of total pay (excluding pensions and benefits) which is variable is equal to approximately 60 per cent.

We believe that linking incentives to profit growth helps to reinforce our growth objectives and is an appropriate measure for a predominantly retail business.

The pay elements are further explained below:

(a) Base salary
To ascertain the job's market value, external remuneration consultants annually review and provide data about market salary levels, and advise the Remuneration Committee accordingly. These market rates are based on peer group data and derived from the pay position described above. Before making a final decision on individual salary awards, the Committee assesses each director's contribution to the business, to reflect individual performance.

(b) Annual bonus
To reward annual performance, executive directors are eligible for an annual incentive with a target of 50 per cent of base salary and a maximum of 100 per cent of salary for substantially exceeding targets.

Directors are given the opportunity to defer receipt of their bonus and invest it in GUS shares. The number of shares acquired on behalf of the executive is matched on a sliding scale depending on the achievement against target for the relevant financial year. The number of matching shares may vary from a threshold ratio of one half for one, to a maximum of two for one. The release of these shares is deferred for three years including the deferred bonus. If an executive resigns during the three-year period he will forfeit the right to the matching shares.

Bonuses are currently awarded for achieving profit before tax growth and meeting efficient capital usage targets. These targets are calibrated using a range of benchmarks based on internal and external expectations.

(c) Share options
The link to share price provides a built in performance driver for option holders and further aligns them with shareholders' interests. In addition, the scheme applies a further performance test which requires EPS to grow by 4 per cent above inflation when measured over a continuous period of three years commencing no earlier than the latest financial year during which the option is granted and terminating no later than the end of the fifth financial year after the year in which the option is granted.

Options granted to GUS directors are typical in the UK market in that they vest three years after grant, are subject to the performance test and remain exercisable for seven years after vesting. No director may normally receive annually an option grant with a total exercise price of more than one times salary. In exceptional circumstances the Remuneration Committee has discretion to grant up to two times salary.

(d) Performance share plan
The primary objective of the performance share plan is to underpin the longer-term incentive structure by providing a share-based reward, which is earned only when the Company out-performs its peers.

GUS' performance under this plan is assessed in terms of three-year total shareholder return in relation to the following group of peer companies: Acxiom, Boots, Dixons, Equifax, Harte Hanks, Kingfisher, Marks & Spencer, N. Brown, Next, Pinault Printemps Redoute, Reed Elsevier, Reuters, Signet and Tesco.

None of the awards will vest if GUS' total shareholder return (defined as share price movement plus reinvested dividends) is below the median return for the comparator group.

Once GUS achieves median performance, 40 per cent of the award will vest, while 100 per cent of the award will be earned for an upper quartile return or better. Between median and upper quartile performance, awards will vest by straight-line interpolation.

For the year to 31 March 2003, the maximum grant available to directors was 100 per cent of salary, converted to shares at the price prevailing at the time the awards were made. The awards were made in June 2002 and will vest, to the extent that the performance test is met, in June 2005.

No awards will be released unless the Remuneration Committee is also satisfied with the Company's underlying financial performance over the relevant period.

(e) Pensions and other benefits
Pensions are offered in line with local competitive practice. The retirement age for directors in the UK is 60 under arrangements which broadly provide a pension of two thirds of final salary (subject to Inland Revenue limits), life assurance at four times salary and ill health and dependants' pensions. Incentive payments (such as annual bonuses) are not pensionable.

Arrangements are in place to provide pension benefits to those executive directors affected by the pensions cap. These are designed to provide pension benefits in excess of the Inland Revenue cap thereby placing those directors in broadly the same position as directors whose pension is unaffected by this cap. Further details are provided under the disclosure of the arrangements for each director.

Cars are provided on a basis that is consistent with competitive practice.

Directors, in the UK, in common with all GUS' UK employees, are eligible to participate in the Company's Savings Related Share Option Scheme.

(f) Service contracts
The Board's policy over many years has been to limit service contracts of executive directors to one-year rolling terms. In the event of termination of the director's contract, any compensation payment is calculated in accordance with normal legal principles, including the application of mitigation to the extent which is appropriate to the circumstances of the case.

Historically, there has been one exception to this policy which the Board justified as being in shareholders' interests. As a reflection of local employment conditions in South Africa, Alan Smart, Chief Executive of our retailing interest in that country, had a contract which provided for 24 months' notice on the part of both the company and the executive. These arrangements were varied during the course of the year under review in that, by letter dated 21 August 2002, the parties agreed that the notice of termination would be reduced to 12 months on the part of both the executive and the company.

3. Performance Graph
The following performance graph shows the total shareholder return ('TSR') for GUS versus the FTSE 100 for the last five financial years.



March 1998
March 1999
March 2000
March 2001
March 2002
March 2003
£140
£120
£100
£80
£60
£40
£20
£0

Value of £100 invested in March 1998 - shown on a monthly basis

□ GUS share price
▣ FTSE 100

Report on directors' remuneration and related matters

4. Directors' emoluments

	2003 £'000	2002 £'000
Total emoluments: salary	**1,781**	2,053
performance related bonuses	**1,628**	1,670
taxable benefits in kind	**107**	93
non-executive directors	**548**	426
	4,064	4,242
Long Term Incentive Plans ('LTIPs')	**–**	683
Payments to former directors (Note 1)	**41**	312
Pension contributions	**289**	293
Pensions in respect of former directors	**398**	292
	4,792	5,822

The following table shows an analysis of the remuneration of the individual executive directors:

		Salary £'000	Annual bonus £'000	Taxable benefits £'000	Total 2003 £'000	Total 2002 £'000
Eric Barnes	(Note 1)	–	–	–	**–**	60
Victor Barnett	(Note 2)	129	–	–	**129**	630
David Bury	(Note 3)	–	–	–	**–**	84
Terry Duddy		525	525	24	**1,074**	1,294
John Peace	(Note 9)	650	650	31	**1,331**	1,551
Alan Smart		89	61	6	**156**	147
Craig Smith	(Note 8)	8	12	–	**20**	–
David Tyler	(Note 9)	380	380	18	**778**	712

Benefits for executive directors comprise a fully expensed company car or cash equivalent and private medical insurance.

The following table provides details of the emoluments of the Chairman and individual non-executive directors. There were no taxable benefits other than those disclosed in note 4 on page 45.

		2003 £'000	2002 £'000
Sir Victor Blank	(Note 4)	**296**	240
Jonathan Charkham	(Note 5)	**–**	10
Lord Harris of Peckham		**42**	30
Frank Newman	(Note 6)	**42**	10
Lady Patten of Wincanton		**57**	37
Sir Alan Rudge	(Note 7)	**54**	62
Oliver Stocken		**57**	37

During the course of the year under review, the Board considered the level of remuneration paid to the Chairman and the non-executive directors. It was decided that the remuneration paid in cash should remain unchanged but that any increase should be paid in shares. The new remuneration structure for non-executive directors is as follows:-

- Each non-executive director receives a base fee of £30,000 per annum payable in cash.
- The chairmen of the Audit and Remuneration Committees and the senior independent director each receive an additional fee of £7,500 per annum payable in cash.
- In addition, each non-executive director receives 2,500 GUS shares as part of his/her annual remuneration.
- The chairmen of the Audit and Remuneration Committees now receive an additional 1,500 shares as part of their annual remuneration.
- Directors are obliged to retain shares awarded under these arrangements until their retirement from the Board. Any tax liability connected to these arrangements is the responsibility of the individual director.

The following shares were purchased on 25 July 2002 as the first such payment under these new arrangements. The value reported below is included within the remuneration reported in the above table:-

	Number of Shares	Value £
Lord Harris	2,500	12,129
Frank Newman	2,500	12,129
Lady Patten	4,000	19,406
Sir Alan Rudge	2,500	12,129
Oliver Stocken	4,000	19,406

As part of this review of directors' remuneration, the Board approved an increase in Sir Victor Blank's remuneration effective from 1 July 2002 and agreed that 25 per cent of his remuneration be satisfied by payment in shares, the number so purchased to remain fixed for a two year period. 15,000 shares were purchased under this arrangement on 25 July 2002. The value of the shares so purchased, £72,800, is included within the remuneration reported in the above table. The shares so acquired are to be retained by Sir Victor until his retirement from the Board.

Notes

1. Eric Barnes retired from the Board on 25 July 2001. He was paid £41,000 during the year under a consultancy agreement which commenced on 1 August 2001 and was renewed on 15 March 2002.
2. Victor Barnett retired from the Board on 1 July 2002.
3. David Bury retired from the Board on 25 July 2001.
4. Sir Victor Blank's remuneration of £296,000, reported above, consists of £30,000 as a non-executive director and £266,000 as Chairman. In addition he has the use of a company car, the taxable benefit for which in the year under review was £28,000.
5. Jonathan Charkham retired from the Board on 25 July 2001.
6. Frank Newman was appointed to the Board on 10 December 2001.
7. Sir Alan Rudge's remuneration consists of £49,600 as a non-executive director and £4,200 as Chairman of the Company's e-Commerce Developments Committee. The Committee was disbanded in May 2002.
8. Craig Smith was appointed to the Board on 25 March 2003.
9. John Peace serves as non-executive Chairman and David Tyler as a non-executive director on the Board of Burberry Group plc, a listed company in which GUS retains approximately 77 per cent of the issued share capital. Neither executive receives any additional remuneration for such services.

Report on directors' remuneration and related matters

5. Share options

Details of options granted to executive directors, under the Company's executive share option schemes, are set out in the table below:

	Number of options at 1 April 2002 or date of appointment	Options granted during the year	Exercise price	Date from which exercisable	Expiry date	Total number of options at 31 March 2003
Terry Duddy						
07.04.00	93,159	–	375.7p	07.04.03	06.04.10	
07.08.00	81,737	–	428.2p	07.08.03	06.08.10	
11.06.01	150,155	–	612.7p	11.06.04	10.06.11	
06.06.02	–	80,398	653.0p	06.06.05	05.06.12	
						405,449
John Peace						
07.04.00	146,393	–	375.7p	07.04.03	06.04.10	
11.06.01	195,854	–	612.7p	11.06.04	10.06.11	
06.06.02	–	99,540	653.0p	06.06.05	05.06.12	
						441,787
Alan Smart						
11.06.01	37,038	–	612.7p	11.06.04	10.06.11	
06.06.02	–	14,235	653.0p	06.06.05	05.06.12	
						51,273
Craig Smith						
14.06.00	191,051	–	381.3p	14.06.01	13.06.06	
11.06.01	214,048	–	612.7p	11.06.02	10.06.07	
06.06.02	198,337	–	653.0p	06.06.03	05.06.08	
						603,436
David Tyler						
09.12.98	43,088	–	580.2p	09.12.01	08.12.08	
23.06.99	37,308	–	690.2p	23.06.02	22.06.09	
07.04.00	86,505	–	375.7p	07.04.03	06.04.10	
11.06.01	114,248	–	612.7p	11.06.04	10.06.11	
06.06.02	–	58,192	653.0p	06.06.05	05.06.12	
						339,341

Options granted to Craig Smith prior to his appointment as a director were granted under the US Stock Option Plan. Any future grants to Mr Smith will be made under the UK Executive Share Option Scheme.

The exercise prices represent the average of the middle market quotations of a GUS share as derived from the Daily Official List of The London Stock Exchange for the three immediately preceding dealing days to the date on which options were granted.

The options may not be exercised unless, during a period of three consecutive financial years, Group earnings per share have increased by an average of at least 4 per cent per annum more than the Retail Prices Index.

The market price of the shares at the end of the financial year was 487p; the highest and lowest prices during the financial year were 700p and 440p respectively.

Full details of directors' shareholdings and options to subscribe are contained in the Company's Register of Directors' Interests.

No options were exercised by directors during the year under review.

Phantom share option

Previous reports have disclosed the nature of a "phantom" share option arrangement granted to Victor Barnett who retired from the Board on 1 July 2002. On exercise, in the period 1 August 2003 to 31 July 2006, Mr Barnett was to have been paid a cash sum equal to any increase in the value of 164,007 GUS shares over the period 1 August 2000, when the share price was 430p, to the date the option was exercised.

The details of this arrangement have subsequently been varied. The gain was crystallised at the date of the Burberry initial public offering ('IPO') and, instead of being paid in cash, was converted into 83,596 Burberry shares using the IPO price of a Burberry share. The Company has agreed to match the number of Burberry shares in the ratio 1.3 to 1 with the receipt of the total number of shares deferred for a period of five years from the date of the Burberry IPO. Mr Barnett can, however, elect to receive the shares sooner at a 10 per cent discount.

SAYE share option scheme

Options granted to directors under the Company's SAYE share option scheme were as follows:-

	Number of options at 31 March 2002 and 2003	Exercise price	Date from which exercisable	Expiry date
Sir Victor Blank	4,394	384p	01.05.06	31.10.06
Terry Duddy	4,394	384p	01.05.06	31.10.06
Lord Harris of Peckham	2,522	384p	01.05.04	31.10.04
Lady Patten of Wincanton	2,522	384p	01.05.04	31.10.04
John Peace	4,394	384p	01.05.06	31.10.06
Oliver Stocken	4,394	384p	01.05.06	31.10.06
David Tyler	4,394	384p	01.05.06	31.10.06

6. Long term incentive plans – performance share plan

An award under the Company's Performance Share Plan takes the form of a deferred right to acquire shares at no cost to the participant. The vesting of these awards is subject to the performance conditions described on pages 42 and 43.

Awards to present directors under the plan, described on pages 42 and 43, have been as follows:-

	Shares awarded at 31 March 2002	Shares awarded during the year to 31 March 2003	Vesting date	Total shares awarded at 31 March 2003
Terry Duddy				
07.04.00	74,527	–	April 2003	
11.06.01	37,538	–	June 2004	
06.06.02	–	80,398	June 2005	
				192,463
John Peace				
07.04.00	146,393	–	April 2003	
11.06.01	48,963	–	June 2004	
06.06.02	–	99,540	June 2005	
				294,896
Alan Smart				
06.06.02	–	14,235	June 2005	14,235
David Tyler				
07.04.00	69,204	–	April 2003	
11.06.01	28,562	–	June 2004	
06.06.02	–	58,192	June 2005	
				155,958

100 per cent of the awards made on 7 April 2000 vested on 30 April 2003 following confirmation that the GUS total shareholder return for the performance period was in the upper quartile in relation to the total shareholder return of the comparator group and confirmation from the Remuneration Committee that the underlying financial performance of the Company during the performance period had been satisfactory.

7. Co-investment plan

As explained in note (b) on page 42, directors are given the opportunity to defer receipt of their annual bonus and have it invested in GUS shares. Last year, John Peace, Terry Duddy and David Tyler chose to invest the whole of their bonus. Shares so purchased on their behalf, applying the bonuses reported in last year's Annual Report, are included in the table of directors' interests appearing on page 50. Matching shares under these arrangements are not released until the expiry of a three-year period and the right to these shares is forfeited if a director resigns before then. The contingent interests in such matching shares are John Peace (187,900 shares), Terry Duddy (144,056 shares) and David Tyler (109,608 shares).

Report on directors' remuneration and related matters

8. Retirement benefits

Victor Barnett, who retired in the year under review, has an unfunded pension arrangement for which provision has been made in the financial statements. During the year under review an amount of £43,000 was charged against profit in order to provide for this unfunded arrangement.

Terry Duddy is a member of the Argos Pension Scheme which will provide him on retirement at age 60 with a pension of up to two thirds of the pensions cap subject to Inland Revenue limits. In addition, his contract provides for the choice of a funded or unfunded scheme to provide benefits above the pensions cap. Mr Duddy has elected to have paid to him a cash sum for investment at his own discretion. The amount so paid in the year under review was £197,000.

David Tyler's pension benefits, above the pensions cap, previously were provided for through payments into a funded unapproved retirement benefit scheme ("FURBS"). However with effect from 1 April 2002, this arrangement was changed so that, in future, such benefits will be provided through an unfunded unapproved retirement benefit scheme after recognising amounts previously invested in a FURBS. The aggregate invested in the FURBS in the five years to 31 March 2002, when the arrangement ceased, was £478,000. During the year under review an amount of £629,000 was charged against profit in order to provide for the accumulated unfunded arrangement.

Alan Smart is a member of the pension scheme operated by the Company's South African subsidiary.

Craig Smith, who was appointed to the Board on 25 March 2003, participates in Experian North America's 401(k) pension plan, a defined contribution style arrangement. Contributions to the plan in the year ended 31 March 2003 amounted to $10,000. In addition, instead of providing Mr Smith with a Supplemental Executive Retirement Plan, the Company pays him an additional cash sum annually in advance for investment at his discretion. The additional cash sum for 2003/04 was paid in the year ended 31 March 2003 and amounted to $132,000.

The table set out below provides the disclosure of directors' pension entitlements in respect of benefits from tax exempt schemes and unfunded arrangements.

	Accrued pension at 31 March 2003 (1)	Accrued pension at 31 March 2002 (2)	Transfer value at 31 March 2003 (3)	Transfer value at 31 March 2002 (4)	Change in transfer value (5)	Additional pension earned to 31 March 2003 (6)	Transfer value of the increase (7)
	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Terry Duddy	15	6	101	55	31	8	44
John Peace	362	334	4,161	4,236	(75)	22	253
David Tyler	77	30	637	360	258	46	366
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Victor Barnett	234	228	3,546	3,192	354	2	30
	Rand '000	Rand '000	Rand '000	Rand '000	Rand '000	Rand '000	Rand '000
Alan Smart	899	806	7,417	6,329	1,088	93	767

The disclosures in columns (1) to (5) are as required by the Companies Act 1985 Schedule 7A.

Columns (1) and (2) represent the deferred pension to which the directors would have been entitled had they left the Group on 31 March 2003 and 2002, respectively.

Column (3) is the transfer value of the deferred pension in column 1 calculated as at 31 March 2003 based on factors supplied by the actuary of the relevant group pension scheme in accordance with actuarial guidance note GN11.

Column (4) is the equivalent transfer value, but calculated as at 31 March 2002 on the assumption that the director left service at that date. Victor Barnett retired on 1 July 2002. The figures reported are in relation to accrued pension at age 65, the normal retirement age.

Column (5) is the change in transfer value of accrued pension during the year net of contributions by the director.

Column (6) is the increase in pension built up during the year, recognising (i) the accrual rate for the additional service based on the pensionable salary in force at the year end, and (ii) where appropriate the effect of pay changes in "real" (inflation adjusted) terms on the pension already earned at the start of the year.

Column (7) is the capital value of the pension in column (6). It represents the amount of cash required to secure that increase in accrued pension.

There are four directors for whom retirement benefits are accruing under defined benefit schemes. One director has a money purchase pension arrangement. The Chairman and the non-executive directors are not entitled to pension benefits from the Company.

The disclosures in columns (6) and (7) are as required by the UK Listing Authority's Listing Rules. The requirements of the Listing Rules differ from those of the Companies Act. The Listing Rules require the additional pension earned over the year to be calculated as the difference between the pension accrued at the end of the financial year and the pension accrued at the start of the financial year less the increase in the pension earned over the year solely due to inflation. The change in the transfer value required by the Companies Act will also be significantly influenced by the assumptions underlying the calculation at the beginning and the end of the financial year and market conditions.

9. Directors' service contracts

The disclosures required by the Regulations in respect of directors' service contracts are as follows:-

Terry Duddy

Terry Duddy has a service contract, dated 27 July 1999, which provides for twelve months' notice on the part of the Company and six months by the executive. The contract ends automatically when Mr Duddy reaches the normal retirement age of 60.

Under the terms of the contract, the Company reserves the option, in its absolute discretion, to terminate the executive's employment by paying in lieu of notice. The payment in lieu shall be calculated by reference to basic salary taking into account any pension contributions and benefits in kind for the duration of the notice period but without taking into account any bonus or incentive payment of any kind.

John Peace

John Peace has a service contract, dated 31 March 2000, which provides for twelve months' notice on the part of the Company and six months by the executive. The contract states that it will end automatically when Mr Peace reaches the normal retirement age of 65 but, as previously reported, the retirement age for directors subsequently was reduced to 60.

Under the terms of the contract, the Company reserves the option, in its absolute discretion, to pay the executive in lieu of the period of notice or the unexpired balance. The payment will be of an amount equal to basic salary and an amount equal to the value of any benefits in kind for the duration of the notice period or the unexpired balance and an amount equal to any bonus to which the executive would have been entitled had he remained in office for the balance of the fixed term or for the notice period or the unexpired balance as the case may be (such bonus to be computed by reference to the bonus paid in respect of the financial year ended immediately before the termination of employment). The Company is to use its best endeavours to procure that the executive is treated under the terms of the LTIP and share option arrangements such that he is vested to the maximum extent possible in LTIP and share options granted to him and will also procure that the executive is granted augmented benefits in the pension scheme as if he had remained in service for the duration of the notice period or the unexpired balance.

The contract also contains a clause covering liquidated damages. If, in breach of the terms of the contract, the Company terminates the executive's employment then the Company will pay and the executive agrees to accept as liquidated damages, in full and final settlement of all claims arising from such termination, a sum computed as indicated above. As also indicated above, the Company will use its best endeavours concerning LTIP, share option and pension arrangements.

Alan Smart

Alan Smart has a service contract the commencement date for which is 1 April 1997 and which, as reported elsewhere, has been varied in terms of the provision covering periods of notice. Once notice of termination has been given the Company shall continue to pay the executive's salary and provide all the benefits provided for in the agreement.

David Tyler

David Tyler has a service contract, dated 3 February 1997, which provides for twelve months' notice on the part of both the executive and the Company. The contract will end automatically at normal retirement age which, as reported elsewhere, has been reduced from 65 to 60.

Under the terms of the contract, the Company reserves the option, in its absolute discretion, to terminate the executive's employment by paying in lieu of notice. The payment in lieu shall be calculated by reference to basic salary taking into account any pension contributions and benefits in kind for the duration of the notice period but without taking into account any bonus or incentive payment of any kind.

Craig Smith

Craig Smith has a service contract, dated 27 March 2003, which provides for twelve months' notice on the part of the Company and six months by the executive. The contract makes specific provisions for the amounts payable to the executive by the Company. Where termination is without cause the agreement provides as follows:-

- Monthly salary to be paid at the same times as the executive would have received such payment had he remained in employment for a period of twelve months from the termination.
- Payment of the annual bonus to which the executive would have been entitled for the bonus period during which the termination date occurred as if the level of achievement of target objectives were 100 per cent as of the end of such period, payable in equal monthly instalments.
- In accordance with normal practice in the US the contract contains a no mitigation clause.
- The executive's stock options under any stock option or similar plan will be exercisable as specified in the relevant plan rules and any applicable grant agreement. Vesting of stock options will not be accelerated unless provided in the stock option or similar plan rules or the applicable grant agreement.

Victor Barnett

Victor Barnett, who retired from the Board on 1 July 2002, did not have a written contract of service. A written memorandum of his terms of employment was available for inspection showing that, in common with other executive directors, its duration was limited to one-year rolling terms.

Chairman and non-executive directors

The Chairman and non-executive directors do not have service contracts and their appointment may be terminated at any time without compensation. Non-executive directors are appointed for specified terms of 3 years and the appointment reviewed at the end of each 3 year term. As explained elsewhere, it has been agreed that Lord Harris should seek re-election annually in the light of his length of service on the Board.

Report on directors' remuneration and related matters

10. Combined Code
The constitution and operation of the Remuneration Committee are in compliance with the principles of good governance and Code of Best Practice set out in the Listing Rules of the Financial Services Authority.

11. Shareholding guideline
It is one of the tenets of GUS' reward strategy that shareholders' and directors' interests be aligned. To reinforce this, the Remuneration Committee expects that, over a period of five years or so, executive directors will build a personal holding in GUS shares. This holding should be 200,000 shares in the case of the Group Chief Executive and 120,000 shares in the case of other executive directors.

To underpin this commitment, the Committee expects that, while the guideline holding remains unfulfilled, executive directors will not dispose of any shares vesting to them under any of the GUS incentive plans (save for any disposals necessary to meet tax liabilities arising from them).

12. Directors' interests
The beneficial interests of the directors, together with non-beneficial interests, in the Ordinary shares of the Company and in the Ordinary shares of Burberry Group plc, being a body corporate of the same group, are shown below in sections (i) and (ii). Share options granted to directors, awards under the Performance Share Plan and the contingent interests in matching shares under the Co-investment Plan are shown on pages 46 and 47. Save for the disclosures in relation to Burberry shares, the directors have no interests in the debentures of the Company or in any shares or debentures of the Company's subsidiaries.

	Company		Burberry Group plc	
	31 March 2003	1 April 2002 or date of appointment	31 March 2003	1 April 2002 or date of appointment
(i) Beneficial holdings				
Sir Victor Blank	195,000	100,000	–	–
Terry Duddy	60,717	2,500	–	–
Lord Harris of Peckham	9,700	7,200	–	–
Frank Newman	2,500	–	–	–
Lady Patten of Wincanton	8,370	4,370	–	–
John Peace	96,370	30,000	16,000	–
Sir Alan Rudge	6,450	3,950	–	–
Alan Smart	–	–	–	–
Craig Smith	–	–	–	–
Oliver Stocken	22,231	12,621	–	–
David Tyler	52,882	20,000	16,000	–
(ii) Non-beneficial holdings				
Sir Victor Blank	3,000	3,000	–	–
Lord Harris of Peckham	25,000	25,000	–	–

On behalf of the Board

Lady Patten of Wincanton
Chairman – Remuneration Committee

27 May 2003

Corporate social responsibility

Principal issues

The principal CSR issues relating to GUS' operations are:

- Labour, environmental and social practices in the Group's supply chain.
- Providing a working environment conducive to the recruitment and retention of the widest possible range of talented staff.
- The protection of consumer privacy and the proper handling and use of customer information.
- The provision of a safe and healthy place of work.
- The need to provide products of the appropriate quality, including matters such as responsible product sourcing, product safety and reliability.
- Ensuring that GUS serves its customers to their complete satisfaction.
- A small range of significant environmental issues, principal among which are our use of energy, the impact of our transport fleet and our use of bulk materials such as paper and packaging.
- The opportunity to develop strong community relationships in support of our business objectives.

Management approach

Each of these issues applies to a varying extent in the different GUS divisions. Each GUS division has therefore over time developed its own approaches to different aspects of CSR. Generally we see this as healthy practice in that it ensures that these approaches suit the particular needs of the division. However to unify and direct our efforts the GUS Board has adopted a set of CSR Principles (published annually in our CSR Report and available online at www.gusplc.com). Each division can compare their own approach with the Principles, redirecting and strengthening activity where required.

The overall responsibility for CSR at GUS rests with David Morris, the Company Secretary. David ensures that the Board is regularly updated on CSR matters, and brings major items to the Board for decision and approval.

In his management of CSR, David chairs a Steering Group comprising the relevant individuals from the Group functions, plus a representative from each of the major divisions. This Group meets approximately every two months with the following terms of reference:

- To remain abreast of external developments and emerging best practice in the CSR agenda and to highlight risks and opportunities for the attention of the Board.
- To make recommendation to the Board for the formal approval of Group CSR policies.
- To monitor implementation of approved CSR policies across the Group.
- To set the Key Performance Indicators ("KPI's") by which GUS will measure its progress and to collect the related divisional data seeking to confirm its accuracy and reliability.
- To act as the focal point for external communications on CSR issues including the preparation of the CSR report and engagement meetings with institutional shareholders and other interested parties.

The Group is supported by a secretary and by external advisers.

Reporting

Last year, we published our first CSR Report and were encouraged by the feedback we received from shareholders and interested parties. This year we have adopted a different approach, and will be publishing the report on the GUS website instead of in hard copy form. A briefer, printed alternative is available, on request, from the Company Secretary's Office.

The key performance indicators used by GUS to measure and report its CSR activity are set by the CSR Group. Data is collected from each division to produce these indicators using a proforma report supplied in advance.

The reported data comes from a number of sources:

- embedded business systems (for example human resources databases in the divisions or customer management systems).
- smaller-scale systems in place in particular functional departments (e.g. pc-based systems for collating and recording energy use, files on the progress of supplier audits etc).
- that collected specifically for the purpose of CSR Reporting, often from source data within the division (e.g. total volumes of solid waste collected from principal sites).

All reported data is signed off by the division in question and is subject to a verification process as described in the online CSR Report.

Corporate social responsibility

Governance and risk

GUS has adopted a CSR strategy which recognises that responsible business practice will in the long term benefit our shareholders. We see the increasing interest and involvement of non-financial stakeholders and their changing expectations of GUS as presenting new risks and opportunities. It is the responsibility of the Company to understand these expectations (through dialogue and discussion) to assess, and to implement change where necessary to minimise risk and maximise opportunity.

Risks and opportunities relating to CSR are managed in three ways:

- Through the work of the CSR Group, whose terms of reference include monitoring external developments which present risks and opportunities;
- Through the use of external advisers (in the fields of Investor Relations, Communications and CSR) part of whose remit is to highlight and identify risks; and
- As part of an annual exercise undertaken by each division whereby risks to the achievement of business objectives from all sources (including CSR) are identified and appropriate control measures are proposed. The results of this exercise are reviewed by the Audit Committee.

The Association of British Insurers (ABI) has responded to pressure from its members by developing a set of guidelines, in the form of disclosures which institutions expect to see included in the annual reports of listed companies. Specifically they refer to disclosures relating to Board responsibilities and to policies, procedures and verification concerning social, ethical and environmental matters (SEE). The GUS disclosures are found in the Corporate Governance Statement on pages 34 to 39.

The GUS Charitable Trust

The GUS Charitable Trust ("The Trust") is the principal vehicle for the Group's direct financial support to community projects. These donations are often supplemented by in-kind contributions from the Group divisions such as the donation of goods, the supply of staff time or the provision of facilities. This additional giving more than doubles the level of GUS' donations.

The Trust is managed by three Trustees: Sir Victor Blank (Chairman), Lady Patten and David Morris. It focuses on three areas:

- Links with universities and educational establishments in localities in which GUS has a significant presence;
- Charities in the field of medical research; and
- Charities that focus on the needs of children.

In the year ended 31 March 2003, the Trust's income from GUS was £963,000. In that year the Trust made awards totalling £967,000. Major awards were as follows:

	£'000
Christie Hospital	200
Prostate Cancer – Charter for Action	102
Whizz Kidz	100
Habitat for Humanity	64
Nottingham Trent University – *in connection with the Experian Online Statistics Portal*	50
The Healing Foundation	46
NCH Action for Children	30
Galleries of Justice – *in connection with the Excellence in Citizenship Education Project*	30
Special Education Awards – Experian North America	25
Schools project – *in connection with the recycling of catalogues*	21
Down's Syndrome Association	20
Nottinghamshire Police – *in connection with a Life Skills Education Project*	20
	708

Socially Responsible Investment

The Group continues to be listed in a number of Socially Responsible Investment indices, including the Dow Jones STOXX index and FTSE4Good. We have a policy of active engagement with financial stakeholders, which has seen us in dialogue with over thirty SRI analysts in the last twelve months.

The Group participated in the new Business in the Community Index of Corporate Responsibility, being placed roughly in the middle of the companies taking part. We also continued to participate in the Business in the Environment Index of Corporate Environmental Engagement with our score again improving and satisfactorily reflecting another year of significant progress.

Report of the auditors

Independent auditors' report to the members of GUS plc

We have audited the financial statements which comprise the Group profit and loss account, the statement of total recognised gains and losses, the note of historical cost profits, the reconciliation of movement in shareholders' funds, the Group balance sheet, the Parent Company balance sheet, the Group cash flow statement and the notes to the financial statements which have been prepared under the accounting policies set out in note 1 to the financial statements. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the directors' remuneration report under the headings: directors' emoluments, share options, long term incentive plans, co-investment plan, retirement benefits and directors' interests ("the auditable part").

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the directors' remuneration report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the chairman's statement, the chief executive's review, the operational review, the financial review, the directors' report, the corporate governance statement, the statement of directors' responsibilities, the unaudited part of the directors' remuneration report and the corporate social responsibility report.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2003 and of the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Manchester
27 May 2003

Group profit and loss account

for the year ended 31 March 2003

	Notes	2003 Before Exceptional Items £m	2003 Exceptional Items (Note 5) £m	2003 Total £m	2002 £m
Turnover		**7,146**	–	**7,146**	6,457
Continuing operations		**5,473**	–	**5,473**	4,678
Discontinued operations		**1,673**	–	**1,673**	1,779
Cost of sales	4	**(4,130)**	–	**(4,130)**	(3,869)
Gross profit		**3,016**	–	**3,016**	2,588
Net operating expenses before goodwill charge		**(2,386)**	**(22)**	**(2,408)**	(2,064)
Goodwill charge		**(143)**	**(19)**	**(162)**	(127)
Net operating expenses	4	**(2,529)**	**(41)**	**(2,570)**	(2,191)
Operating profit		**487**	**(41)**	**446**	397
Continuing operations		**452**	**(22)**	**430**	381
Discontinued operations		**35**	**(19)**	**16**	16
Share of operating profit of BL Universal PLC (joint venture)		**26**	–	**26**	25
Share of operating profit of associated undertakings		**44**	–	**44**	33
Loss on sale of fixed asset investments in continuing operations		–	–	–	(2)
Trading profit		**557**	**(41)**	**516**	453
Profit on Initial Public Offering of Burberry – continuing operations		–	**161**	**161**	–
Provision for loss on disposal of Home Shopping and Reality businesses – discontinued operations		–	**(210)**	**(210)**	–
Loss on sale of other businesses – continuing operations		–	–	–	(6)
Profit on ordinary activities before interest		**557**	**(90)**	**467**	447
Net interest	6			**(58)**	(67)
Profit on ordinary activities before taxation	7			**409**	380
Tax on profit on ordinary activities	8			**(141)**	(122)
Profit on ordinary activities after taxation	9			**268**	258
Equity minority interests				**(17)**	(1)
Profit for the year				**251**	257
Dividends	10			**(232)**	(217)
Retained profit for the year				**19**	40
Earnings per share	11				
– Basic				**25.1p**	25.7p
– Diluted				**25.0p**	25.5p
Earnings per share before amortisation of goodwill and exceptional items	11				
– Basic				**47.8p**	41.7p
– Diluted				**47.5p**	41.4p

Statement of total recognised gains and losses

for the year ended 31 March 2003

	2003 Group* £m	2003 BL Universal PLC (Joint venture) £m	2003 Associated under-takings £m	2003 Total £m	2002 Group* £m	2002 BL Universal PLC (Joint venture) £m	2002 Associated under-takings £m	2002 Total £m
Profit for the year	**207**	**5**	**39**	**251**	223	2	32	257
Revaluation of properties	**–**	**15**	**–**	**15**	–	(10)	–	(10)
Currency translation differences	**76**	**–**	**(5)**	**71**	(42)	–	–	(42)
Total recognised gains and losses for the year	**283**	**20**	**34**	**337**	181	(8)	32	205

* Excluding joint venture and associated undertakings.

Note of historical cost profits

for the year ended 31 March 2003

	2003 £m	2002 £m
Reported profit on ordinary activities before taxation	**409**	380
Realisation of property revaluation gains of previous years	**8**	8
Difference between historical cost depreciation charge and the actual charge for the year calculated on the revalued amount	**–**	1
Historical cost profit on ordinary activities before taxation	**417**	389
Historical cost retained profit for the year after taxation and dividends	**27**	49

Reconciliation of movement in shareholders' funds

for the year ended 31 March 2003

	2003 £m	2002 £m
Profit for the year	**251**	257
Dividends	**(232)**	(217)
	19	40
Goodwill credited to reserves	**19**	4
Shares issued under option schemes	**3**	2
Shares cancelled on purchase	**(1)**	–
Revaluation of properties	**15**	(10)
Currency translation differences	**71**	(42)
	126	(6)
Opening shareholders' funds	**2,417**	2,423
Closing shareholders' funds	**2,543**	2,417

Group balance sheet

at 31 March 2003

	Notes	2003 £m	2003 £m	2002 £m	2002 £m
Fixed assets					
Goodwill	12		**2,436**		1,422
Other intangible assets	13		**178**		192
Tangible assets	14		**1,043**		847
Investment in joint venture	15				
Share of gross assets		**405**		416	
Share of gross liabilities		**(277)**		(308)	
		128		108	
Loans to joint venture		**82**	**210**	87	195
Other investments	16		**128**		115
			3,995		2,771
Current assets					
Stocks	17		**853**		590
Debtors – due within one year	18		**1,803**		1,706
– due after more than one year	18		**265**		200
Securitised receivables	19	**–**		263	
Less: non-recourse borrowings		**–**	**–**	(201)	62
Investments	20		**109**		53
Bank balances and cash			**243**		203
			3,273		2,814
Creditors					
Amounts due within one year	21		**(2,699)**		(2,171)
Net current assets			**574**		643
Total assets less current liabilities			**4,569**		3,414
Creditors – amounts due after more than one year	22		**(1,791)**		(865)
Provisions for liabilities and charges	24		**(138)**		(126)
Net assets			**2,640**		2,423
Capital and reserves					
Called up share capital	25		**252**		252
Share premium account	26		**6**		3
Revaluation reserve	26		**131**		121
Profit and loss account	26		**2,154**		2,041
Shareholders' funds			**2,543**		2,417
Minority interests			**97**		6
Capital employed			**2,640**		2,423

Approved by the Board
on 27 May 2003

John Peace Group Chief Executive
David Tyler Group Finance Director

Parent company balance sheet

at 31 March 2003

	Notes	2003 £m	2003 £m	2002 £m	2002 £m
Fixed assets					
Tangible assets	14		**3**		5
Investments in group undertakings	16		**3,159**		3,159
Investment in joint venture	15				
Shares		**2**		2	
Loans		**82**	**84**	87	89
Other investments	16		**43**		32
			3,289		3,285
Current assets					
Debtors – due within one year	18		**4,896**		4,173
– due after more than one year	18		**13**		7
Investments	20		**8**		–
Bank balances and cash			**2**		8
			4,919		4,188
Creditors					
Amounts due within one year	21		**(4,441)**		(4,564)
Net current assets/(liabilities)			**478**		(376)
Total assets less current liabilities			**3,767**		2,909
Creditors – amounts due after more than one year	22		**(1,452)**		(652)
Provisions for liabilities and charges	24		**(26)**		(36)
Net assets			**2,289**		2,221
Capital and reserves					
Called up share capital	25		**252**		252
Share premium account	26		**6**		3
Profit and loss account	26		**2,031**		1,966
Shareholders' funds			**2,289**		2,221

Approved by the Board
on 27 May 2003

John Peace *Group Chief Executive*
David Tyler *Group Finance Director*

Group cash flow statement

for the year ended 31 March 2003

	Notes	2003 £m	2002 £m
Cash flow from operating activities	31(a)	**860**	540
Dividends received from associated undertakings		**24**	23
Returns on investments and servicing of finance	31(b)	**(11)**	(43)
Taxation		**(141)**	(82)
Capital expenditure	31(c)	**(329)**	(322)
Financial investment	31(d)	**(13)**	(15)
Acquisition of subsidiaries	31(e)	**(1,241)**	(34)
Disposal of subsidiaries	31(f)	**239**	6
Dividends paid		**(220)**	(213)
Cash outflow before management of liquid resources and financing		**(832)**	(140)
Management of liquid resources	31(g)	**(134)**	(18)
Financing – issue of shares		**3**	2
– purchase of own shares for cancellation		**(1)**	–
– change in debt and lease financing	31(h)	**934**	75
Decrease in cash		**(30)**	(81)

	Notes	2003 £m	2002 £m
Reconciliation of net cash flow to movement in net debt			
Decrease in cash		**(30)**	(81)
Cash inflow from movement in debt and lease financing		**(934)**	(75)
Cash outflow from movement in liquid resources		**134**	18
Movement in net debt resulting from cash flows		**(830)**	(138)
Finance leases acquired with subsidiary		**(2)**	(7)
New finance leases		**(7)**	(5)
Exchange movements		**37**	(4)
Movement in net debt		**(802)**	(154)
Net debt at beginning of year	31(i)	**(1,284)**	(1,130)
Net debt at end of year	31(i)	**(2,086)**	(1,284)

Notes to the financial statements

for the year ended 31 March 2003

1. Accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention, modified by the revaluation of certain fixed assets, and in accordance with applicable accounting standards in the United Kingdom which have been applied on a consistent basis with previous years except as noted below.

The transitional provisions of FRS 17 "Retirement Benefits" applicable to the 2003 reporting period have been adopted by the Group in these financial statements. In accordance with these transitional arrangements, supplementary disclosures are set out in note 36.

From 1 April 2002, Reality's external logistics sales and results are reported within Home Shopping UK & Ireland with sales from third party call centre and related activities reported as part of Experian International. Comparative figures have been restated. For the year ended 31 March 2002, £73m of external logistics sales are shown within Home Shopping UK & Ireland with £23m of sales from third party call centre and related activities included within Experian International. The profits of £0.5m and net assets of £86m have been included within Home Shopping UK & Ireland.

CreditExpert.com, a US consumer credit management business, is now managed by and reported within Experian North America. Comparative figures have been restated to remove the losses of CreditExpert.com from gusco.com and to reduce the reported profit of Experian North America by £4.9m. There is no material impact on divisional turnover.

The Group has for several years hedged its investments in subsidiaries outside the UK by a combination of foreign currency borrowings and forward sales of relevant foreign currencies. The forward premium/discount to spot exchange rates incorporated in these forward sales contracts reflects the differential between sterling interest rates and the interest rate of the currency concerned. Until 31 March 2002 this interest rate differential has been taken directly to reserves, along with the changes in value during the year of the currency borrowings, the forward currency sales and the assets being hedged. For GUS, the most significant overseas assets are in the United States. With US short term interest rates well below sterling interest rates and the growth in the Group's forward sales of US dollars, the interest element of these forward dollar sales, whose effect is to reduce interest costs, has become more significant. Similar issues arise in connection with the Group's hedging of its euro and South African rand assets, with euro interest rates slightly below sterling rates and South African interest rates significantly higher than sterling rates.

With effect from 1 April 2002, the Group is accounting for the forward premium/discount arising on forward currency sales as interest. The effect of this change has been to reduce interest expense for the year ended 31 March 2003 by £9m; this consists of a £12m gain from dollar and euro hedging less a £3m cost of South African hedging. There would have been no material effect if this approach had been applied in the year ended 31 March 2002.

Compliance with SSAP 19 "Accounting for Investment Properties" requires a departure from the requirements of the Companies Act 1985 relating to the depreciation of investment properties, as explained in the "Tangible fixed assets" note below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiary undertakings for the financial year ended 31 March 2003 except for those of Homebase which prepares its financial statements to the end of February to avoid distortions relating to the timing of Easter and related promotions and trading patterns. The results of subsidiary undertakings sold or acquired during the year are included in the consolidated results up to the date of disposal or from the date of acquisition.

Turnover

Turnover represents goods and services sold to customers outside the Group, less returns and sales taxes, and earned finance income.

Joint ventures and associated undertakings

The Group's share of the profits of joint ventures and associated undertakings is included in the Group profit and loss account. Loans to joint ventures and associated undertakings and the Group's share of net assets are included in the Group balance sheet.

1. Accounting policies continued

Tangible fixed assets

Investment properties are revalued annually and included in the balance sheet at their open market value. In accordance with SSAP 19, no depreciation is provided in respect of investment properties except for leaseholds with less than 20 years to run. This represents a departure from the Companies Act 1985 requirement concerning the depreciation of fixed assets. Had SSAP 19 not been followed the depreciation charge for the financial year would not have been material.

As permitted by FRS 15 the Group has adopted a policy of not revaluing trading properties, and previously revalued trading properties are included at their valuation at 31 March 1996 less depreciation. Certain Home Shopping specialist warehouses, all Argos and Homebase properties and leasehold trading properties with 20 years or less to run had not previously been revalued and remain at depreciated historical cost.

Land is not depreciated. Freehold properties are depreciated over 50 years by equal annual instalments. Leasehold premises with unexpired lease terms of 50 years or less are depreciated by equal annual instalments over the remaining period of the lease. Plant, vehicles and equipment are depreciated by equal annual instalments over 2 to 10 years according to the estimated life of the asset. Equipment on hire or lease is depreciated over the period of the lease.

Goodwill

For acquisitions of subsidiary undertakings and investments in joint ventures and associated undertakings made on or after 1 April 1998, goodwill (being the excess of purchase consideration over the fair value of net assets) is capitalised as an intangible fixed asset. Fair values are attributed to the identifiable assets and liabilities that existed at the date of acquisition, reflecting their condition at that date. Adjustments are also made to bring the accounting policies of acquired businesses into alignment with those of the Group. Goodwill arising on acquisitions is amortised by equal annual instalments over its estimated useful economic life, up to a maximum of 20 years.

Goodwill on acquisitions prior to 1 April 1998 was written off to reserves in the year of acquisition. On the disposal of a business, any goodwill previously written off against reserves is included in the profit or loss on disposal.

Impairment of fixed assets and goodwill

Fixed assets and goodwill are subject to review for impairment in accordance with FRS 11 "Impairment of Fixed Assets and Goodwill". Any impairment is recognised in the profit and loss account in the year in which it occurs.

Other intangible fixed assets

Intangible fixed assets other than goodwill comprise the data purchase and data capture costs of internally developed databases and are capitalised under SSAP 13 to recognise these costs over the period of their commercial use. Depreciation is provided by equal annual instalments on the cost of the assets over 3 to 7 years.

Stocks

Stocks and work in progress are valued at the lower of cost and net realisable value.

Instalment and hire purchase debtors

The gross margin from sales on extended credit terms is recognised at the time of sale. The finance charges relating to these sales are included in the profit and loss account as and when instalments are received. The income in the Finance Division under instalment agreements is credited to the profit and loss account in proportion to the reducing balances outstanding.

Leases

Assets acquired under finance leases are included in tangible fixed assets. The interest element of lease rentals is charged to the profit and loss account over the life of the lease in proportion to the outstanding lease commitment. All other leases are operating leases, and the annual rentals are charged to the profit and loss account as incurred.

Gross rental income and expenditure in respect of operating leases are recognised on a straight line basis over the periods of the leases.

Foreign currency

Assets and liabilities of overseas undertakings are translated into sterling at the rates of exchange ruling at the balance sheet date and the results are translated into sterling at average rates of exchange. Differences arising on the retranslation of opening net assets, profits and losses at average rates and borrowings designated as hedges are taken to reserves. Foreign currency transactions which are covered by specific forward exchange contracts are translated into sterling at the contracted exchange rates. The interest differential reflected in forward contracts is taken to interest expense. Exchange profits and losses which arise from normal trading activities are included in the profit and loss account.

Derivative financial instruments

The Group uses derivative financial instruments to manage its exposures to fluctuations in foreign currency exchange rates and interest rates. Derivative instruments utilised by the Group include interest rate swaps, currency swaps and forward currency contracts. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to net interest expense over the period of the contract. Forward currency contracts are accounted for as hedges, with the instrument's impact on profit deferred until the underlying transaction is recognised in the profit and loss account. Financial instruments hedging the risk on foreign currency assets are revalued at the balance sheet date and the resulting gain or loss is offset against that arising from the translation of the underlying assets into sterling.

Deferred taxation

Deferred taxation is provided in respect of timing differences that have originated but not reversed at the balance sheet date and is determined using the tax rates that are expected to apply when the timing differences reverse. Deferred tax assets are recognised only to the extent that they are expected to be recoverable. Deferred taxation is discounted using the post tax yields to maturity that could be obtained at the balance sheet date on relevant government bonds with maturity dates similar to those of the deferred taxation assets and liabilities.

Incentive plans

The Group's share based incentive plans are accounted for in accordance with UITF Abstract 17 "Employee Share Schemes". The cost of shares acquired by the Group's ESOP trusts or the fair market value of the shares at the date of the grant, less any consideration to be received from the employee, is charged to the profit and loss account over the period to which the employee's performance relates. Where awards are contingent upon future events (other than continued employment) an assessment of the likelihood of these conditions being achieved is made at the end of each reporting period and an appropriate accrual made.

The Group operates Save As You Earn schemes that allow for the grant of share options at a discount to the market price at the date of the grant. The Group has made use of the exemption under UITF Abstract 17 not to recognise any compensation charge in respect of these options.

Pension costs

The Group operates pension plans throughout the world. The two major defined benefit schemes are in the United Kingdom with similar arrangements being in place for eligible employees in North America, South Africa and the Netherlands. The assets covering these arrangements are held in independently administered funds.

The Group charges the regular costs of its defined benefit pension schemes against profits on a systematic basis over the service lives of the pensionable employees. Variation from regular cost is allocated over the expected remaining service lives of current scheme members. Any difference between the cumulative amounts charged against profit and contributions paid is included as a provision in the balance sheet.

The Group also operates defined contribution pension schemes, the major one being in the United Kingdom with assets held in independently administered funds. The cost of providing these benefits, recognised in the profit and loss account, comprises the amount of contributions payable to the schemes in respect of the year.

Notes to the financial statements

for the year ended 31 March 2003

2. Divisional analysis	Turnover 2003 £m	Turnover (Restated) (Note 1) 2002 £m	Profit before taxation 2003 £m	Profit before taxation (Restated) (Note 1) 2002 £m	Net assets 2003 £m	Net assets (Restated) (Note 1) 2002 £m
Experian						
Experian North America	**718**	688	**171.5**	154.6	**385**	500
Experian International	**483**	427	**84.9**	69.6	**179**	166
	1,201	1,115	**256.4**	224.2	**564**	666
Argos Retail Group						
Argos	**3,192**	2,847	**238.2**	204.0	**282**	269
Homebase	**251**	–	**2.2**	–	**176**	–
Home Shopping – UK & Ireland	**1,482**	1,607	**15.4**	33.6	**777**	710
Financial Services	**34**	11	**4.6**	(4.8)	**122**	112
Home Shopping – Continental Europe	**275**	238	**24.7**	22.4	**275**	214
	5,234	4,703	**285.1**	255.2	**1,632**	1,305
Burberry	**594**	499	**116.7**	90.3	**209**	208
South African Retailing	**114**	123	**31.8**	30.9	**156**	116
Finance Division	**17**	29	**6.6**	15.1	**52**	275
Property	**–**	–	**25.9**	24.8	**210**	195
gusco.com	**1**	1	**(2.7)**	(4.8)	**–**	–
	7,161	6,470	**719.8**	635.7	**2,823**	2,765
Inter-divisional turnover (principally Experian)	**(15)**	(13)				
	7,146	6,457				
Central costs			**(19.3)**	(17.1)		
			700.5	618.6		
Net interest (Note 6)			**(58.1)**	(66.5)		
Profit before amortisation of goodwill, exceptional items and taxation			**642.4**	552.1		
Amortisation of goodwill			**(142.9)**	(99.4)	**2,436**	1,422
Exceptional items (Note 5)			**(90.1)**	(72.6)	**(210)**	–
Profit before taxation			**409.4**	380.1		
Net borrowings (including non-recourse borrowings)					**(2,086)**	(1,485)
Dividends and taxation					**(286)**	(257)
Acquisition consideration due					**(37)**	(22)
Net assets					**2,640**	2,423

Included within turnover and profit before taxation of Argos Retail Group shown above, £1,673m (2002 £1,779m) of turnover and £35.3m (2002 £44.0m) of profit before tax relates to discontinued activities.

The turnover and profit figures for Homebase cover the post acquisition period from 20 December 2002.

The profit before taxation of the Property division represents the Group's share of the operating profit of the joint venture, BL Universal PLC.

Amortisation of goodwill includes £38m (2002 £5m) relating to Experian, £99m (2002 £89m) relating to Argos Retail Group and £6m (2002 £5m) relating to Burberry. The goodwill reported within net assets of £2,436m (2002 £1,422m) includes £363m (2002 £43m) relating to Experian, £1,950m (2002 £1,284m) relating to Argos Retail Group and £123m (2002 £95m) relating to Burberry.

Exceptional items include a provision of £210m (2002 nil) for loss on disposal of Home Shopping and Reality businesses and this provision is shown separately within net assets.

3. Geographical analysis

	Turnover by destination		Turnover by origin		Profit before taxation		Net assets	
	2003 £m	2002 £m	**2003 £m**	2002 £m	**2003 £m**	2002 £m	**2003 £m**	2002 £m
United Kingdom & Ireland	**5,338**	4,783	**5,476**	4,976	**416.8**	367.9	**1,781**	1,728
Continental Europe	**669**	635	**605**	533	**47.1**	46.6	**404**	331
North America	**860**	801	**853**	794	**185.8**	161.2	**482**	592
Rest of World	**279**	238	**212**	154	**50.8**	42.9	**156**	114
	7,146	6,457	**7,146**	6,457	**700.5**	618.6	**2,823**	2,765
Net interest (Note 6)					**(58.1)**	(66.5)		
Profit before amortisation of goodwill, exceptional items and taxation					**642.4**	552.1		
Amortisation of goodwill					**(142.9)**	(99.4)	**2,436**	1,422
Exceptional items (Note 5)					**(90.1)**	(72.6)	**(210)**	–
Profit before taxation					**409.4**	380.1		
Net borrowings (including non-recourse borrowings)							**(2,086)**	(1,485)
Dividends and taxation							**(286)**	(257)
Acquisition consideration due							**(37)**	(22)
Net assets							**2,640**	2,423

4. Cost of sales and Net operating expenses

	2003 £m	2002 £m
Cost of sales	**4,130**	3,869
Net operating expenses comprise:		
Distribution costs	**1,153**	865
Administrative expenses (including goodwill £162m (2002 £127m))	**1,417**	1,326
	2,570	2,191

Cost of sales includes £908m (2002 £986m) in respect of discontinued activities.

Net operating expenses include £749m (2002 £777m) in respect of discontinued activities of which distribution costs represent £403m (2002 £523m) and administrative expenses represent £346m (2002 £254m).

Administrative expenses include an exceptional charge of £41m (2002 £64m) comprising the cost of employee share schemes in connection with the Initial Public Offering of Burberry of £22m (2002 nil), restructuring costs of nil (2002 £36m) and impairment of goodwill in discontinued activities of £19m (2002 £28m) (Note 5).

5. Exceptional items	2003 £m	2002 £m
Exceptional items comprise:		
Continuing operations		
Profit on Initial Public Offering of Burberry	**161**	–
Cost of employee share schemes in connection with the Initial Public Offering of Burberry (Note 35)	**(22)**	–
	139	–
Loss on sale of businesses	–	(6)
Redundancy and other costs incurred in connection with the combination of Argos and Home Shopping operations and the formation of Reality	–	(36)
Loss on sale of fixed asset investments	–	(2)
	139	(44)
Discontinued operations		
Provision for loss on disposal of Home Shopping and Reality businesses	**(210)**	–
Impairment of goodwill	**(19)**	(28)
	(229)	(28)
Exceptional charge	**(90)**	(72)

The Initial Public Offering of 22.5% of the ordinary share capital of Burberry Group plc took place on 12 July 2002. The associated exceptional items comprise the excess of the flotation proceeds, less costs, over the related portion of net assets at that date and the cost of share schemes designed to secure the retention of employees.

The loss on the sale of fixed asset investments of £2m in 2002 related to the disposal by Experian of internet related investments in the US, after charging £4m of goodwill previously written off to reserves.

The disposal of Home Shopping and Reality businesses was announced on 27 May 2003. The provision for loss on disposal of Home Shopping and Reality represents the difference between the sale proceeds of £590m and the net assets to be disposed of which amount to £800m.

The impairment of goodwill in 2003 relates to goodwill, previously written off to reserves, on the closure of Innovations. The impairment of goodwill charged in 2002 related principally to Reality Solutions.

6. Net interest	2003 £m	2002 £m
Interest income:		
Bank deposits and other	**20**	23
Interest expense:		
Bank loans and overdrafts	**33**	43
Eurobonds	**39**	36
Finance leases	**1**	1
Group share of interest expense of joint venture	**15**	17
Gross interest expense	**88**	97
Less: interest charged to cost of sales	**(10)**	(7)
	78	90
Net interest expense	**58**	67

Interest charged to cost of sales comprises £7m (2002 £3m) in respect of ARG Financial Services and £3m (2002 £4m) in respect of the Finance Division.

7. Profit on ordinary activities before taxation

		2003 £m	2002 £m
Profit on ordinary activities before taxation is stated after charging/(crediting):			
Operating lease rental expense	– land and buildings	**168**	113
	– plant, vehicles and equipment	**40**	38
Property rental income under operating leases		**(3)**	(3)
Net income under finance leases		**–**	(2)
Amortisation of goodwill		**143**	99
Impairment of goodwill		**19**	28
Amortisation of shares		**13**	3
Depreciation of tangible and intangible fixed assets	– assets owned	**226**	200
	– under finance leases	**6**	9
Audit fees		**2**	2
Auditors' remuneration for non-audit services	– accounting, tax and transactions related advice	**10**	2
	– other advice	**1**	4

Auditors' remuneration for non-audit services in 2002 did not include £3m of fees in connection with the Burberry IPO which were included in prepayments at 31 March 2002 and have been written off during the year ended 31 March 2003.

The guidelines covering the use of the Company's auditors for non-audit services are set out in the Corporate Governance Report on page 34.

8. Tax on profit on ordinary activities

	2003 £m	2002 £m
(a) Analysis of charge for the year		
Current tax:		
UK Corporation tax on profits of the year	**71**	80
Double taxation relief	**(7)**	(14)
Adjustments in respect of prior years	**(2)**	(1)
	62	65
Overseas tax	**46**	47
Group share of tax on profits of joint venture	**3**	1
Group share of tax on profits of associated undertakings	**2**	2
Total current tax charge for the year	**113**	115
Deferred tax:		
Origination and reversal of timing differences	**46**	27
Increase in discount	**(19)**	(20)
Adjustments in respect of prior years	**1**	–
Tax on profit on ordinary activities	**141**	122

(b) Factors affecting the tax charge for the year
The tax charge for the year is lower than the standard rate of Corporation tax in the UK (30%).
The differences are explained below:

	2003 £m	2002 £m
Profit on ordinary activities before taxation	**409**	380
Profit on ordinary activities before taxation multiplied by the standard rate of Corporation tax in the UK of 30%	**123**	114
Effects of:		
Adjustments to tax charge in respect of prior years	**(2)**	(1)
Expenses not deductible for tax purposes	**15**	9
Goodwill amortisation not deductible for tax purposes	**48**	38
Tax relief in respect of US goodwill written off to reserves	**(18)**	(22)
Differences in effective tax rates on overseas earnings	**(13)**	(16)
Other permanent differences	**(27)**	–
Disposal of businesses	**15**	–
Other timing differences	**(28)**	(7)
Current tax charge for the year	**113**	115

(c) Factors that may affect future tax charges
In the foreseeable future, the Group's tax charge will continue to be influenced by the profile of profits earned in the different countries in which the business operates. Changes in long term interest rates would affect the discount applied to deferred taxation.

	2003 £m	2002 £m
(d) The tax charge includes the following amounts attributable to exceptional items:		
Tax relief on cost of employee share schemes in connection with the Initial Public Offering of Burberry	**7**	–
Tax relief on restructuring costs	**–**	11
Tax relief on loss on sale of fixed asset investments	**–**	1
	7	12

9. Profit on ordinary activities after taxation

Profit on ordinary activities after taxation includes £298m (2002 £224m) which is dealt with in the financial statements of the Company. As permitted by section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

10. Dividends	2003 £m	2002 £m
Interim paid – 6.9p per share (2002 6.5p)	**68**	65
Final proposed – 16.4p per share (2002 15.2p)	**164**	152
Total – 23.3p per share (2002 21.7p)	**232**	217

11. Basic and diluted earnings per share	2003 pence	2002 pence
Basic earnings per share before amortisation of goodwill and exceptional items	**47.8**	41.7
Effect of amortisation of goodwill	**(14.3)**	(9.9)
Effect of exceptional items	**(8.4)**	(6.1)
Basic earnings per share	**25.1**	25.7

The calculation of basic earnings per share is based on profit for the year of £251m (2002 £257m) divided by the weighted average number of Ordinary shares in issue of 995.9m (2002 999.8m). Basic earnings per share before amortisation of goodwill and exceptional items is disclosed to indicate the underlying profitability of the Group and is based on profit of £476m (2002 £417m):

	2003 £m	2002 £m
Earnings before amortisation of goodwill and exceptional items	**476**	417
Effect of amortisation of goodwill	**(142)**	(99)
Effect of exceptional items	**(83)**	(61)
Profit for the year	**251**	257

	2003 m	2002 m
Weighted average number of Ordinary shares in issue during the year*	**995.9**	999.8
Dilutive effect of options outstanding	**7.3**	7.4
Diluted weighted average number of Ordinary shares in issue during the year	**1,003.2**	1,007.2

* Excluding those held by The GUS plc ESOP Trust, The GUS plc ESOP Trust No. 2 and The GUS plc ESOP Trust No.3.

The calculation of diluted earnings per share reflects the potential dilutive effect of the exercise of employee share options.

12. Goodwill	Argos £m	Homebase £m	Other acquisitions £m	Total £m
Group				
Cost				
At 1 April 2002	1,555	–	245	1,800
Differences on exchange	–	–	5	5
Additions	–	765	385	1,150
Disposals	–	–	(5)	(5)
At 31 March 2003	**1,555**	**765**	**630**	**2,950**
Amortisation				
At 1 April 2002	306	–	72	378
Charge for year	78	11	48	137
Impairment of goodwill	–	–	4	4
Disposals	–	–	(5)	(5)
At 31 March 2003	**384**	**11**	**119**	**514**
Net Book Value at 31 March 2002	1,249	–	173	1,422
Net Book Value at 31 March 2003	**1,171**	**754**	**511**	**2,436**

The cumulative amortisation at the balance sheet date includes £27m (2002 £28m) in respect of impairment of goodwill.

13. Other intangible assets

	Databases £m
Group	
Cost	
At 1 April 2002	353
Differences on exchange	(24)
Acquisition of subsidiaries	9
Additions	68
Disposals	(18)
At 31 March 2003	**388**
Amortisation	
At 1 April 2002	161
Differences on exchange	(10)
Charge for year	69
Acquisition of subsidiaries	8
Disposals	(18)
At 31 March 2003	**210**
Net Book Value at 31 March 2002	192
Net Book Value at 31 March 2003	**178**

14. Tangible assets

	Freehold properties	Leasehold properties		Plant vehicles & equipment	Assets in course of construction	Total
		Long leasehold	Short leasehold			
	£m	£m	£m	£m	£m	£m
Group						
Cost or valuation						
At 1 April 2002	352	14	169	1,073	8	1,616
Differences on exchange	(4)	–	(8)	(1)	–	(13)
Acquisition of subsidiaries	10	–	167	413	9	599
Additions	1	–	52	207	27	287
Reclassifications	(3)	–	7	11	(15)	–
Disposals	(13)	–	(11)	(63)	–	(87)
At 31 March 2003	**343**	**14**	**376**	**1,640**	**29**	**2,402**
Cost	291	8	376	1,640	29	2,344
Valuation – trading properties (1996)	48	6	–	–	–	54
Valuation – investment properties (2003)	4	–	–	–	–	4
	343	**14**	**376**	**1,640**	**29**	**2,402**
Depreciation						
At 1 April 2002	63	1	48	657	–	769
Differences on exchange	–	–	(2)	2	–	–
Acquisition of subsidiaries	1	–	102	249	–	352
Reclassifications	(1)	–	–	1	–	–
Charge for year	9	1	11	142	–	163
Provision for loss on disposal of Home Shopping and Reality businesses	61	7	–	68	–	136
Disposals	(3)	–	(9)	(49)	–	(61)
At 31 March 2003	**130**	**9**	**150**	**1,070**	**–**	**1,359**
Net Book Value at 31 March 2002	289	13	121	416	8	847
Net Book Value at 31 March 2003	**213**	**5**	**226**	**570**	**29**	**1,043**

14. Tangible assets continued

Investment properties valued at £4m (2002 £4m) are held for hire under operating leases.

The net book value of plant, vehicles and equipment at 31 March 2003 includes £19m (2002 £12m) acquired under finance leases.

Investment properties of the Group and the Company were revalued as at 31 March 2003 by external valuers, Colliers Conrad Ritblat Erdman Limited, Chartered Surveyors. This valuation was carried out in accordance with the Royal Institution of Chartered Surveyors Appraisal and Valuation Manual. Revalued trading properties are included at their valuation at 31 March 1996 less depreciation. The valuation at 31 March 1996 was on the basis of open market value for existing use. Other trading properties are included at cost.

On the historical cost basis the net book value of properties carried at valuation is £11m (2002 £12m), comprising cost of £22m (2002 £22m) and related depreciation of £11m (2002 £10m).

	Freehold properties £m	Short leasehold properties £m	Plant vehicles & equipment £m	Total £m
Company				
Cost or valuation				
At 1 April 2002	3	1	1	5
Disposals	(2)	–	–	(2)
At 31 March 2003	**1**	**1**	**1**	**3**
Cost	–	1	1	2
Valuation – investment properties (2003)	1	–	–	1
	1	**1**	**1**	**3**
Net Book Value at 31 March 2002	3	1	1	5
Net Book Value at 31 March 2003	**1**	**1**	**1**	**3**

Investment properties valued at £1m (2002 £3m) are held for hire under operating leases.

There is no material difference between the net book value of properties carried at valuation and their historical cost equivalents.

15. Investment in joint venture

	Shares £m	Loans £m	Total £m
Group			
Cost or valuation			
At 1 April 2002	108	87	195
Share of profit after taxation	5	–	5
Share of revaluation of investment properties	15	–	15
Repayment of loans	–	(5)	(5)
At 31 March 2003	**128**	**82**	**210**

The Group holds 50% of the equity share capital of BL Universal PLC. The Group's share of cumulative retained profits at 31 March 2003 is £22m (2002 £17m) and its share of the turnover for the year, excluded from Group turnover, is £26m (2002 £27m).

The consolidated balance sheet of BL Universal PLC is as follows:

	2003 £m	2002 £m
Fixed assets	**795**	813
Current assets	**26**	19
Creditors – amounts due within one year	**(56)**	(72)
Creditors – amounts due after more than one year	**(506)**	(541)
Shareholders' funds	**259**	219
Attributable to the Group	**128**	108

The Group's share of the market value of the debt and derivatives of BL Unversal PLC at 31 March 2003 was £6m more than (2002 £4m less than) the book value.

	Shares £m	Loans £m	Total £m
Company			
Cost			
At 1 April 2002	2	87	89
Repayment of loans	–	(5)	(5)
At 31 March 2003	**2**	**82**	**84**

16. Fixed asset investments

	Shares in associated undertakings (note a) £m	Interests in own shares (note b) £m	Other investments (note c) £m	Total £m
Group				
Cost or valuation				
At 1 April 2002	74	36	11	121
Differences on exchange	(5)	–	(2)	(7)
Additions	–	22	2	24
Share of profit after taxation (after goodwill charge of £2m (2002 nil))	39	–	–	39
Dividends received	(24)	–	–	(24)
Disposals	(6)	–	–	(6)
At 31 March 2003	**78**	**58**	**11**	**147**
Amounts written off				
At 1 April 2002	–	4	2	6
Amortisation of shares	–	11	2	13
At 31 March 2003	**–**	**15**	**4**	**19**
Net Book Value at 31 March 2002	74	32	9	115
Net Book Value at 31 March 2003	**78**	**43**	**7**	**128**

16. Fixed asset investments continued	Group undertakings (note d) £m	Interests in own shares (note b) £m
Company		
Cost		
At 1 April 2002	3,164	36
Additions	–	22
At 31 March 2003	**3,164**	**58**
Amounts written off		
At 1 April 2002	5	4
Amortisation of own shares	–	11
At 31 March 2003	**5**	**15**
Net Book Value at 31 March 2002	3,159	32
Net Book Value at 31 March 2003	**3,159**	**43**

(a) Shares in associated undertakings
The Group's share of cumulative retained profits of associated undertakings at 31 March 2003 is £35m (2002 £20m).

The principal associated undertakings are as follows:

Name	Country of incorporation	Class of shares held	% interest	Nature of business
First American Real Estate Solutions	USA	*	20	Information services
Motorfile Limited	Great Britain	Ordinary	50	Information services
GUS Finance Limited	Great Britain	Ordinary	50	Financial services
AAGUS Financial Services Group NV	Holland	Ordinary	33.3	Consumer lending

* First American Real Estate Solutions is a US partnership.

GUS Finance Limited is held directly by the Company; other interests in associated undertakings are held by subsidiary undertakings.

(b) Interests in own shares
Interests in own shares held as fixed and current asset investments represents the cost of 12.2m (2002 7.5m) of the Company's Ordinary shares (nominal value of £3m (2002 £2m)) which amounts to 1.2% (2002 0.7%) of the called up share capital. These shares have been acquired by three trusts in the open market using funds provided by the Company principally to meet obligations, including Employer's National Insurance, under the Performance Share Plan, Long Term Incentive Plans, the US Stock Option Plan and the Co-Investment Plan. The trusts have waived their entitlement to dividends in respect of 11.9m (2002 7.5m) Ordinary shares. At 31 March 2003 the market value of the shares was £59m (2002 £53m). The costs of administering the trusts are charged to the Group profit and loss account.

Of the above 12.2m Ordinary shares held, 10.7m (2002 7.5m) Ordinary shares are held as fixed asset investments by:
(i) The GUS plc ESOP Trust which holds 2.1m (2002 1.8m) Ordinary shares to meet obligations under The GUS plc Performance Share Plan and The GUS plc Executive Long Term Incentive Plans. These shares may subsequently be transferred to certain directors and senior executives and the purchase price of the shares is being charged to the profit and loss account so as to spread the cost evenly over the relevant performance periods.

(ii) The GUS plc ESOP Trust No. 2 which holds 7.4m (2002 5.7m) Ordinary shares principally to meet obligations under the US Stock Option Plan. These shares may be transferred to certain senior executives employed in North America, including one director of the Company. The cost to the Company, being the difference between the purchase price and the option price, is being charged to the profit and loss account so as to spread the cost evenly over the relevant performance periods.

(iii) The GUS plc ESOP Trust No. 3 which holds 1.2m (2002 nil) Ordinary shares principally to meet obligations under The GUS plc Co-Investment Plan. These shares may be subsequently transferred to certain directors and senior executives. The cost of the shares is charged to the profit and loss account in the periods in which the award is earned.

Of the above 12.2m Ordinary shares held, 1.5m (2002 nil) Ordinary shares are held by The GUS plc ESOP Trust No. 3 principally to meet National Insurance liabilities arising in connection with the Company's share based incentive plans and accordingly are classified as current asset investments (see Note 20).

Details of awards and options in respect of the Company's shares are given in Note 35.

16. Fixed asset investments continued

(c) Other investments

Other investments include investments held by Experian North America of £7m (2002 £9m) and shares in Burberry Group plc held by that company. At 31 March 2003 the market and redemption value of these investments was £9m (2002 £9m). The shares in Burberry Group plc held by that company represents the cost of 0.9m ordinary shares (nominal value of £46,073) which amounts to 0.2% of the called up ordinary share capital of that company. These shares have been acquired by two trusts in the open market using funds provided by Burberry companies principally to meet obligations in respect of awards made (or proposed at 31 March 2003) to Burberry employees under an All Employee Share Plan (see Note 35). The trusts have waived their entitlement to dividends in respect of 0.9m ordinary shares. The cost of these shares has been written off within the cost of employee share schemes in connection with the Initial Public Offering of Burberry (see Note 5) as they have been or will be gifted unconditionally to Burberry employees. At 31 March 2003 the market value of the shares was £2m. The costs of administering the trusts are charged to the Group profit and loss account.

(d) Group undertakings

The Group's principal subsidiary undertakings are listed on page 91.

17. Stocks

	2003 £m	2002 £m
Group		
Raw materials	**15**	16
Work in progress	**9**	9
Finished goods	**829**	565
	853	590

There is no significant difference between the replacement cost of stocks and the amounts shown above.

18. Debtors

	2003 Due within one year £m	**2003 Due after more than one year £m**	2002 Due within one year £m	2002 Due after more than one year £m
Group				
Trade debtors:				
Hire purchase debtors	**198**	**53**	129	39
Provision for unearned finance charges	**(26)**	**(6)**	(21)	(6)
	172	**47**	108	33
Instalment debtors	**842**	**153**	862	148
Other trade debtors	**528**	**52**	462	6
Total trade debtors	**1,542**	**252**	1,432	187
Amounts owed by associated undertakings	**–**	**–**	2	–
Amount owed by joint venture	**–**	**–**	28	–
Taxation recoverable	**4**	**1**	2	2
VAT recoverable	**41**	**–**	28	–
Prepayments and accrued income	**216**	**12**	214	11
	1,803	**265**	1,706	200

Following the closure of General Guarantee to new business, no payments were made during the year (2002 nil) to acquire assets on finance leases and hire purchase agreements. Collections by the Group and its quasi-subsidiaries, being the aggregate rentals receivable during the year in respect of the earlier agreements amounted to £141m (2002 £469m) with the balance receivable in subsequent financial years.

	2003 Due within one year £m	**2003 Due after more than one year £m**	2002 Due within one year £m	2002 Due after more than one year £m
Company				
Amounts owed by subsidiary undertakings	**4,867**	**–**	4,102	–
Amount owed by joint venture	**–**	**–**	28	–
Taxation recoverable	**21**	**–**	33	–
Deferred taxation	**–**	**13**	–	7
VAT recoverable	**1**	**–**	1	–
Prepayments and accrued income	**7**	**–**	9	–
	4,896	**13**	4,173	7

19. Securitised receivables

General Guarantee Finance Limited (GGF), the only subsidiary of the Finance Division, had, prior to the decision to close the business during the year ended 31 March 2001, securitised a significant portion of its debtor book, with the proceeds being used to reduce bank borrowings. Within current assets, non-recourse borrowings were linked with the securitised element of receivables. Turnover and profit before taxation were reduced by financing costs in respect of non-recourse borrowings.

There were two major securitisation transactions as follows:

- In March 1999, GGF sold £421m of hire purchase receivables to a trust of which Automobile Loan Finance (No 1) Limited (ALF1) was a principal beneficiary.
- In June 1999, GGF sold £400m of hire purchase receivables to a trust of which Automobile Receivables Transaction (No 1) PLC (ART1) was a principal beneficiary.

During the year ended 31 March 2003 both securitisation series were dissolved (ALF1 on 19 December 2002 and ART1 on 17 March 2003). The interest in the securitised receivables was in both cases reduced to nil and the remaining receivables reassigned to GGF. Both ALF1 and ART1 have been released and discharged from their further obligations under each of the securitisation documents.

The key elements of the balance sheets of ALF1 and ART1, which formed the basis of the linked presentation in the Group balance sheet, were:

	2003 ALF1 £m	**2003 ART1 £m**	**2003 Total £m**	2002 ALF1 £m	2002 ART1 £m	2002 Total £m
Interest in securitised receivables:						
Due within one year	–	–	–	80	57	137
Due after more than one year	–	–	–	53	39	92
Bank balances and cash	–	–	–	14	20	34
	–	–	–	147	116	263
Amounts owed to Group undertakings	–	–	–	–	(20)	(20)
	–	–	–	147	96	243
Non-recourse borrowings:						
Due within one year	–	–	–	71	64	135
Due after more than one year	–	–	–	44	22	66
	–	–	–	115	86	201

The key elements of the profit and loss accounts of ALF1 and ART1, which form the basis of the linked presentation in the Group profit and loss account, are:

	2003 ALF1 £m	**2003 ART1 £m**	**2003 Total £m**	2002 ALF1 £m	2002 ART1 £m	2002 Total £m
Gross financial income	**3**	**3**	**6**	13	10	23
Gross financial expenses	**3**	**2**	**5**	13	9	22

The key elements of the cash flows of ALF1 and ART1 are:

	2003 ALF1 £m	**2003 ART1 £m**	**2003 Total £m**	2002 ALF1 £m	2002 ART1 £m	2002 Total £m
Cash (outflows)/inflows from operating activities	**(28)**	**(26)**	**(54)**	14	12	26
Returns on investments and servicing of finance	**(4)**	**(4)**	**(8)**	(16)	(12)	(28)
Financial investment – movement of interest in hire purchase receivables	**133**	**96**	**229**	204	155	359
Financing – repayment of debt	**(115)**	**(86)**	**(201)**	(217)	(164)	(381)

20. Current asset investments

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Cost				
Listed investments: Great Britain – interests in own shares	**8**	–	**8**	–
Great Britain – interests in other investments	**3**	1	**–**	–
Overseas	**21**	17	**–**	–
Unlisted investments: Overseas	**7**	5	**–**	–
	39	23	**8**	–
Certificates of deposit	**70**	30	**–**	–
	109	53	**8**	–
Market and redemption value				
Listed investments: Great Britain – interests in own shares	**7**	–	**7**	–
Great Britain – interests in other investments	**3**	1	**–**	–
Overseas	**21**	16	**–**	–
Unlisted investments: Overseas	**6**	5	**–**	–
	37	22	**7**	–
Certificates of deposit	**70**	30	**–**	–
	107	52	**7**	–

The Interests in own shares comprises a holding of 1.5m (2002 nil) of the Company's Ordinary shares held to hedge National Insurance liabilities arising on share based incentive plans (see Note 16). The interests in other listed investments held in Great Britain at 31 March 2003 comprises a holding by Burberry Group plc of 1.4m of its own ordinary shares held to hedge National Insurance liabilities in respect of certain Burberry share option schemes (see Note 35).

21. Creditors – amounts due within one year

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Loans and overdrafts (Note 23)	**747**	730	**61**	289
Obligations under finance leases	**8**	4	**–**	–
Trade creditors	**527**	337	**–**	–
Amounts owed to subsidiary undertakings	**–**	–	**4,156**	4,088
Amounts owed to associated undertakings	**4**	3	**–**	–
Taxation	**48**	51	**–**	–
VAT and other taxes payable	**88**	48	**–**	–
Social security costs	**40**	34	**–**	–
Accruals	**745**	539	**38**	16
Other creditors	**328**	273	**22**	19
Proposed final dividend	**164**	152	**164**	152
	2,699	2,171	**4,441**	4,564

22. Creditors – amounts due after more than one year

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Loans (Note 23)	**1,672**	800	**1,452**	652
Obligations under finance leases:				
Repayable in one to two years	**6**	5	**–**	–
Repayable in two to five years	**5**	1	**–**	–
Accruals	**61**	32	**–**	–
Other creditors	**47**	27	**–**	–
	1,791	865	**1,452**	652

23. Loans and overdrafts	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Repayable wholly within five years:				
€500m 5.125% Eurobonds 2004	**344**	304	**344**	304
€600m 4.125% Eurobonds 2007	**413**	–	**413**	–
4.0% Perpetual Securities	**72**	–	**–**	–
4.9% Perpetual Securities	**148**	–	**–**	–
Multi-Currency loans	**600**	469	**50**	161
Floating rate unsecured loan notes 2003	**–**	42	**–**	42
Other loans	**78**	135	**10**	85
Overdrafts	**69**	84	**1**	1
	1,724	1,034	**818**	593
Repayable after more than five years:				
£350m 6.375% Eurobonds 2009	**348**	348	**348**	348
£350m 5.625% Eurobonds 2013	**347**	–	**347**	–
4.9% Perpetual Securities	**–**	148	**–**	–
	2,419	1,530	**1,513**	941
The amounts due to be repaid within five years are repayable as follows:				
Within one year	**747**	730	**61**	289
Between one and two years	**344**	–	**344**	–
Between two and five years	**633**	304	**413**	304
	1,724	1,034	**818**	593

The floating rate unsecured loan notes 2003 were issued in the year ended 31 March 1999 in connection with the acquisition of Argos and the balance outstanding was redeemed at par on 31 March 2003.

24. Provisions for liabilities and charges	Deferred taxation £m	Pensions and similar obligations £m	Total £m
Group			
At 1 April 2002	56	70	126
Differences on exchange	2	–	2
Profit and loss account	28	36	64
Payments	–	(47)	(47)
Acquisition of subsidiaries	(6)	–	(6)
Transfers	(1)	–	(1)
At 31 March 2003	**79**	**59**	**138**

	Pensions and similar obligations £m
Company	
At 1 April 2002	36
Profit and loss account	1
Payments	(4)
Transfers	(7)
At 31 March 2003	**26**

	Group 2003 £m	Group 2002 £m
The provision for deferred taxation comprises:		
Accelerated capital allowances	**9**	6
Other timing differences	**174**	135
Undiscounted provision for deferred taxation	**183**	141
Discount	**(104)**	(85)
Discounted provision for deferred taxation	**79**	56
Unprovided deferred taxation – property revaluations	**2**	6

There is no unprovided deferred taxation on property revaluations for the Company (2002 nil).

The Group's share of unprovided deferred taxation in respect of property revaluations of BL Universal PLC is £22m (2002 £18m).

Deferred taxation is not provided in respect of profits retained in overseas Group undertakings; were these profits to be distributed to the UK parent the taxation liability would be approximately £111m (2002 £63m).

25. Called up share capital

	2003 £m	2002 £m
Ordinary shares of 25p each		
Authorised	**313**	313
Allotted and fully paid	**252**	252

At 31 March 2003, 1,007,132,916 Ordinary shares had been allotted, called up and fully paid. During the year ended 31 March 2003, 660,849 Ordinary shares were issued for a consideration of £2,700,860 in connection with the exercise of share options and 190,000 Ordinary shares were cancelled on their purchase by the Company.

26. Reserves

	Group			Company	
	Share premium account £m	Revaluation reserve £m	Profit and loss account £m	Share premium account £m	Profit and loss account £m
At 1 April 2002	3	121	2,041	3	1,966
Goodwill on closure of Innovations	–	–	19	–	–
Differences on exchange	–	1	70	–	–
Profit for the year	–	–	19	–	66
Revaluation of property	–	17	(2)	–	–
Revaluation surplus realised on disposals	–	(8)	8	–	–
Premium on shares issued under share option schemes	3	–	–	3	–
Reserve movement on shares cancelled on purchase	–	–	(1)	–	(1)
At 31 March 2003	**6**	**131**	**2,154**	**6**	**2,031**

Cumulative goodwill charged to reserves on acquisitions before 1 April 1998 comprises:

	Subsidiary undertakings £m	Associated undertakings £m	Total £m
At 1 April 2002	1,732	31	1,763
Goodwill on closure of Innovations	(19)	–	(19)
At 31 March 2003	**1,713**	**31**	**1,744**

There are no significant statutory, contractual or exchange control restrictions on distributions by Group undertakings.

Included in differences on exchange is an exchange gain of £30m (2002 £4m) arising on borrowings denominated in foreign currencies and currency swaps designated as hedges of net investments overseas. This amount includes a gain of £30m (2002 £9m) on the currency swaps designated as hedges of net investments overseas.

27. Commitments

	2003 £m	2002 £m
(a) Group capital commitments		
Capital expenditure for which contracts have been placed	**63**	104

There are no significant commitments relating to the Company. The Group's share of the capital commitments of BL Universal PLC at 31 March 2003 is £1m (2002 nil).

(b) Operating lease commitments	2003 Land & buildings £m	2003 Plant & equipment £m	2002 Land & buildings £m	2002 Plant & equipment £m
Group				
Annual commitments where the commitment expires:				
Within one year	**5**	**5**	11	16
Within two to five years	**36**	**25**	35	21
In more than five years	**252**	–	99	2
	293	**30**	145	39

	2003 Land & buildings £m	2002 Land & buildings £m
Company		
Annual commitments where the commitment expires in more than five years	**2**	2

28. Contingent liabilities

The Company has guaranteed liabilities of subsidiary undertakings amounting to £618m (2002 £351m) including guarantees in respect of borrowings by subsidiary undertakings of £618m (2002 £348m).

On 19 February 2003, the Office of Fair Trading ruled that Argos had been involved in price fixing activity with Littlewoods and Hasbro. As a result, Argos has been fined £17m. An appeal has been lodged against the ruling and no provision has been made in respect of this fine in the financial statements as, on the basis of advice received, the directors believe that the appeal will be successful.

29. Related party transactions

During the year Experian companies made net sales and recharges to associated undertakings of £20m (2002 £15m).

Amounts receivable from and owed to the joint venture and associated undertakings are shown within notes 18 and 21.

Experian has built and occupied a new US headquarters facility at Costa Mesa, California. In this connection an amount of £15m ($24m) was paid in the year ended 31 March 2000 to First American Real Estate Solutions, an associated undertaking of the Group, as escrow agent. During the year ended 31 March 2001, an amount of £13m ($21m) was released to the vendor; at 31 March 2003 no further amounts had been released.

30. Foreign currency

The principal exchange rates used were as follows:

	Average		Closing	
	2003	2002	**2003**	2002
US dollar	**1.55**	1.43	**1.58**	1.43
South African rand	**14.89**	13.52	**12.48**	16.15
Euro	**1.55**	1.62	**1.45**	1.64

31. Notes to the Group cash flow statement

	2003 £m	2002 £m
(a) Net cash flow from operating activities		
Operating profit	**446**	397
Depreciation and amortisation charges	**407**	338
Increase in stocks	**(51)**	(23)
Increase in debtors	**(211)**	(186)
Increase in creditors	**281**	22
Decrease in provisions for liabilities and charges	**(12)**	(8)
Net cash inflow from operating activities	**860**	540
(b) Returns on investments and servicing of finance		
Interest received	**20**	23
Interest paid	**(28)**	(65)
Interest element of finance lease rental payments	**(1)**	(1)
Dividends paid to minority interests	**(2)**	–
Net cash outflow for returns on investments and servicing of finance	**(11)**	(43)
(c) Capital expenditure		
Purchase of fixed assets	**(347)**	(332)
Sale of fixed assets	**18**	10
Net cash outflow for capital expenditure	**(329)**	(322)
(d) Financial investment		
Purchase of own shares	**(22)**	(21)
Purchase of other fixed asset investments	**(4)**	(7)
Sale of fixed asset investments	**8**	7
Loans repaid by BL Universal PLC	**5**	6
Net cash outflow for financial investment	**(13)**	(15)

31. Notes to the Group cash flow statement continued

	2003 £m	2002 £m
(e) Acquisition of subsidiaries		
Purchase of subsidiary undertakings (note (k))	**(1,249)**	(38)
Net cash acquired with subsidiary undertakings (note (k))	**8**	4
Net cash outflow for acquisition of subsidiaries	**(1,241)**	(34)
(f) Disposal of subsidiaries		
Proceeds of Initial Public Offering of Burberry (note (l))	**239**	–
Sale of subsidiary undertakings (note (l))	**–**	6
Net cash inflow from disposal of subsidiaries	**239**	6
(g) Management of liquid resources		
Purchase of investments	**(49)**	(8)
Increase in term deposits (other than overnight deposits)	**(85)**	(10)
Net cash outflow from management of liquid resources	**(134)**	(18)
(h) Financing		
Debt due within one year:		
Repayment of borrowings	**(165)**	(573)
New borrowings	**285**	516
Debt due after more than one year:		
Repayment of borrowings	**–**	(7)
New borrowings	**814**	148
Capital element of finance lease rental payments	**–**	(9)
Net cash inflow from financing	**934**	75

(i) Analysis of net debt	At 1 April 2002 £m	Cash flow £m	Acquisitions (excluding cash and overdrafts) £m	Other non-cash changes £m	Exchange movement £m	At 31 March 2003 £m
Cash at bank and in hand (including overnight deposits)	84	(45)	–	–	–	**39**
Overdrafts	(84)	15	–	–	–	**(69)**
	–	(30)	–	–	–	**(30)**
Debt due after one year	(800)	(814)	–	–	(58)	**(1,672)**
Debt due within one year	(646)	(120)	–	–	88	**(678)**
Finance leases	(10)	–	(2)	(7)	–	**(19)**
	(1,456)	(934)	(2)	(7)	30	**(2,369)**
Liquid resources:						
Term deposits	119	85	–	–	–	**204**
Current asset investments (including certificates of deposit)	53	49	–	–	7	**109**
	172	134	–	–	7	**313**
Total	(1,284)	(830)	(2)	(7)	37	**(2,086)**

Including non-recourse borrowings of nil (2002 £201m), total borrowings at the end of the year were £2,086m (2002 £1,485m).

(j) Major non-cash transactions

During the year the Group entered into finance lease arrangements in respect of assets with a total capital value at inception of the lease of £7m (2002 £5m).

Notes to the financial statements

for the year ended 31 March 2003

31. Notes to the Group cash flow statement continued

(k) Acquisition of subsidiary undertakings	2003 £m	2002 £m
Net assets acquired:		
Fixed assets	**248**	15
Current assets:		
Stocks	**216**	2
Debtors	**46**	12
Bank balances and cash	**41**	5
Creditors (including overdrafts of £33m (2002 £1m))	**(429)**	(22)
Provisions for liabilities and charges	**6**	1
	128	13
Goodwill	**1,150**	35
	1,278	48
Satisfied by:		
Cash	**1,232**	37
Acquisition expenses	**17**	1
	1,249	38
Deferred consideration	**29**	10
	1,278	48

Subsidiary undertakings acquired during the year had no material impact on the cash flows of the Group.

(l) Disposal of subsidiaries	2003 Initial Public Offering of Burberry £m	2002 Sale of businesses £m
Fixed assets	–	10
Current assets:		
Stocks	–	2
Debtors	–	7
Creditors	–	(5)
Provisions for liabilities and charges	–	(1)
	–	13
Profit on Initial Public Offering of Burberry	**162**	–
Loss on sale of businesses	–	(6)
	162	7
Satisfied by:		
Cash	**239**	6
Deferred consideration	–	1
Creation of minority interest	**(77)**	–
	162	7

Subsidiary undertakings disposed of during the year ended 31 March 2002 had no material impact on the cash flows of the Group.

32. Acquisitions

Details of significant acquisitions are given in the Directors' Report on page 32.

(a) Acquisition accounting
The assets and liabilities acquired in the year were as follows:

	Book value £m	Fair value adjustments £m	Accounting policy alignments £m	Fair value £m
(i) Homebase				
Fixed assets	240	–	3	243
Current assets:				
Stocks	229	6	(25)	210
Debtors	28	–	–	28
Bank balances and cash	33	–	–	33
Creditors	(338)	(11)	(3)	(352)
Provisions for liabilities and charges	–	2	6	8
Net assets acquired	192	(3)	(19)	170
Goodwill				765
				935
Satisfied by:				
Cash				929
Acquisition expenses				6
				935
(ii) Other acquisitions				
Fixed assets	8	(3)	–	5
Current assets:				
Stocks	14	(8)	–	6
Debtors	21	(3)	–	18
Bank balances and cash	8	–	–	8
Creditors	(73)	(4)	–	(77)
Provisions for liabilities and charges	(4)	2	–	(2)
Net assets acquired	(26)	(16)	–	(42)
Goodwill				385
				343
Satisfied by:				
Cash				303
Acquisition expenses				11
Deferred consideration				29
				343
(iii) Total				
Fixed assets	248	(3)	3	248
Current assets:				
Stocks	243	(2)	(25)	216
Debtors	49	(3)	–	46
Bank balances and cash	41	–	–	41
Creditors	(411)	(15)	(3)	(429)
Provisions for liabilities and charges	(4)	4	6	6
Net assets acquired	166	(19)	(19)	128
Goodwill				1,150
				1,278
Satisfied by:				
Cash				1,232
Acquisition expenses				17
Deferred consideration				29
				1,278

In view of the proximity of the Homebase acquisition and certain other acquisitions to the Group's year end and the necessary estimates involved, the fair value adjustments are on a provisional basis.

32. Acquisitions continued

(iv) The fair value adjustments and accounting policy alignments comprise:	Fair value adjustments £m	Accounting policy alignments £m
Homebase		
Fixed assets:		
Write back of store impairments	–	3
Stocks:		
Revised basis for calculating provisions for obsolete stocks	6	(25)
Creditors:		
Supplier invoices under query	(5)	(3)
Provisions for dilapidations at depots	(6)	–
Provisions for liabilities and charges:		
Deferred tax in respect of fair value adjustments and accounting policy alignments	2	6
Other acquisitions		
Fixed assets:		
Provision in respect of fixed asset impairments	(3)	–
Stocks:		
Revised basis for calculating provisions for obsolete stocks	(8)	–
Debtors:		
Provision in respect of irrecoverable debtor balances	(3)	–
Creditors:		
Provisions in respect of unrecorded liabilities	(4)	–
Provisions for liabilities and charges:		
Deferred tax in respect of fair value adjustments	2	–
	(19)	(19)

(b) Pre-acquisition trading

The profit and loss account of Homebase for the period 3 February 2002 up to the acquisition date of 20 December 2002 comprised:

	£m
Turnover	1,271
Profit before interest and taxation (after charging goodwill of £6m)	96
Net interest	(31)
Profit on ordinary activities before taxation	65
Tax on profit on ordinary activities	(26)
Profit on ordinary activities after taxation	39

In the 44 week period from 1 April 2001 to 2 February 2002 the profit after taxation of Homebase was £11m, which was after a charge of £7m in respect of goodwill. There were no other recognised gains and losses in that period. There were no sales to, or purchases from, subsidiary undertakings of GUS plc by Homebase in the period from 1 April 2002 up to the acquisition date of 20 December 2002.

33. Financial instruments

The Financial Review on pages 26 to 29 provides details of the Group's treasury policy and controls.

The Group has taken advantage of the exemption available under FRS 13 in respect of short term debtors and creditors and accordingly, where permitted by the FRS, details in respect of such debtors and creditors are excluded from the disclosures dealt with in this note.

(a) Currency exposures
At 31 March 2003 and 31 March 2002 the Group had no material currency exposures after taking account of forward contracts.

(b) Borrowing facilities
At 31 March 2003 the Group had undrawn committed borrowing facilities available of £566m (2002 £381m) of which nil (2002 £139m) expires within one year of the balance sheet date, £566m (2002 nil) expires between one and two years from the balance sheet date and nil (2002 £242m) expires more than two years after the balance sheet date. These facilities are in place to enable the Group to finance its working capital requirements and for general corporate purposes.

(c) Fair values of financial assets and liabilities
Set out below is a comparison by category of book values and fair values of the Group's financial instruments:

	2003 Book value £m	**2003 Fair value £m**	2002 Book value £m	2002 Fair value £m
Fixed asset investments:				
Loans to joint venture	**82**	**82**	87	87
Other investments	**7**	**9**	9	9
Debtors due after more than one year	**265**	**265**	200	200
Securitised receivables	**–**	**–**	62	62
Current asset investments	**109**	**107**	53	52
Bank balances and cash	**243**	**243**	203	203
Financial assets	**706**	**706**	614	613
Loans and overdrafts	**(2,419)**	**(2,473)**	(1,530)	(1,531)
Finance leases – amounts due within one year	**(8)**	**(8)**	(4)	(4)
Finance leases – amounts due after more than one year	**(11)**	**(11)**	(6)	(6)
Other creditors – amounts due after more than one year	**(108)**	**(108)**	(59)	(59)
	(1,840)	**(1,894)**	(985)	(987)
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps	**–**	**38**	–	15
Currency swaps and forward foreign currency contracts	**(25)**	**(27)**	2	7

The fair values of listed current asset investments and borrowings are based on year end mid-market prices. The fair values of other financial assets and liabilities and interest rate swaps are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the year end. The fair value of foreign currency contracts is based on a comparison of the contractual and year end exchange rates.

33. Financial instruments continued

(d) Interest rate risk profile

The returns earned on bank balances, cash and investments are variable, determined by local market conditions.

The interest rate risk profile of the Group's other financial assets by currency, after taking account of interest rate swaps, is as follows:

	Floating rate assets	Fixed rate assets	Financial assets on which no interest is earned	Total	Fixed rate assets	
					Weighted average interest rate	Weighted average period for which rate is fixed
	£m	£m	£m	£m	%	years
At 31 March 2003						
Finance Division – sterling	18	–	–	18	–	–
European Home Shopping – euro	149	–	–	149	–	–
South African Retailing – rand	–	30	–	30	29	2
Other	4	29	35	68	6	4
Total	**171**	**59**	**35**	**265**		
At 31 March 2002						
Finance Division – sterling	72	–	–	72	–	–
European Home Shopping – euro	129	–	–	129	–	–
South African Retailing – rand	–	23	–	23	23	2
Other	19	1	18	38	–	–
Total	220	24	18	262		

The floating rate assets earn interest at rates generally determined by local regulation and market conditions.

The interest rate risk profile of the Group's financial liabilities by currency, after taking account of interest rate and currency swaps, is as follows:

	Floating rate financial liabilities	Fixed rate financial liabilities	Financial liabilities on which no interest is paid	Total	Fixed rate liabilities	
					Weighted average interest rate	Weighted average period for which rate is fixed
	£m	£m	£m	£m	%	years
At 31 March 2003						
Sterling	360	638	37	1,035	5	8
US Dollar	979	1	34	1,014	–	–
Rand	82	2	–	84	–	–
Euro	30	347	26	403	5	1
Other	–	–	10	10	–	–
Total	**1,451**	**988**	**107**	**2,546**		
At 31 March 2002						
Sterling	12	178	21	211	5	4
US Dollar	999	8	8	1,015	–	–
Rand	6	1	–	7	–	–
Euro	29	307	27	363	5	2
Other	–	–	3	3	–	–
Total	1,046	494	59	1,599		

The floating rate liabilities accrue interest at rates generally determined by local regulation and market conditions.

(e) Maturity of financial liabilities

The maturity profile of the Group's financial liabilities, including finance lease obligations, is as follows:

	2003 £m	2002 £m
In one year or less	**755**	734
In one to two years	**408**	31
In two to five years	**667**	323
In more than five years	**716**	511
	2,546	1,599

33. Financial instruments continued

(f) Hedging

Derivative financial instruments are accounted for using hedge accounting to the extent that they are held to hedge a financial asset or liability.

At 31 March 2003 and 31 March 2002, the Group had no material deferred foreign currency gains. An analysis of unrecognised gains and losses on hedging is shown below:

Year ended 31 March 2003	Unrecognised gains £m	Unrecognised losses £m	Total unrecognised gains/(losses) £m
On hedges at 1 April 2002	20	–	20
Arising before 1 April 2002 and recognised during the year ended 31 March 2003	(3)	–	(3)
Arising during the year and not included in current year income	21	(2)	19
At 31 March 2003	**38**	**(2)**	**36**
Expected to be recognised in 2004	6	(2)	4
Expected to be recognised thereafter	32	–	32
Year ended 31 March 2002			
On hedges at 1 April 2001	30	–	30
Arising before 1 April 2001 and recognised during the year ended 31 March 2002	(14)	–	(14)
Arising during the year and not included in current year income	4	–	4
At 31 March 2002	**20**	**–**	**20**
Expected to be recognised in 2003	3	–	3
Expected to be recognised thereafter	17	–	17

34. Employees

	2003			2002 (Restated) (Note 1)		
	Full time	**Part time**	**Full time equivalent**	Full time	Part time	Full time equivalent
The average number of employees of the Group during the year was:						
Experian						
Experian North America	**5,653**	**15**	**5,667**	5,927	5	5,930
Experian International	**6,461**	**978**	**6,902**	5,993	820	6,431
	12,114	**993**	**12,569**	11,920	825	12,361
Argos Retail Group						
Argos	**8,516**	**18,869**	**15,703**	8,262	17,980	14,560
Homebase	**1,018**	**2,005**	**1,804**	–	–	–
Home Shopping – UK & Ireland	**12,044**	**7,140**	**17,592**	12,831	7,043	17,891
Financial Services	**65**	**5**	**68**	50	5	54
Home Shopping – Continental Europe	**842**	**815**	**1,293**	824	736	1,224
	22,485	**28,834**	**36,460**	21,967	25,764	33,729
Burberry	**3,459**	**386**	**3,646**	2,967	223	3,077
South African Retailing	**5,513**	**486**	**5,674**	5,561	750	5,811
Other	**179**	**1**	**179**	233	1	233
	43,750	**30,700**	**58,528**	42,648	27,563	55,211

The employee numbers for Homebase cover the period from its acquisition on 20 December 2002 on a pro rata basis. At its balance sheet date there were 5,926 full time employees and 10,941 part time employees.

The aggregate payroll costs for the Group were as follows:	**2003 £m**	2002 £m
Wages and salaries	**1,106**	1,027
Social security costs	**132**	120
Other pension costs	**57**	44
	1,295	1,191

Details of the remuneration, shareholdings and share options of the directors are included in the Report on Directors' Remuneration and Related Matters on pages 41 to 50.

Notes to the financial statements

for the year ended 31 March 2003

35. Share options and awards

(a) Options and awards in respect of the Ordinary shares of the Company

(i) Awards under The GUS plc Performance Share Plan and The GUS plc Executive Long Term Incentive Plans

During the year ended 31 March 2003, awards were made under these plans in respect of 641,288 (2002 568,620) Ordinary shares in the Company. At 31 March 2003 awards in respect of 2,240,617 (2002 1,679,946) Ordinary shares remained outstanding and, as indicated in Note 16, shares have been purchased by The GUS plc ESOP Trust to meet obligations under these plans. These awards include those granted to directors, further details of which are contained in the Report on Directors' Remuneration and Related Matters on pages 41 to 50.

During the year ended 31 March 2002, 67,558 Ordinary shares were transferred from the Trust to beneficiaries of The GUS plc Executive Long Term Incentive Plans. No shares were transferred during the year ended 31 March 2003.

(ii) Awards under The GUS plc Co-Investment Plan

During the year ended 31 March 2003, awards were made under this plan in respect of 1,075,793 (2002 nil) Ordinary shares in the Company. At 31 March 2003 awards in respect of 1,075,793 (2002 nil) Ordinary shares remained outstanding and, as indicated in Note 16, shares have been purchased by The GUS plc ESOP Trust No. 3 to meet obligations under this plan. These awards include those granted to directors, further details of which are contained in the Report on Directors' Remuneration and Related Matters on pages 41 to 50.

(iii) Options under the 1998 Approved and Non-Approved Executive Share Option Schemes

Unexercised options granted under these schemes in respect of Ordinary shares in the Company are as follows:

Number of shares 2003	Number of shares 2002	Exercise price	Period of exercise
82,814	136,674	580.2p	From 09.12.2001 to 08.12.2008
73,165	132,349	690.2p	From 23.06.2002 to 22.06.2009
3,279,678	3,688,374	375.7p	From 07.04.2003 to 06.04.2010
81,737	81,737	428.2p	From 07.08.2003 to 06.08.2010
102,848	192,674	526.0p	From 06.12.2003 to 05.12.2010
5,481,264	5,838,017	612.7p	From 11.06.2004 to 10.06.2011
398,638	398,638	635.0p	From 17.12.2004 to 16.12.2011
4,092,505	–	653.0p	From 06.06.2005 to 05.06.2012
1,449,917	–	554.0p	From 23.12.2005 to 22.12.2012
15,042,566	10,468,463		

These options include those granted to directors of the Company, further details of which are contained in the Report on Directors' Remuneration and Related Matters on pages 41 to 50.

During the year ended 31 March 2003, 478,676 (2002 379,839) Ordinary shares were issued following the exercise of such share options.

(iv) Options under the US Stock Option Plan

Unexercised options granted under this scheme in respect of Ordinary shares in the Company are as follows:

Number of shares 2003	Number of shares 2002	Exercise price	Period of exercise
1,928,134	2,256,409	381.3p	From 14.06.2001 to 13.06.2006
21,085	32,472	526.0p	From 06.12.2001 to 05.12.2006
2,240,119	2,600,011	612.7p	From 11.06.2002 to 10.06.2007
2,276,289	–	653.0p	From 06.06.2003 to 05.06.2008
105,743	–	554.0p	From 23.12.2003 to 22.12.2008
6,571,370	4,888,892		

These options include those granted to a director of the Company, further details of which are contained in the Report on Directors' Remuneration and Related Matters on pages 41 to 50.

All such options are to be satisfied by the transfer of already issued Ordinary shares and shares have been purchased for this purpose by The GUS plc ESOP Trust No. 2 (see Note 16). During the year ended 31 March 2003, 185,429 (2002 112,936) Ordinary shares were transferred from the Trust to beneficiaries on the exercise of options.

(v) Options under The GUS plc Savings Related Share Option Scheme, The GUS plc Savings Related Share Option Scheme (Ireland) and The GUS plc International Savings Related Share Option Scheme

Unexercised options granted under these schemes in respect of Ordinary shares in the Company are as follows:

Number of shares 2003	Number of shares 2002	Exercise price	Period of exercise
4,401,915	5,160,970	384.0p	From 01.05.2004 to 31.10.2004
4,381,845	5,073,644	384.0p	From 01.05.2006 to 31.10.2006
1,717,140	–	523.0p	From 01.09.2005 to 28.02.2006
1,343,361	–	523.0p	From 01.09.2007 to 29.02.2008
11,844,261	10,234,614		

These options include those granted to directors of the Company, further details of which are contained in the Report on Directors' Remuneration and Related Matters on pages 41 to 50.

During the year ended 31 March 2003, 182,173 (2002 23,753) Ordinary shares were issued following the exercise of such share options.

(vi) Other share schemes

At 31 March 2003, £240,000 (2002 nil) was held in savings based share schemes in France and the United States which gives a right to acquire 58,409 Ordinary shares in the Company.

(b) Options and awards in respect of ordinary shares of Burberry Group plc

(i) The Burberry Senior Executive Restricted Share Plan (the "RSP")

On 11 July 2002 awards in respect of 8,100,198 ordinary shares were made to directors and senior management of Burberry Group plc under the RSP.

At 31 March 2003 awards in respect of 8,055,198 ordinary shares remained outstanding and shares have been purchased by the Burberry Employee Share Ownership Trusts ("ESOT's") to cover the Employer's National Insurance liability (or overseas equivalent) arising on this plan. The cost of the RSP shares (including the shares acquired to cover Employer's National Insurance liability thereon) has been provided for as an exceptional item in the year ended 31 March 2003. No shares were issued during the year in respect of the RSP.

Participants' awards were made in the form of options with an exercise price of nil. The unexercised awards granted under this scheme in respect of ordinary shares of Burberry Group plc are as follows:

Number of shares 2003	Exercise price	Period of exercise
4,027,600	nil	From 11.07.2005 to 11.07.2012
2,013,799	nil	From 11.07.2006 to 11.07.2012
2,013,799	nil	From 11.07.2007 to 11.07.2012
8,055,198		

(ii) The Burberry Senior Executive IPO Share Option Scheme ("the IPO Option Scheme")

On 11 July 2002 awards in respect of 5,955,198 ordinary shares were made to directors and senior management of Burberry Group plc under the IPO Option Scheme.

At 31 March 2003 awards in respect of 5,830,198 ordinary shares remained outstanding and shares have been purchased by the Burberry ESOT's to hedge the Employer's National Insurance liability that may arise in respect of this scheme. No shares were issued during the year in respect of the share options granted.

Participants' awards were made in the form of options with an exercise price equal to the price at IPO of 230 pence per share. The unexercised awards granted under this scheme in respect of ordinary shares of Burberry Group plc are as follows:

Number of shares 2003	Exercise price	Period of exercise
1,943,399	230.0p	From 11.07.2003 to 11.07.2012
1,943,399	230.0p	From 11.07.2004 to 11.07.2012
1,943,400	230.0p	From 11.07.2005 to 11.07.2012
5,830,198		

35. Share options and awards continued

(iii) All Employee Share Plan

On flotation, all Burberry employees were offered shares in Burberry Group plc under the All Employee Share offer. A total of 413,700 shares with a value of £1m were awarded to employees, and the options over the awards have an exercise price of nil.

At IPO, Burberry Group plc purchased 421,450 shares at an aggregate cost of £1m in respect of these awards and the Employer's National Insurance liability (or overseas equivalent) arising thereon. These shares are held in two trusts, The Burberry Group Share Incentive Plan and the Burberry Group plc ESOP Trust. The shares must be held in trust for between three and five years. The cost of these shares has been written off as an exceptional item in the year ended 31 March 2003.

At 31 March 2003 there were awards granted and remaining outstanding under this scheme in respect of 400,300 ordinary shares in Burberry Group plc and these can be exercised from July 2005.

36. Pensions and other post-retirement benefits

The Group operates pension plans in a number of countries around the world and provides post-retirement healthcare insurance benefits to certain former employees.

Pension arrangements for UK employees are operated principally through two defined benefit schemes (the GUS Scheme and the Argos Scheme) and the GUS Defined Contribution Scheme. In other countries, benefits are determined in accordance with local practice and regulations and funding is provided accordingly. There are defined benefit arrangements in place in the United States of America, South Africa and The Netherlands with schemes in other countries being either defined contribution or state sponsored schemes.

(a) Pension costs

Pension costs are determined in accordance with SSAP 24 with supplementary disclosures in accordance with the transitional arrangements of FRS 17.

The total pension cost for the Group was £57m (2002 £44m) of which £14m (2002 £10m) related to overseas plans. Accrued pension costs in respect of the defined benefit schemes and other pension liabilities amounted to £47m (2002 £58m) and are included in Provisions for liabilities and charges (Note 24). Accrued pension costs include £30m (2002 £26m) in respect of unfunded liabilities.

The GUS Defined Benefit Scheme

The Scheme has rules which specify the benefits to be paid and is financed accordingly with assets being held in independently administered funds. A full actuarial valuation of the Scheme is carried out every three years with interim reviews in the intervening years.

The latest full actuarial valuation of the Scheme was carried out as at 31 March 2001 by independent, qualified actuaries, Mercer Human Resource Consulting Limited, using the projected unit method.

The principal actuarial assumptions used for SSAP 24 purposes were as follows:

Valuation rate of interest	6.0% per annum
Rate of future earnings growth	4.3% per annum
Pension increases	2.5% per annum

At the valuation date, the market value of the Scheme's assets was £327m. On the above assumptions, this represented 100% of the value of benefits that had accrued to members. Since that date the Company has made special contributions to the Scheme of £18m, of which £10m has been made in the year under review.

The Argos Defined Benefit Scheme

The Scheme has rules which specify the benefits to be paid and is financed accordingly with assets being held in independently administered funds. A full actuarial valuation of the Scheme is carried out every three years with interim reviews in the intervening years.

The latest full actuarial valuation of the Scheme was carried out as at 5 April 2001 by independent, qualified actuaries, Watson Wyatt LLP, using the projected unit method.

The principal actuarial assumptions used for SSAP 24 purposes were as follows:

Valuation rate of interest	6.0% per annum
Rate of future earnings growth	4.3% per annum
Pension increases	2.5% per annum

At the valuation date, the market value of the Scheme's assets was £217m. This represented 98% of the benefits that had accrued to members. Since that date, and during the year under review, Argos Limited has made a special contribution to the Scheme of £10m.

The GUS Defined Contribution Scheme

The Scheme was introduced during the year ended 31 March 1999 with the aim of providing pension benefits to those Group employees in the United Kingdom who had been ineligible for pension scheme membership. The assets of the Scheme are held separately from those of the Company in an independently administered fund. The pension cost represents contributions payable by the Company to the fund and amounted to £8m (2002 £8m). Contributions totalling £1m (2002 £1m) were payable to the fund at 31 March 2003 and are included in creditors.

(b) Post-retirement healthcare costs

The Group operates schemes which provide post-retirement healthcare benefits to certain retired employees and their dependant relatives. The principal scheme relates to former employees in the UK and, under this scheme, the Group has undertaken to meet the cost of post-retirement healthcare insurance for all eligible former employees and their dependants who retired prior to 1 April 1994.

The last full actuarial valuation of the accrued liability in respect of these benefits was carried out as at 31 March 2002 by independent, qualified actuaries, Mercer Human Resource Consulting Limited, using the projected unit method. The assumption which has the most significant impact on the actuarial valuation is that medical cost inflation will be 6.5% per annum for three years reducing to 4.3% per annum for the longer term. A provision at 31 March 2003 of £12m (2002 £12m) is included in Provisions for liabilities and charges (Note 24).

Premiums paid in the year were £1m (2002 £1m) and the total cost for the Group was £1m (2002 £1m).

(c) Disclosures made in accordance with FRS 17

Under the transitional arrangements of FRS 17, the Group continues to account for pension costs in accordance with SSAP 24 but a number of additional disclosures are required including information in relation to overseas schemes.

During the year ended 31 March 2003, contributions to the Group's defined benefit schemes amounted to £48m.

The last full valuations of the schemes, which used the projected unit method of valuation, were carried out as follows:

The GUS Defined Benefit Scheme	–	31 March 2001
The Argos Defined Benefit Scheme	–	5 April 2001
The Lewis Stores Group Pension Fund	–	1 January 2000
The Lewis Stores Retirement Fund	–	1 January 2000
The Experian Pension Plan (USA)	–	31 March 2002
The Experian Information Solutions Inc Supplemental Benefit Plan (USA)	–	31 March 2002
The Wehkamp Retirement Plan (Netherlands)	–	31 December 2001

The principal assumptions used in these valuations for FRS 17 purposes were as follows:

UK Schemes

	GUS 2003 %	**Argos 2003 %**	GUS 2002 %	Argos 2002 %
Rate of inflation	**2.5**	**2.5**	2.5	2.5
Rate of salary increases	**4.3**	**4.3**	4.3	4.3
Rate of increase for pensions in payment and deferred pensions	**2.5**	**2.5**	2.5	2.5
Discount rate	**5.5**	**5.5**	6.0	6.0

Overseas Schemes

	USA 2003 %	**South Africa 2003 %**	**Netherlands 2003 %**	USA 2002 %	South Africa 2002 %	Netherlands 2002 %
Rate of inflation	**2.0**	**7.0**	**2.5**	2.0	8.0	2.0
Rate of salary increases	**4.0**	**8.0**	**4.0**	4.0	12.5	4.0
Rate of increase for pensions in payment and deferred pensions	**–**	**5.0**	**2.5**	–	5.0	1.0
Discount rate	**6.5**	**10.0**	**5.3**	6.5	15.0	6.0

36. Pensions and other post-retirement benefits continued

Scheme assets and expected rates of return

The assets of the Group's defined benefit schemes and the expected rates of return are summarised as follows:

	UK		**Overseas**		UK		Overseas	
	Fair value 2003 £m	**Expected long-term rate of return 2003 %pa**	**Fair value 2003 £m**	**Expected long-term rate of return 2003 %pa**	Fair value 2002 £m	Expected long-term rate of return 2002 %pa	Fair value 2002 £m	Expected long-term rate of return 2002 %pa
Market value of schemes' assets:								
Equities	**318**	**8.5**	**49**	**8.5**	406	8.0	54	9.8
Fixed interest securities	**120**	**5.0**	**46**	**5.0**	132	5.0	48	5.4
Property	**–**	**–**	**–**	**–**	–	–	1	18.0
Other	**33**	**4.0**	**11**	**4.0**	16	5.0	10	8.3
	471	**7.3**	**106**	**6.5**	554	7.2	113	7.9

The following amounts were measured in accordance with the requirements of FRS 17:

	UK		Overseas	
	2003 £m	2002 £m	**2003 £m**	2002 £m
Market value of schemes' assets	**471**	554	**106**	113
Present value of schemes' liabilities	**(710)**	(599)	**(127)**	(111)
(Deficit)/surplus in the schemes	**(239)**	(45)	**(21)**	2
Liability for post-retirement healthcare and unfunded pension arrangements	**(41)**	(45)	**(6)**	(5)
	(280)	(90)	**(27)**	(3)
Related deferred tax assets	**84**	27	**8**	1
Net pension liability	**(196)**	(63)	**(19)**	(2)

Movement in (deficit)/surplus during the year:

	UK		Overseas	
	£m	£m	£m	£m
(Deficit)/surplus at 1 April 2002		(45)		2
Movement:				
Current service cost	(32)		(4)	
Contributions	47		1	
Other finance income	5		–	
Actuarial loss	(214)	(194)	(20)	(23)
Deficit at 31 March 2003		**(239)**		**(21)**

Disclosure of the effect of the adoption of FRS 17 on the financial statements:

As indicated above, the Group continues to account for pension costs in accordance with SSAP 24 but, in accordance with the transitional requirements of FRS 17, disclosure is required of the amounts that would have been recognised under FRS 17. The disclosures are as follows:

(i) Profit and loss account
If FRS 17 had been adopted in full in the financial statements, the amounts charged in the profit and loss account would have comprised:

	UK 2003 £m	**Overseas 2003 £m**
Amount charged to operating profit in respect of defined benefit schemes:		
Current service cost	**(32)**	**(4)**
Amount credited/(charged) to net interest:		
Expected return on schemes' assets	**40**	**8**
Interest on schemes' liabilities	**(35)**	**(8)**
Amount credited as Other finance income	**5**	**–**

36. Pensions and other post-retirement benefits continued

(ii) Statement of total recognised gains and losses

If FRS 17 had been adopted in full in the financial statements, the amount recognised in the statement of total recognised gains and losses would have comprised:

	UK 2003 £m	Overseas 2003 £m
Actual return less expected return on schemes' assets (see Note (iv))	**(156)**	**(21)**
Experience gains and losses arising on the schemes' liabilities (see Note (iv))	**11**	**15**
Changes in the assumptions underlying the present value of the schemes' liabilities	**(69)**	**(14)**
Actuarial loss recognised in the statement of total recognised gains and losses	**(214)**	**(20)**

(iii) Balance sheet

Of the net pension liability, £40m (2002 £48m) (net of deferred tax) has been recognised in the financial statements under SSAP 24. If FRS 17 had been adopted in full in the financial statements, the Group's net assets and profit and loss account reserve would have been as follows:

	2003 £m	2003 £m	2002 £m	2002 £m
Net assets per balance sheet		**2,640**		2,423
Elimination of liabilities under SSAP 24	**40**		48	
Net pension liability under FRS 17	**(215)**	**(175)**	(65)	(17)
Net assets including net pension liability		**2,465**		2,406
Profit and loss account reserve per balance sheet		**2,154**		2,041
Elimination of liabilities under SSAP 24	**40**		48	
Net pension liability under FRS 17	**(215)**	**(175)**	(65)	(17)
Profit and loss account reserve including net pension liability		**1,979**		2,024

(iv) Experience gains and losses	UK 2003	Overseas 2003
Difference between the actual and expected return on schemes' assets:		
Amount (£m)	**(156)**	**(21)**
Percentage of schemes' assets	**33.2%**	**19.8%**
Experience gains and losses on schemes' liabilities:		
Amount (£m)	**11**	**15**
Percentage of the present value of schemes' liabilities	**1.6%**	**11.9%**
Total amount recognised in the statement of total recognised gains and losses:		
Amount (£m)	**(214)**	**(20)**
Percentage of the present value of schemes' liabilities	**30.1%**	**16.1%**

Five year summary

Earnings and dividends	1999	2000	2001	2002	**2003**
Earnings per share	32.1p	27.4p	20.3p	25.7p	**25.1p**
Basic earnings per share before amortisation of goodwill and exceptional items	38.8p	34.5p	37.2p	41.7p	**47.8p**
Dividend per share	20.6p	20.6p	21.0p	21.7p	**23.3p**
Dividend cover	1.88	1.67	1.77	1.92	**2.05**
Interest cover	11.6	8.0	7.6	9.3	**12.0**

Profit by division	£m	£m	£m	£m	**£m**
Experian					
Experian North America	149	145	156	155	**171**
Experian International	45	56	61	69	**85**
	194	201	217	224	**256**
Argos Retail Group					
Argos	117	137	161	204	**238**
Homebase	–	–	–	–	**2**
Home Shopping – UK & Ireland	106	15	30	34	**15**
Financial Services	–	14	4	(5)	**5**
Home Shopping – Continental Europe	30	25	22	22	**25**
	253	191	217	255	**285**
Burberry	11	22	69	90	**117**
Other	105	98	58	49	**42**
	563	512	561	618	**700**
Interest expense	(49)	(64)	(74)	(67)	**(58)**
Profit before amortisation of goodwill, exceptional items and taxation	514	448	487	552	**642**
Amortisation of goodwill	(73)	(79)	(92)	(99)	**(143)**
Exceptional items	9	11	(85)	(72)	**(90)**
Profit before taxation	450	380	310	380	**409**
Tax on profit on ordinary activities	(118)	(105)	(106)	(122)	**(141)**
Profit after taxation	332	275	204	258	**268**
Equity minority interests	–	–	–	(1)	**(17)**
Profit for the year	332	275	204	257	**251**

Balance sheet	£m	£m	£m	£m	**£m**
Goodwill	1,504	1,438	1,516	1,422	**2,436**
Other fixed assets	1,212	1,238	1,213	1,349	**1,559**
Trading assets	1,947	1,994	1,627	1,394	**1,017**
Net borrowings (including non-recourse borrowings)	(2,070)	(1,931)	(1,712)	(1,485)	**(2,086)**
Dividends and taxation	(196)	(273)	(221)	(257)	**(286)**
Net assets	2,397	2,466	2,423	2,423	**2,640**

Principal subsidiary undertakings and joint venture

as at 31 March 2003

Incorporated in Great Britain

Experian
Experian Limited

Argos Retail Group
Argos
Argos Limited

Homebase
Homebase Limited

Home Shopping
ARG Equation Limited
Kay & Co. Limited
Morses Limited
Reality Group Limited
White Arrow Express Limited

Financial Services
All Counties Insurance Company Limited
Whiteaway Laidlaw Bank Limited
ARG Card Services Limited
ARG Personal Loans Limited

Burberry
Burberry Group plc
Burberry Limited
The Scotch House Limited
Woodrow-Universal Limited

Finance Division
General Guarantee Finance Limited

Property Joint Venture
BL Universal PLC (50%)*

Incorporated Overseas

Experian
EUROPE
Experian France S.A.
CreditInform AS (Norway)
Nordic Info Group A/S (Denmark)
NIG A/S (Denmark)

UNITED STATES OF AMERICA
ConsumerInfo.com
Experian Information Solutions Inc.
Experian Services Corporation
Experian Marketing Solutions Inc.

Home Shopping
THE NETHERLANDS
Wehkamp B.V.

REPUBLIC OF IRELAND
GUS Ireland Limited

SWEDEN
Halens Postorder A.B.

Burberry
ASIA PACIFIC
Burberry – Australia
– Hong Kong
– Korea
– Singapore

EUROPE
Burberry – France
– Germany
– Italy
– Spain
– Switzerland

UNITED STATES OF AMERICA
Burberry USA

South African Retailing
SOUTH AFRICA
Lewis Stores (Pty) Limited

Following the Initial Public Offering of 23% of the ordinary share capital of Burberry Group plc in July 2002, GUS has a 77% interest in Burberry Group plc and its subsidiary undertakings, all of which operate in the country in which they are incorporated. All other principal subsidiary undertakings are wholly owned and also operate principally in the country in which they are incorporated. Non-operating intermediate holding companies are excluded from the above.

Details of interests in associated undertakings are given within Note 16 on page 70.

* Held directly by GUS plc.

Shareholder information

Ordinary shareholders

There were 51,467 holders of Ordinary shares at 31 March 2003 and their holdings can be analysed as follows:

	Number of shareholders	Percentage of total number of shareholders	Number of Ordinary shares '000s	Percentage of Ordinary shares
Over 1,000,000	173	0.3	697,550	69.3
100,001 – 1,000,000	565	1.1	179,781	17.8
10,001 – 100,000	1,831	3.6	54,321	5.4
5,001 – 10,000	2,402	4.7	16,833	1.7
2,001 – 5,000	8,873	17.2	27,609	2.7
1 – 2,000	37,623	73.1	31,039	3.1
	51,467	100.0	1,007,133	100.0

Shareholders are further analysed as follows:

	Number of shareholders	Percentage of total number of shareholders	Number of Ordinary shares '000s	Percentage of Ordinary shares
Corporates	12,317	23.9	931,042	92.4
Individuals	39,150	76.1	76,091	7.6
	51,467	100.0	1,007,133	100.0

Registrar

Enquiries concerning holdings of the Company's shares and notification of the holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA Telephone: 0870 600 3987. In addition, Lloyds TSB Registrars offer a range of shareholder information on line at www.shareview.co.uk. A text phone facility for those with hearing difficulties is available by telephoning 0870 600 3950.

Share price information

The latest GUS plc share price is available on Ceefax and also on the Financial Times Cityline Service, Telephone: 0906 843 2740 (calls charged at 60p per minute).

Internet

A full range of investor relations information on GUS plc, including London Stock Exchange Announcements, latest share price, dividend history and downloadable registrar forms is available at www.gusplc.com. A webcast of the results presentation given to analysts and fund managers by John Peace (Group Chief Executive), David Tyler (Group Finance Director), Terry Duddy (Chief Executive, Argos Retail Group) and Craig Smith (Chairman of Experian), together with the slides accompanying that presentation, can be found on the website.

Dividend Reinvestment Plan

The GUS Dividend Reinvestment Plan ("DRIP") enables shareholders to use their cash dividends to purchase GUS plc shares. Shareholders who wish to participate in the DRIP for the first time, in respect of the final dividend to be paid on 8 August 2003, should return a completed and signed DRIP mandate form to be received by the Registrars, by no later than 18 July 2003. For further details please contact Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA or telephone on 0870 241 3018.

Share dealing facility

Existing or potential investors can buy or sell GUS Ordinary shares using a postal dealing service provided by Cazenove & Co., whose contact details are:

Cazenove & Co.
20 Moorgate
London EC2R 6DA
Telephone: 020 7606 1768

Financial calendar

Annual General Meeting and first quarter trading update	23 July 2003
Final dividend record date	11 July 2003
Final dividend to be paid	8 August 2003
First half trading update	15 October 2003
Interim results announcement	20 November 2003
Third quarter trading update	14 January 2004
Second half trading update	April 2004
Preliminary announcement of annual results	25 May 2004

Registered office

GUS plc
Universal House
Devonshire Street
Manchester M60 1XA
Telephone: 44 (0)161 273 8282 Fax: 44 (0)161 277 4056

Design and production by Accrue*

The paper used for this report uses ECF (Elemental Chlorine Free) pulps supplied by manufacturers with environment-friendly and sustainable reforestation policies. The report has been printed using soya-based inks and the printing process conforms to ISO 14001.



GUS (Corporate Office)
One Stanhope Gate
London W1K 1AF
United Kingdom
T +44 (0)20 7495 0070
F +44 (0)20 7495 1567
www.gusplc.com

GUS (Registered Office)
Universal House
Devonshire Street
Manchester M60 1XA
United Kingdom
T +44 (0)161 273 8282
F +44 (0)161 277 4056

Experian North America
475 Anton Boulevard
Costa Mesa CA 92626
United States
T +1 714 830 7600
F +1 714 830 2575
www.experian.com

Experian International
Talbot House
Talbot Street
Nottingham NG1 5HF
United Kingdom
T +44 (0)115 941 0888
F +44 (0)115 934 4905
www.experian.com

Argos Retail Group
489-499 Avebury Boulevard
Saxon Gate West
Central Milton Keynes MK9 2NW
United Kingdom
T +44 (0)1908 690333
F +44 (0)1908 692301

Burberry
18-22 Haymarket
London SW1Y 4DQ
United Kingdom
T +44 (0)20 7968 0000
www.burberry.com



HOMEBASE
BURBERRY

Wehkamp

Annual Review and Summary Financial Statement 2003

GUS

Delivering through leadership


39%
20%
4%
37%

Profit by Division
Year ended March 2000

- Experian
- Argos Retail Group
- Burberry
- Other


8%
33%
44%

Proforma profit by Division*
Year ended March 2003

- Experian
- Argos Retail Group
- Burberry
- Other

*Including a full year of Homebase and excluding Home Shopping and Reality


22
70
90
117
00
01
02
03

Burberry operating profit
£ million


105
68
66
62
00
01
02
03

Other businesses operating profit
£ million

Burberry

A leading international luxury goods business.

Burberry designs and markets a comprehensive range of clothing and accessories, which appeal to style-conscious consumers around the world.

Burberry products are sold through 132 directly-operated stores, concessions and outlets, and through partnerships with key retailers in the world's leading economies.

The company employs 3,600 people around the world.

Burberry's principal strengths are its:

- unique history and positioning
- international recognition and broad appeal
- diversified distribution channels
- multiple product and geographic growth opportunities

Other businesses

Other GUS businesses include principally South African Retailing, a leading retailer operating out of stores throughout Southern Africa.

- 398 Lewis stores offering a wide range of domestic furniture and appliances
- 45 Best Electric stores offering specialist electronic goods and appliances

The company employs 6,000 people.

Group overview

GUS is a retail and business services group. We provide information and customer relationship management services through Experian, general merchandise retailing through Argos Retail Group and luxury goods through a majority shareholding in Burberry Group plc.

We continue to reposition the Group around these major businesses.

April 2002: acquisition of ConsumerInfo.com
July 2002: partial flotation of Burberry
December 2002: acquisition of Homebase
January 2003: acquisition of Nordic Info Group
March 2003: acquisition of outstanding stakes in Scorex
May 2003: disposal of Home Shopping and Reality
May 2003: planned partial flotation of South African Retailing during calendar 2004


201
217
224
256
00
01
02
03

Experian operating profit
£ million


192
217
255
285
00
01
02
03

ARG operating profit
£ million

Experian

A leading global business solutions company.

Experian helps organisations to target, acquire and manage new customers and develop successful customer relationships.

The company does this by leveraging its:

- specialist strategic knowledge
- skills in managing client processes
- ability to develop analytical solutions
- ownership of core data assets

Experian has become a strategic partner for more than 40,000 clients across diverse industries, including financial services, telecommunications, healthcare, insurance, retailing, automotive, manufacturing, leisure, utilities, property, e-commerce and government.

The company employs 13,100 people, supporting clients in more than 60 countries. Experian's headquarters are in Costa Mesa, California and Nottingham, UK.

Argos Retail Group

The UK's leading general merchandise retailing group.

Argos Retail Group (ARG) is focused on providing customers with choice, value and convenience.

The company operates market-leading brands:

- Argos for general merchandise
- Homebase for DIY and home furnishings
- Wehkamp, the leading home shopping catalogue in the Netherlands
- A range of financial services, including the Argos store card

The combination of stores, catalogues, websites and home delivery options enables customers to choose the shopping experience that suits their particular lifestyle.

ARG's competitive advantages lie in its:

- purchasing scale
- multiple brands
- multiple channels

The company employs 45,700 people in the UK and Holland.

GUS is delivering long-term shareholder value by focusing on businesses with above average growth potential and by establishing leadership positions in our chosen markets.

Contents

In December 2002, GUS acquired Homebase, the UK's second largest brand in the do-it-yourself market.



Financial highlights

- Delivering growth in sales and profits across the Group
- 16% increase in profit before amortisation of goodwill, exceptional items and taxation to £642m (2002: £552m)
- Profit before tax increased to £409m (2002: £380m)
- 15% increase in basic earnings per share before amortisation of goodwill and exceptional items to 47.8p (2002: 41.7p)
- Basic earnings per share 25.1p (2002: 25.7p)
- 7% increase in full year dividend to 23.3p (2002: 21.7p)



5,658
6,041
6,457
7,146
00
01
02
03

Group sales
£ million

448 487 552 642
00 01 02 03

Underlying profit before tax
£ million



272
481
478
618
00
01
02
03

Free cash flow
£ million



34.5
37.2
41.7
47.8
00
01
02
03

Adjusted basic earnings per share
pence



20.6
21.0
21.7
23.3
00
01
02
03

Dividend per share
pence

for the years ended 31 March	2003	2002	Change
Group sales	£7.1bn	£6.5bn	up 11%
Underlying group profit before tax[1]	£642m	£552m	up 16%
Adjusted earnings per share[1]	47.8p	41.7p	up 15%
Dividend per share	23.3p	21.7p	up 7%

[1]Before amortisation of goodwill and exceptional items



1 April 2000
30 May 2003
100%
75%
50%
25%
0%
-25%
-50%
-75%
800p
700p
600p
500p
400p
300p
200p
100p

GUS share price performance

- GUS share price
- FTSE General Retailers sector
- FTSE 100

Chairman's statement: GUS has had another successful year, with profits up 16% to £642m.

This is the third consecutive year of growth and reflects the strength of the Group's main businesses, each of which has reported increased sales and profits. Earnings per share rose by 15% to 47.8p and cash flow was strong.

Our continued progress has been achieved in the face of challenging conditions in many of our major markets. This progress has been greatly to the credit of GUS people at all levels and I would like to thank them for their tremendous endeavour.

The Board has declared a final dividend of 16.4p, making 23.3p for the year (2002: 21.7p).

Group strategy

GUS is committed to the growth and development of three major businesses: Experian, Argos Retail Group (ARG) and Burberry. Each of these businesses is already – or has the potential to be – the leader in its chosen sectors. Furthermore, the markets in which they operate have significant growth characteristics.

Our aim is to grow the value of these businesses for the benefit of shareholders. GUS acts as strategic architect in ensuring that each business has clear plans, high quality management and a strong capital resource. ARG, Experian and Burberry are each pursuing exciting strategies, with considerable scope for development over the next few years.

During the last year we have continued to reshape the GUS portfolio around these major businesses. The most notable changes have been the acquisition of Homebase, a leading retailer in the growing DIY and home furnishings market; the disposal of our Home Shopping and Reality businesses; and the partial flotation of Burberry. Experian has also strengthened its position in the marketplace with a new global management structure and the strategically important acquisitions of Scorex, ConsumerInfo.com, Nordic Info Group and 11 affiliate bureaux in the United States.

Our commitment to shareholders is to create long-term value at all times and the Board continues to review options in this regard. In floating Burberry, for example, we recognised that it was the right time in the growth and development of this business for part of its ownership to be held more widely. Our decision to arrange a partial IPO for our South African Retailing business is another example of how we are realising value for the benefit of shareholders.

Board change

I believe that we have a strong Board at GUS, with an excellent mix of skills and experience. Just as important is our ability to work together as a team.

In March 2003, the Board was further strengthened by the addition of Craig Smith, who had recently been appointed Chairman of Experian worldwide. Craig joined Experian in 2000 as CEO of Experian North America, where he played a key role in successfully repositioning the business. I am delighted to welcome him to the Board.

Governance

The issue of corporate governance has been a recurring theme in the world's stock markets during the year. The Board of GUS is committed to being as transparent as any business can reasonably be and is determined to fulfil shareholders' expectations on matters of disclosure.

At the same time, we recognise that the role of governance embraces a much wider remit. It is about having clear strategies, attracting the best talent, encouraging creativity and commitment, fulfilling our responsibilities to the community and maintaining the highest standards of integrity. Together, these are prerequisites for corporate success that enable us to create value for our shareholders through sustained profitable growth.

Sir Victor Blank
Chairman

27 May 2003



Sir Victor Blank
Chairman

Chief executive's review: GUS has delivered another strong financial performance. Our major businesses are positioned for long-term growth and sector leadership.

Financial summary

for the years ended 31 March	Sales 2003 £m	Sales 2002 £m	Profit before taxation 2003 £m	Profit before taxation 2002 £m
Experian	1,201	1,115	256.4	224.2
Argos Retail Group	5,234	4,703	285.1	255.2
Burberry	594	499	116.7	90.3
Other	117	140	42.3	48.9
Total	7,146	**6,457**	700.5	**618.6**
Net interest			(58.1)	(66.5)
Profit before amortisation of goodwill, exceptional items and taxation			642.4	**552.1**
Amortisation of goodwill			(142.9)	(99.4)
Exceptional items			(90.1)	(72.6)
Profit before taxation			409.4	**380.1**
EPS before amortisation of goodwill and exceptional items			47.8p	**41.7p**
Reported EPS			25.1p	**25.7p**

Continued sales and profits growth

This has been our third consecutive year of sales and profit growth. Sales in the year to March 2003 increased by 11% and profit before amortisation of goodwill, exceptional items and taxation by 16%. Experian, Argos and Burberry all reported record profits.

The year also saw strong operating cash flow, as a result of the profit growth and tight control of costs and working capital.

Increased focus

We have continued to reposition GUS around our major businesses – Experian, Argos Retail Group and Burberry.

The partial flotation of Burberry in July 2002 enabled us to establish an independent market value for this business and raised £239m for GUS. The flotation was successfully undertaken in difficult market conditions, reflecting Burberry's strong financial momentum. GUS has retained a 77.5% stake in Burberry.

Our property joint venture with British Land and our vehicle financing business continued to be wound down, releasing over £200m during the year.

Since the year-end, we have disposed of our home shopping businesses in the UK, Ireland and Sweden, together with our logistics and customer care business, Reality. These operations were sold to March U.K. Limited for approximately £590m.

We have also announced our intention, subject to market conditions, to arrange a partial IPO for our South African Retailing business during calendar year 2004. A partial IPO will enable GUS to realise some value, while enhancing the development opportunities for our South African business.

Strong investment
The release of capital during the year enabled us to make significant investments in our major businesses, including several acquisitions that will enhance their growth prospects. The largest of these was Homebase, which is the number two brand in the UK's do-it-yourself market. It has taken ARG into an important growth sector and provided the potential for substantial operational synergies.

Experian's acquisition of ConsumerInfo.com, which supplies online credit information to consumers in North America, has firmly established Experian as the leading direct-to-consumer player in its marketplace. Experian in North America has also continued to acquire its affiliated regional credit bureaux, in order to gain a greater share of the value chain for credit products. Internationally, Experian strengthened its position with the acquisition of Nordic Info Group, a leading information company in Denmark and Norway. Experian also acquired its outstanding stakes in Scorex to create a global decision solutions business.

Burberry opened or refurbished 12 new stores, including flagship stores in New York, London (Knightsbridge) and Barcelona. The company also acquired its Korean distributor and, in doing so, completed the programme to take direct control of key Asian markets outside Japan.

Growth opportunities
The major businesses of GUS now have a consistent track record of sales and profit growth. They are focused on growing markets and are well positioned in those markets. They are also attracting people of exceptional talent.

Experian is a leader in the growing international market for business solutions, offering the broadest range of information and services in its sector. ARG is the UK's leading general merchandise retailer. Burberry continues to consolidate its position as a leading luxury brand.

Over the next few pages you will read about the progress that these businesses have made during the last year, together with the strategies that are being put in place to ensure their long-term success.



John Peace
Group Chief Executive

Experian has further strengthened its position as a leading global business solutions company, providing strategic support to clients in over 60 countries.


201
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Experian operating profit
£ million

Some major clients:
ABN AMRO Bank
Abbey National
Alliance & Leicester
AOL Time Warner
Bank One
Bank of America
Barclays
BBC News Online
BMW
BNP Paribas
Capital One
Chase
Citigroup
Commerzbank
Egg
First American
Ford
HBOS/Bank of Scotland
Household
Lloyds TSB
MBNA
McDonald's
Morgan Stanley
RBS
Société Générale
Sears
Standard Life Bank

Experian

Experian helps organisations to target, acquire and manage new customers and develop successful customer relationships. Its clients operate in a diverse range of sectors, including financial services, telecommunications, healthcare, insurance, retailing, automotive and government.

Experian delivered global sales growth of 12% and profit growth of 20% last year, at constant exchange rates. This was driven by the improving underlying sales performance of Experian North America, the continuing strong progress of Experian International and the benefit of strategic acquisitions.

Throughout the year, Experian built on its leading positions in the US and UK, while extending its reach internationally. A number of key acquisitions were made to enhance Experian's global product range and to support its development within important growth markets.

Changes were also made in the global management structure to assist Experian in leveraging resources on a worldwide scale. In March 2003, Craig Smith, formerly CEO of Experian North America, became Chairman of Experian worldwide. He was succeeded by Don Robert, formerly Chief Operating Officer in North America.

John Saunders, who continued as CEO of Experian International, took on responsibility for Experian's global decision solutions business. This followed the acquisition of Experian's remaining stakes in Scorex, an international provider of credit solutions. Experian had been operating joint ventures with Scorex since 1996 and will now be able to develop an integrated product range for decision solutions, available across a wide range of markets.

Experian North America

Experian North America performed strongly during the year, despite some challenging market conditions. There were productivity gains and major new contracts throughout the business, with sales up 13% and profits up 20% in dollars.

Excluding the acquisition of ConsumerInfo.com, credit information and solutions sales increased 8%, helped by demand from clients in interest rate sensitive sectors, especially the mortgage refinancing market.

Demand for fraud protection systems was particularly strong, with clients of Experian's National Fraud Database reporting a dramatic reduction in losses after incorporating the database within their credit application processing systems. The ability to authenticate consumers over the Internet was another growth area, allowing clients such as VISA, Dell Financial Services, First American Payment Processing and Yahoo to reduce fraud and improve each customer's online experience.

Experian also embarked on a major programme to acquire its 38 affiliate credit bureaux. This will provide Experian with direct control of an important distribution channel and ensure that the clients of these affiliates have direct access to the full range of Experian products.

Demand for marketing information and solutions continued to be affected by difficult market conditions, with most clients reducing expenditure in this area. Despite this, sales were on an improving trend throughout the year and up 4% during the last six months. AOL, Citigroup and Dell were among the companies that awarded major contracts to Experian in order to enhance their ability to reach new customers.

There was particularly strong demand for Truvue, the Experian customer management solution, which enables businesses to integrate the records of different business units or databases in order to create a single view of each customer.

Direct-to-consumer sales now account for 11% of Experian sales in North America, compared to less than 1% in the previous year, following the acquisition of ConsumerInfo.com. This business provides consumers with online access to their credit reports and has been combined with Experian's own direct-to-consumer operation to create the clear leader in this growing market.

The recent acquisition of PromiseMark will enable Experian to strengthen its direct-to-consumer offer even further by providing insurance against identity theft, one of the fastest growing crimes in the US.

The FARES joint venture, which is Experian's chosen way of competing in the real estate information sector, had another good year and continued to benefit from strong activity in the mortgage refinancing market. Experian's 20% share of FARES profits was up $6m to almost $50m.

Headquarters: Experian's headquarters are in Costa Mesa, California (pictured here) and Nottingham, UK. The company employs over 13,000 people worldwide.

Fraud: Banks, building societies and financial service providers in the UK and US are increasingly turning to Experian to support them in their fight against all forms of fraud, from identity theft to money laundering.

Citigroup: Experian is working with Citi Cards, the largest provider of card products in the United States, to develop a centralised marketing database. Citi Cards is a unit of Citigroup.

Motor insurance database: A total of 25,000 enquiries are being received from the police each day as they check Experian's motor insurance database to see whether vehicles are properly insured.


experian
citi
SELECT
MasterCard

Experian continued

Experian International

Experian International, which accounts for 40% of Experian's worldwide sales, had another successful year. Sales increased by 11% and profit by 21% at constant exchange rates.

Sales of credit information and solutions grew by 15%, with particularly strong growth in business information and account processing. Experian's presence outside the UK was significantly enhanced by the acquisition of Nordic Info Group, the leading consumer and business credit information provider in Denmark and Norway. The acquisition brought the total number of information bureaux operated by Experian to 16 and provided a strong platform for the sale of a full range of integrated information and decision support solutions.


ABN·AMRO

ABN AMRO: This global banking group uses Experian's advanced decision solutions to streamline decision-making in all areas of customer management, from processing loan applications to collecting overdue accounts. Experian's recent acquisition of Scorex has created a global decision solutions business, capable of supporting clients such as ABN AMRO in many different market places.

Experian also benefited from recent investments to bring its consumer marketing and decision solutions skills to the field of business information. This resulted in a range of new products, including commercial versions of Experian's credit application processing system, Autoscore, and its geodemographic profiling system, Mosaic.

As in North America, Experian International is meeting the growing demand for credit solutions, not least in the fight against fraud. In the UK alone, 'card not present' fraud increased by over 60% during 2002, as criminals used stolen credit card details to make purchases over the telephone and Internet.

Significant progress was also made in account processing, with a number of major contracts awarded to Experian by clients expanding their operations into Europe. In the UK, Experian supported the pilot of the new Marks & Spencer joint credit and loyalty card.

Sales of marketing information and solutions grew by 14%, despite difficult market conditions. This was driven by strong growth in the automotive and insurance sectors.

Within the automotive sector, Experian continued to enhance its Car Data Check database, while developing the market for dealer management and sales reporting systems. Lexus, the luxury car manufacturer, was one of a number of automotive clients to adopt an automated online system in order to make faster and more informed marketing decisions.

Outsourcing accounted for about 30% of Experian International's sales and showed 4% growth in the year. In the UK, Experian won a major contract from NTL to supply consumer billing services. In Italy, Experian was chosen by CartaSi, the country's leading bank card, to support its customer contact operation.

In the UK, Experian enhanced its ability to provide strategic advice to clients with the acquisition of one of the leading economic consultancy groups, Business Strategies. The combination of Business Strategies' analysis and forecasting abilities with Experian's information assets will open up new areas of expertise and product development.

Argos Retail Group had another successful year as the UK's leading general merchandise retailer.

Argos Retail Group

Over the last three years, Argos Retail Group (ARG) has invested significantly in building the UK's leading general merchandise retailing group. ARG's proposition of choice, value and convenience is supported by a greatly strengthened product supply chain and multiple shopping channels – stores, catalogues, telephone and Internet. Together these provide ARG's retail brands with a powerful platform for growth.

The Argos retail chain has been transformed since its acquisition in 1998, outperforming its market for the third successive year. The acquisition of Homebase in December 2002 means that ARG now has the second largest brand in the do-it-yourself market and a strong base from which to increase its position in the growing homewares and furnishings market.

In May 2003, ARG announced the disposal of its home shopping businesses in the UK, Ireland and Sweden, together with its logistics and customer care business, Reality. As a result, ARG in the UK and Ireland is now focused on general merchandise through its Argos and Homebase businesses.

In the year under review, ARG increased sales by 11% and profits by 12%.

Argos

Argos has continued to go from strength to strength, achieving sales of over £3bn for the first time. Sales were up 12% and profit up 17%.

Thirty-three new Argos stores were opened during the year, bringing the total to 523, with plans to open a similar number this year. The store refurbishment programme also continued apace, including initiatives to improve customer service. Over 500 quick-pay kiosks were installed to enable customers to order and pay for goods without going to the till. Argos also became the first High Street retailer to take advantage of the growth in mobile phone text messaging with a 'Text & Take Home' service.



Argos advertising: The launch of the new Argos advertising campaign, starring Julia Sawalha and Richard E Grant, resulted in faster pick-up of the new Argos catalogue, increased purchase frequency and improved perceptions of the Argos brand. It also won the Marketing Campaign of the Year at the Retail Week Awards 2003.

The Argos product range was significantly expanded, with about 25% more products in the latest Spring/Summer catalogue compared to the previous edition. These were largely in the areas of bedding, furniture and textiles, where sales are set to increase as customer awareness grows. Delivery of products to home via Argos Direct increased by 33% and now accounts for 18% of all Argos sales.

Argos' achievements during the year were recognised by its peers at the Retail Week Awards, the UK retail industry awards. Argos won no less than four awards: Retail Technology, Multi-channel Retailing, Marketing and, most importantly, Retailer of the Year.


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ARG operating profit
£ million

Argos continued

Homebase
Homebase, the do-it-yourself and home furnishings retailer, was acquired in December 2002. This business operates in fast growing markets, with excellent organic growth prospects. There are also significant operational benefits to be gained from combining Homebase's supply chain and infrastructure with those of ARG.

The priority since acquisition was to prepare for peak trading in April and May. In addition, the management team was strengthened by appointments from within ARG and a number of early gains were identified, particularly within the supply chain.

The focus during the current year is to create a successful platform for growth in 2004 and beyond, while delivering on profit expectations. Key initiatives will include improving the in-store experience and increasing the sales of high value items such as furniture, bathrooms and kitchens. Further stores are also planned, together with the continued roll out of mezzanine floors, which offer an attractive return on investment.

Home Shopping UK & Ireland
The market for agency home shopping remained difficult during the year. As a result, sales in ARG's UK & Ireland home shopping businesses were 8% below the level of last year.

The rundown or sale of peripheral businesses accounted for 3% of this decline. Sales from continuing direct catalogues, principally Marshall Ward and Abound, remained strong.

Reality
Reality continued to support ARG's multi-channel operations with home delivery and customer care services. Sales to external customers were level with the previous year. The core logistics business grew sales by 7%, but this was offset by the withdrawal from and sale of peripheral activities, including packaging and fleet management.

Following the disposal of Reality in May 2003, ARG has entered into commercial agreements with it for the continuing provision of home delivery and other services.

Financial Services
Demand for the Argos store card continued to grow, with 630,000 active accounts, up from 460,000 a year ago. Outstanding balances increased from £50m to £155m, with over 7% of sales at Argos now made using the store card.

Argos personal loans, which were introduced with the Autumn/Winter catalogue, also made good progress.

Home Shopping Continental Europe
Sales in Continental Europe increased by 10% and profit by 5% at constant exchange rates. Wehkamp, which is the leading home shopping brand in Holland, accounted for 80% of these sales and benefited from improved promotional activity and strong growth in branded clothing and electronic goods.

Store openings: Homebase had 273 stores at the year-end and a further nine are planned during the current financial year.

Argos growth: Argos has continued to go from strength to strength, outperforming its market for the third successive year.

Homebase: The new mezzanine floors are enabling Homebase to showcase kitchens, bathrooms and home furnishings, while providing an attractive return on investment.

Argos store card: Over 7% of Argos sales were made using the Argos store card. There were about 630,000 active card holders by the year-end.


HOMEBASE
& Garden
new
new
for 2003


furniture
thats a good idea
colour shape looks


Argos


Argos
Brighter Shopping

Burberry continued to build on its unique positioning as the authentic British luxury brand.


117
90
70
22
00
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Burberry operating profit
£ million

Burberry

This was an eventful year for Burberry, both strategically and financially, during which it established a strong platform for future growth.

The year began with Burberry's successful IPO, which took place during some of the most difficult stock market conditions in more than a decade. It was a significant milestone in a five-year transformation of Burberry that saw a new management team undertake a series of initiatives to create a distinctive luxury brand with international recognition and broad appeal.

Burberry ended the year with an excellent set of financial results, ahead of expectations at the time of the IPO in July 2002. At constant exchange rates, sales increased by 21% and profit by 34%.

Products

Burberry products include apparel for women, men and children, together with accessories such as handbags, scarves and small leather goods.

The continuing development of high-margin accessories was a primary objective during the year. These now account for 29% of the product mix. Womenswear, which led the revitalisation of the Burberry brand, maintained its strong momentum, with sales up 20% on the previous year. This was led by strong demand for new interpretations of traditional Burberry classics such as the trench coat and by new core classics such as quilted jackets and kilt-inspired skirts. In menswear, Burberry continued to capitalise on the masculine heritage of the brand by broadening and intensifying its product range.

The Burberry Prorsum men's and women's collections were showcased on the catwalks during Milan's quarterly fashion weeks. These strategically important collections received outstanding press reviews.

Distribution

Burberry sells products in Europe, North America and Asia through its own directly operated stores and wholesale customers.

The company made further strategic progress with the acquisition of its Korean distributor, which completed Burberry's programme of taking direct control of its primary Asian markets outside Japan. The licensing arrangements in Japan, which is the most important luxury market in the world, continued to flourish with retail sales in excess of an estimated £1 billion.

In North America, which represents a key area of future growth, Burberry continued to expand its presence through increased sales in existing and new stores. The new 24,000 square foot store in New York City was one of five to be opened in North America. It also became the largest of Burberry's flagship stores to date and the most complete expression of the Burberry brand in the US market.

Within Europe, the brand's repositioning in the domestic Spanish market made encouraging progress, led by the opening of a store in Barcelona, Burberry's first in this important market.

New York: The new 24,000 square foot flagship store in New York City was opened in November 2002. It was one of 12 Burberry stores to be opened or refurbished last year.

Apparel: Burberry's apparel collections were showcased in London and Milan during the year, with significant editorial recognition from fashion and lifestyle media.

Barcelona: Burberry's repositioning in the important Spanish market progressed with the opening of a store in Barcelona.

Accessories: Burberry accessories were 29% of the sales mix, compared to 25% in the previous year as a result of continued product development.







The Group's major businesses have strong management teams, clear strategies and many further opportunities for growth.

South African Retailing: GUS is planning a partial IPO of its South African business during calendar year 2004, subject to market conditions.



Lewis

South African Retailing

Despite the tough economic environment, our South African Retailing business continued to make progress. Strong price competition and high interest rates held back sales, which were up 2% in local currency on the previous year. However, profits were up 13% in rand, as the result of an expanded financial services offer, careful control of bad debt and cost savings initiatives.

South African Retailing has a strong market position and an excellent management team. It currently operates 398 Lewis stores and 45 Best Electric stores and, in recent years, has undertaken a number of initiatives to enhance the product range, improve credit controls and reduce costs. The business is now well placed to take advantage of the widely expected recovery in consumer spending in South Africa.

Subject to market conditions, we intend to arrange a partial IPO on the Johannesburg Securities Exchange for our South African Retailing business during calendar year 2004.

Our social responsibilities

Our businesses have continued to focus on the issues of Corporate Social Responsibility with enthusiasm and commitment. The Group's latest CSR Report records strong progress in our environmental, community and human rights management. We also continue to be listed in the main indices of socially responsible investment, including FTSE4Good and the Dow Jones Global Sustainability Index.

In our environmental management, we have improved our energy efficiency for the third year running, while finding new ways to reduce our use of packaging across the Group. We have also devoted considerable effort to implementing our Supplier Principles to ensure that suppliers share our concern for human rights in the workplace.

Such progress relies greatly on the wholehearted enthusiasm and support of GUS people at all levels, but nowhere more so than in our relationships with local communities. The GUS Charitable Trust is the primary focus for the Group's direct giving to community projects and donated £967,000 during the year. In a groundbreaking move, it brought together over 20 medical charities in the field of prostate cancer to work together for change.

Experian undertook a wide range of community initiatives, including sponsorship of the Robin Hood Marathon in Nottingham, which was supported by over 700 employees, and the Habitat for Humanity project in North America to provide affordable housing for low-income families. Argos Retail Group focused many of its fundraising efforts on its charity of the year, Barnardo's, raising over £370,000.

Our people

Our ability to attract and motivate talented people remained a high priority during the year. Our recruitment policies benefited from the increasing strength of our brands and we continued to develop the working environment and incentives to encourage top performance. The GUS 'Sharesave' arrangements were extended to four new countries and a further four countries will be included this year.

Summary

GUS has had another good year. We have continued to focus and strengthen the Group, while generating increased sales and profits for the third consecutive year. Our main businesses have strong management teams, clear strategies and many further opportunities for growth and we remain confident about their future prospects.

John Peace
Group Chief Executive

27 May 2003

Experian marathon: The Experian Robin Hood Marathon in Nottingham was voted by Runners World magazine as the best marathon in the UK after the London Marathon. More than 700 Experian employees supported this fund raising event.

Barnardo's: Employees of Argos Retail Group raised over £370,000 for their charity of the year, Barnardo's.

GUS Sharesave: The GUS Sharesave Scheme, which enables employees to take a stake in the business through a SAYE share option plan, continues to be rolled out beyond the UK.


Barnardos
Children, their rights
and their needs


GUS
Share in
our success
The GUS Sharesave Scheme

Board of directors



Sir Victor Blank (60) Chairman

Sir Victor Blank was educated at Stockport Grammar School and St Catherine's College, Oxford. He qualified as a solicitor with the law firm Clifford-Turner (now Clifford Chance), becoming a partner in 1969. In 1981, he moved into investment banking with Charterhouse, becoming Chairman and Chief Executive in 1985. He was also a director of The Royal Bank of Scotland Group plc from 1985 to 1993. He joined the Board of GUS plc in 1993.

Sir Victor retired from investment banking in 1997, having become Deputy Chairman of GUS the previous year. He became Chairman of GUS in 2000 and is also Chairman of Trinity Mirror plc and a director of Chubb plc.

Sir Victor is a member of the Financial Reporting Council and Chairman of the Industrial Development Advisory Board. He is a member of the Council of Oxford University. He chairs two charities, WellBeing and UJS Hillel, as well as the Council of University College School.

Sir Victor is an Honorary Fellow of the Royal College of Obstetricians and Gynaecologists, an Honorary Fellow of St Catherine's College, Oxford, a Fellow of the Royal Society of Arts and Companion of the Institute of Management.



John Peace (54) Group Chief Executive

John Peace joined GUS in 1970 and held several senior IT management positions before co-founding CCN in 1980. CCN was the company formed by GUS to market information services to retailers and other lending organisations. In 1991, John Peace was appointed Chief Executive of CCN, which was by then one of Europe's largest information services companies.

During the mid-nineties, CCN was combined with a number of other US and European businesses to form a global information services organisation called Experian, with John Peace as its Chief Executive.

In 1997, he joined the Board of GUS plc, becoming Group Chief Executive in January 2000.

In June 2002, John Peace was appointed Chairman of Burberry Group plc, in advance of its partial flotation by GUS in July 2002.

John Peace is Chairman of the Board of Governors of Nottingham Trent University, a member of the Board of Companions of the Chartered Management Institute and a Fellow of the Royal Society of Arts.



David Tyler (50) Finance Director

David Tyler graduated from Cambridge University, where he read Economics, in 1974.

He spent the first 11 years of his career working for Unilever in a variety of financial, commercial and strategic jobs. In 1986 he joined County NatWest where he worked in senior financial control roles. He then worked for Christie's International from 1989 to 1996 as Finance Director and as President of Christie's America.

David Tyler has been Finance Director of GUS plc since February 1997. Aside from his financial role, he also now has responsibility for the development of Group strategy and has operational responsibility for some of the Group's smaller businesses. Since June 2002, he has been a non-executive director of Burberry Group plc.

He is a Fellow of the Chartered Institute of Management Accountants and a Member of the Association of Corporate Treasurers.



Terry Duddy (47) Chief Executive, Argos Retail Group

Terry Duddy began his career at Letraset in 1978, initially in personnel management and later in product management. He joined the Dixons Stores Group in 1984, where he held various commercial positions, including Sales Director of Currys, Product Marketing Director of the Dixons Stores Group and, latterly, Managing Director of PC World.

Terry Duddy joined GUS in August 1998 as Chief Executive of the newly acquired Argos, becoming a director of GUS plc later that year. In 2000 he was appointed Chief Executive of the Argos Retail Group.



Craig Smith (52) (USA) Chairman, Experian

Craig Smith studied business management at Towson University in Baltimore, Maryland before joining Maryland National Bank in 1973. Here he gained experience in all areas of retail lending and bank operations, becoming Vice President.

In 1982, Craig Smith was one of five founding executives of MBNA America Bank and spent 12 years with that organisation. He went on to become Chairman and founder of Hamilton Partners, a management consultancy specialising in advising financial services organisations.

Craig Smith joined Experian in June 2000 as Chief Executive Officer for Experian North America. In March 2003, he joined the Board of GUS plc and was appointed Chairman of Experian worldwide.

Craig Smith is involved with a number of local charitable organisations and directs Experian's worldwide corporate social responsibility programme.



Alan Smart (58) (South Africa) Chief Executive, South African Retailing

Alan Smart was educated at Rondebosch Boys High and the University of Cape Town. After serving articles of clerkship with a chartered accounting practice, he joined Lewis in 1969. He held several financial control positions before being appointed Credit Director of Lewis in 1980.

In 1984 Alan Smart was promoted to Joint Managing Director, with responsibility for credit and store operations. In 1991 he became Chief Executive of the Lewis Group, a position he currently holds.

Alan Smart is a former national council member of the Furniture Traders Association of South Africa.



Sir Alan Rudge (65) Non-Executive Director

Sir Alan Rudge was Deputy Chief Executive of BT until November 1997 and Chairman of WS Atkins until March 2001. He joined the Board of GUS plc in 1997 and also serves as a non-executive director on the Boards of Apollis AG and SESA AG. He is currently President of MSI Cellular Investments BV, Chairman of ERA Technology Ltd and Pro Chancellor of Surrey University.

Sir Alan has a PhD in Electrical Engineering and is a Fellow of the Royal Society and the Royal Academy of Engineers. He is a past President of the Institution of Electrical Engineers and past Chairman of the Engineering and Physical Sciences Research Council.



Oliver Stocken (61) Non-Executive Director

After qualifying with Arthur Andersen, Oliver Stocken became a director of NM Rothschild & Sons and subsequently Managing Director of Barclays Australia and of Barclays Merchant Bank in London.

At the inception of BZW Holdings in 1986 he was a member of the Board, becoming Chief Operating Officer in 1990 and later Finance Director. In May 1993 he became Group Finance Director, Barclays PLC, finishing this role in September 1999.

Oliver Stocken was appointed to the Board of GUS plc in April 2000 and chairs the Audit Committee. He is Deputy Chairman of 3i plc and a non-executive director of Rank Group plc, Pilkington plc, Novar plc, Searchspace Limited, Rutland plc and Stanhope plc.

Oliver Stocken is also a Trustee of the Natural History Museum; Council Member and Treasurer of the Royal College of Art; Chairman of Finance and Member of the Committee of the MCC; Trustee of the Henley River & Rowing Museum, and Chairman of the Trustees of the Devas Youth Club, Wandsworth.



Lady Patten of Wincanton (49) Non-Executive Director

Louise Patten joined the Board of GUS in 1997 and chairs the Remuneration Committee. She is also Chairman of Brixton plc and a non-executive director of Hilton plc and Somerfield plc, as well as Senior Adviser to Bain & Co.

Louise graduated from Oxford University in 1977 and went from there to Citibank. She remained in banking until 1985, when she moved into management consultancy. In 1993, Louise joined Bain & Co, the global strategy consultancy, as a Partner.

Louise has considerable experience as a non-executive director. She was a director of Harveys Furnishings plc from 1993–2000 and of the Catholic Building Society from 1993–1997 and was appointed to the board of Hilton Group plc in 1993. Louise is also senior non-executive director and remuneration committee chairman of Somerfield plc, whose board she joined in 1998, and was its interim Chairman from 1999–2000. In 2001, she joined the Board of Brixton plc as a non-executive director, taking over the chairmanship of Brixton in May 2003.



Lord Harris of Peckham (60) Non-Executive Director

Lord Harris was educated at Streatham Grammar School and in 1957, at the age of 15, took over the running of the family business. This consisted of three carpet shops, which by 1977 he had increased to 93. Later that year he acquired Queensway Discount Warehouse and in 1978 successfully floated the Harris Queensway Group. In 1988, Harris Queensway was taken over by the Lowndes Consortium and Lord Harris went on to set up Carpetright, which was floated in 1993. Lord Harris is Chairman and Chief Executive of Carpetright plc, which now has over 440 stores.

Lord Harris was appointed to the Board of GUS in 1986. He is also Chairman of Harris Ventures Ltd and the prostate cancer 'Investing In Life' campaign.

Lord Harris is a major sponsor of the Harris City Technology College in Croydon, Bacon's College, Southwark and Kemnal Technology College, Sidcup. He is also in the process of funding two City Academies, one in Peckham and another in Croydon, together with a Community Centre in Peckham. He is a benefactor of two colleges at Oxford, Oriel and Harris Manchester, and Lucy Cavendish College, Cambridge.



Frank Newman (61) (USA) Non-Executive Director

Frank Newman is Chairman Emeritus of Bankers Trust Corporation, having served as its Chairman and Chief Executive Officer from 1995 to 1999. He currently serves as an advisor to private-equity investment firms and financial institutions. Frank Newman joined the Board of GUS plc in 2001.

Before joining Bankers Trust, Frank Newman was the Deputy Secretary of the United States Treasury Department. He served in the Treasury Department from early 1993 until late 1995. As Deputy Secretary, Frank Newman was the number two official and Chief Operating Officer of the department.

Previously, Frank Newman spent six years with BankAmerica Corporation, where he was Chief Financial Officer and Vice-Chairman of the Board. Prior to joining BankAmerica in 1986, he was Executive Vice President and Chief Financial Officer of Wells Fargo Bank.

Frank Newman is a director of Dow Jones & Company, Korea First Bank and a privately held technology company. He is a member of the advisory board of Renault and Nissan. He is also a board member of three public-purpose organisations: the Carnegie Hall Society, Cornell University Weill Medical College, and MDRC (public policy research).

Secretary
David Morris FCA

Auditors
PricewaterhouseCoopers LLP

Stockbrokers
Cazenove
Merrill Lynch

Solicitors
Linklaters & Alliance
Berwin Leighton Paisner

Registered Office
Universal House
Devonshire Street
Manchester M60 1XA
Company No. 146575

Registrars and transfer office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Corporate Governance Committee
Sir Victor Blank (Chairman)
John Peace
Sir Alan Rudge
David Morris

Audit Committee
Oliver Stocken (Chairman)
Frank Newman
Lady Patten
Sir Alan Rudge

Remuneration Committee
Lady Patten (Chairman)
Sir Alan Rudge
Oliver Stocken

Nomination Committee
Sir Victor Blank (Chairman)
John Peace
Lord Harris
Frank Newman
Lady Patten
Sir Alan Rudge
Oliver Stocken

Profit and loss account


5,658
6,041
6,457
7,146
00
01
02
03

Sales
£ million


448
487
552
642
00
01
02
03

Underlying profit before tax*
£ million

*Excluding amortisation of goodwill and exceptional items


34.5
37.2
41.7
47.8
00
01
02
03

Adjusted basic earnings per share*
pence

*Excluding amortisation of goodwill and exceptional items

20.6 21.0 21.7 23.3
00 01 02 03

Dividend per share
pence

Sales
Sales increased by 11% from £6,457m to £7,146m, including £375m from acquisitions. Excluding acquisitions and at constant exchange rates, Group sales from continuing operations were 10% higher than last year.

Profit
Group profit before amortisation of goodwill, exceptional items and taxation increased by 16% to £642m. The improvement reflects a focus on our core businesses where profitability has risen.

Exceptional items
An exceptional loss of £90m was incurred during the year. The major exceptional items were the £139m profit on the partial IPO of Burberry and the £210m provision for the loss on the disposal of the Group's Home Shopping businesses in the UK, Ireland and Sweden, together with Reality. There was also a charge of £19m for impairment of goodwill, previously written off to reserves, on the closure of Innovations. All other costs of reorganisation and restructuring are treated as operating costs and are included within operating profit.

Interest
Interest costs in the year fell by £8m to £58m. This reflects the impact of lower interest rates (£6m), the previously announced change in the way GUS accounts for interest (a gain of £9m) and the interest income on proceeds from the partial IPO of Burberry (£7m). These were partly offset by the funding costs associated with the acquisition of Homebase (£15m).

Taxation
The Group's effective rate of tax for the year, before goodwill charge and profit/loss on sale of businesses, has fallen from 23.8% to 22.7%. This continues to be lower than the UK standard corporate tax rate, mainly because of efficient structures for the Group's overseas activities.

Minority interests
Profit attributable to equity minority interests in 2003 of £17m relates mainly to the 23% of profit attributable to the minority shareholders of Burberry. It also includes profit attributable to minority shareholdings in companies owned by Experian International. Minority interests on the balance sheet represent the minority share of the net assets of these companies.

Earnings per share
Basic earnings per share before goodwill amortisation and exceptional items were 47.8p in the year ended 31 March 2003 compared to 41.7p last year.

Pensions
The Group has continued to account for pension costs under SSAP 24. The sharp fall in equity markets during the year reduced the market value of the Group's pension scheme assets, while the fall in interest rates increased the discounted value of the liabilities. As a result there is, under the transitional arrangements of FRS 17, a net deficit for all retirement benefit schemes of £215m after tax relief at 31 March 2003. Although this situation is not welcome, it should be noted that the deficit is equal to less than 4% of the Group's market capitalisation and can prudently be resolved over a period of several years. It therefore has no material impact on the Group's operations or financial flexibility.

Accounting policies and standards
With effect from 1 April 2002, the Group has been accounting for the forward premium/discount arising on forward currency sales as interest. The effect of this change has been to reduce interest expense for the year ended 31 March 2003 by £9m. There would have been no material effect if this approach had been applied in the year ended 31 March 2002.

Summary group profit and loss account
for the years ended 31 March

	2003 Before exceptional items £m	2003 Exceptional items £m	2003 Total £m	2002 £m
Turnover				
Continuing operations	**5,473**	–	**5,473**	4,678
Discontinued operations	**1,673**	–	**1,673**	1,779
Total turnover	**7,146**	–	**7,146**	6,457
Operating profit	**487**	**(41)**	**446**	397
Share of operating profit of BL Universal PLC (joint venture)	**26**	–	**26**	25
Share of operating profit of associated undertakings	**44**	–	**44**	33
Loss on sale of fixed asset investments in continuing operations	–	–	–	(2)
Profit on Initial Public Offering of Burberry – continuing operations	–	**161**	**161**	–
Provision for loss on disposal of Home Shopping and Reality businesses – discontinued operations	–	**(210)**	**(210)**	–
Loss on sale of other businesses – continuing operations	–	–	–	(6)
Net interest	**(58)**	–	**(58)**	(67)
Profit on ordinary activities before taxation	**499**	**(90)**	**409**	380
Tax on profit on ordinary activities			**(141)**	(122)
Profit on ordinary activities after taxation			**268**	258
Equity minority interests			**(17)**	(1)
Profit for the year			**251**	257
Dividends			**(232)**	(217)
Retained profit for the year			**19**	40
Profit before amortisation of goodwill, exceptional items and taxation			**642**	552
Basic earnings per 25p Ordinary share			**25.1p**	25.7p
Adjustments: Effect of amortisation of goodwill			**14.3p**	9.9p
Effect of exceptional items			**8.4p**	6.1p
Adjusted basic earnings per share			**47.8p**	41.7p
Diluted earnings per share			**25.0p**	25.5p
Adjusted diluted earnings per share			**47.5p**	41.4p

Divisional results
for the years ended 31 March

	Turnover		Profit before taxation	
	2003 £m	2002 £m	2003 £m	2002 £m
Experian				
Experian North America	**718**	688	**171.5**	154.6
Experian International	**483**	427	**84.9**	69.6
	1,201	1,115	**256.4**	224.2
Argos Retail Group				
Argos	**3,192**	2,847	**238.2**	204.0
Homebase	**251**	–	**2.2**	–
Home Shopping – UK & Ireland	**1,482**	1,607	**15.4**	33.6
Financial Services	**34**	11	**4.6**	(4.8)
Home Shopping – Continental Europe	**275**	238	**24.7**	22.4
	5,234	4,703	**285.1**	255.2
Burberry	**594**	499	**116.7**	90.3
South African Retailing	**114**	123	**31.8**	30.9
Finance Division	**17**	29	**6.6**	15.1
Property	–	–	**25.9**	24.8
gusco.com	**1**	1	**(2.7)**	(4.8)
	7,161	6,470	**719.8**	635.7
Inter-divisional turnover (principally Experian)	**(15)**	(13)		
	7,146	6,457		
Central costs			**(19.3)**	(17.1)
			700.5	618.6
Net interest			**(58.1)**	(66.5)
Profit before amortisation of goodwill, exceptional items and taxation			**642.4**	552.1
Amortisation of goodwill			**(142.9)**	(99.4)
Exceptional items			**(90.1)**	(72.6)
Profit on ordinary activities before taxation			**409.4**	380.1

Included within turnover and profit before taxation of Argos Retail Group shown above, £1,673m (2002 £1,779m) of turnover and £35.3m (2002 £44.0m) of profit before tax relates to discontinued activities. The turnover and profit figures for Homebase cover the post acquisition period from 20 December 2002. Amortisation of goodwill includes £38m (2002 £5m) relating to Experian, £99m (2002 £89m) relating to Argos Retail Group and £6m (2002 £5m) relating to Burberry.

Cash flow statement and balance sheet

Cash flow

Cash flow before acquisitions, disposals and dividends amounted to £618m compared to £478m in the previous year. Cash flow benefited from the growth in profits in the year and from tight control over working capital which was £201m lower despite the growth in the Argos store card loan book. Capital expenditure grew by £7m to £329m and was equivalent to 134% of the depreciation charge in 2003.

Summary cash flow statement for the years ended 31 March	**2003** **£m**	2002 £m
Profit before goodwill, exceptionals and tax	**642**	552
Exceptional items	**–**	(45)
Corporation tax	**(141)**	(82)
Change in working capital	**201**	163
Capital expenditure	**(329)**	(322)
Depreciation	**245**	212
Free cash flow	**618**	478
Dividends	**(220)**	(213)
Acquisitions and divestments	**(1,037)**	(35)
Net cash flow	**(639)**	230
Securitisation repayments	**(201)**	(380)
Foreign exchange movements	**38**	(4)
Movement in net debt	**(802)**	(154)

Net debt

Net debt at the year end was £2,086m, an increase of £802m on the previous year. The increase mainly reflects acquisition activity during the year, with a net spend after divestments of £1,037m.

Balance sheet

Shareholders' funds amount to £2,543m, a rise of £126m in the year. This is equivalent to 253p per share compared with 240p last year.

Total shareholder return (the increase in the value of a share including reinvested dividends) was 44% over the three years to 31 March 2003. This compares favourably with the total shareholder return for the average FTSE 100 company which was minus 40%.

Summary balance sheet as at 31 March	**2003** **£m**	2002 £m
Fixed assets	**3,995**	2,771
Current assets	**3,273**	2,814
Short term creditors	**(2,699)**	(2,171)
Net current assets	**574**	643
Total assets less current liabilities	**4,569**	3,414
Long term creditors	**(1,791)**	(865)
Provisions	**(138)**	(126)
Net assets	**2,640**	2,423
Shareholders' funds	**2,543**	2,417
Minority interests	**97**	6
Capital employed	**2,640**	2,423

The Summary Financial Statement on pages 19 and 20 was approved by the Board on 27 May 2003.

John Peace
David Tyler
Directors

Summary directors' report

Principal activities and business review
GUS is a retail and business services group. It provides business information and customer relationship management services globally through Experian, general merchandise retailing through Argos Retail Group and luxury goods through its 77 per cent holding in Burberry. The activities of Argos Retail Group were widened through the acquisition of Homebase in December 2002. GUS also has UK Property interests and owns a retailing business in South Africa. The review of the results for the year and an indication of future developments appear on pages 4 to 15.

Profit and dividends
The profit for the year amounts to £251m (2002 £257m). An interim dividend of 6.9p was paid to the Ordinary shareholders of the Company on 7 February 2003 and, on 27 May 2003, the directors recommended the payment, on 8 August 2003, of a final dividend of 16.4p, giving a total dividend for the year of 23.3p (2002 21.7p). The final dividend, once approved, will be paid to those persons on the Register of Members at the close of business on 11 July 2003.

Directors
Details of current members of the Board are shown on pages 16 and 17. Victor Barnett retired from the Board on 1 July 2002, Craig Smith was appointed a director on 25 March 2003 and a resolution proposing his re-election will be proposed at the Annual General Meeting. The directors retiring by rotation are Lord Harris of Peckham, Lady Patten of Wincanton, John Peace and Oliver Stocken. Lord Harris will offer himself for re-election annually in the light of his length of service as a non-executive director.

Corporate Governance
The Board of GUS supports the principles of corporate governance advocated by the Combined Code and, following a change made during the year under review, it is now able to confirm that it fully complies with all its provisions. The change in question was to reduce from 24 months to 12 months the period of notice under the service contract of Alan Smart, Chief Executive of the Group's retailing interest in South Africa.

Acquisitions and disposals
The partial flotation of Burberry was successfully completed on12 July 2002 producing net proceeds of £239m. On 20 December 2002 the Group acquired the whole of the share capital of Homebase for a consideration of £902m.

Post balance sheet event
On 27 May 2003, the Group announced the disposal of its Home Shopping businesses in the UK, Ireland and Sweden together with Reality, its logistics and customer care business in the UK. The businesses have been sold for about £590m, the initial consideration being £410m. An unconditional sum of £140m is payable in three years' time and £40m is payable on completion following regulatory clearance in Ireland and Sweden.

Annual General Meeting
The eighty-fifth Annual General Meeting of the Company will be held at the Marriott Grosvenor Square, Grosvenor Square, London W1A 4AW at 11.30am on Wednesday 23 July 2003. The Notice of Meeting is included in a separate Circular to Shareholders which accompanies this Annual Review.

Corporate Social Responsibility
Last year the Company published its first separate Corporate Social Responsibility report. This year's report will be published on the Company's website, www.gusplc.com, with a briefer report printed in hard copy form. This is available on request from the Company Secretary.

The Group's support for charitable causes is channelled through the work of the GUS Charitable Trust. The Trust's income from the Company in respect of the year ended 31 March 2003 was £963,000. In that year, the Trust made awards totalling £967,000.

Summary Financial Statement
The Summary Financial Statement on pages 19 and 20, the Summary directors' report on page 21 and the Summary directors' remuneration report on pages 22 and 23 are a summary of information in the Annual Report and Financial Statements 2003. This Summary Financial Statement does not contain sufficient information to allow as full an understanding of the results and state of affairs of the Company or of the Group as would be provided by the Annual Report and Financial Statements 2003. Shareholders requiring more detailed information have the right to obtain, free of charge, a copy of the Annual Report and Financial Statements 2003.

The Directors' report, the financial statements and Auditors' report on those financial statements, which is unqualified, are contained in the Annual Report and Financial Statements 2003. The Auditors' report did not contain a statement under either S237(2) of the Companies Act 1985 (inadequate accounting records or returns, or accounts not agreeing with records and returns) or S237(3) (failure to obtain necessary information and explanations).

Copies of the Annual Report and Financial Statements 2003 may be obtained free of charge by writing to:

The Company Secretary
GUS plc
Universal House
Devonshire Street
Manchester M60 1XA

Tel: +44 (0)161 273 8282
Fax: +44 (0)161 277 4056

Shareholders wishing to receive the Annual Report and Financial Statements as well as the Annual Review and Summary Financial Statement in future years should write to this address.

Summary directors' remuneration report

Independent auditors' statement to the members of GUS plc
We have examined the Summary Financial Statement set out on pages 19 and 20 and the Directors' emoluments and share details included on pages 22 and 23.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Review and Summary Financial Statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement with the Annual Report and Financial Statements and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and Summary Financial Statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

This statement, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion the Summary Financial Statement is consistent with the Annual Report and Financial Statements of GUS plc for the year ended 31 March 2003 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Manchester
27 May 2003

Remuneration Committee
Both the level and structure of executive directors' pay and the remuneration of the Chairman are decided by the Remuneration Committee. The remuneration of non-executive directors is a matter reserved for the Board as a whole. The Remuneration Committee is a Board committee consisting exclusively of independent non-executive directors: Lady Patten (Chairman), Sir Alan Rudge and Oliver Stocken.

Policy statement
GUS now has three core businesses that are well positioned to achieve sustained growth. Key to success has been a move towards a performance-oriented culture with a clear link between remuneration and performance.

The four tenets on which our remuneration structure is founded are as follows:-

1. Base pay levels are established on a market competitive basis but no higher than this.
2. Benefits (for example pensions and cars) are provided on a basis that is appropriate to the local market in which the director is employed.
3. Performance related incentives provide the opportunity to deliver substantial rewards for high performance.
4. Wherever reasonable, pay is aligned to shareholders' interests. This is reflected in the choice of performance standards applied to incentive awards and the fact that, for a large part of the overall incentive package, rewards are denominated in GUS shares.

Consistent with our philosophy, salaries are set on the basis of mid-market practice amongst UK companies of comparable size. Performance related incentives are targeted at upper quartile levels to produce a highly leveraged package if our growth objectives are attained.

Pensions
There are four directors for whom retirement benefits are accruing under defined benefit schemes. One director has a money purchase pension arrangement for which contributions in the year under review amounted to $10,000.

Compliance
The constitution and operation of the Remuneration Committee are in compliance with the principles of good governance and Code of Best Practice set out in the Listing Rules of the Financial Services Authority.

Performance graph
The following performance graph shows the total shareholder return ('TSR') for GUS versus the FTSE 100 for the last five financial years.


March 1998
March 1999
March 2000
March 2001
March 2002
March 2003
£140
£120
£100
£80
£60
GUS share price
FTSE 100

Value of £100 invested in March 1998 - shown on a monthly basis

Co-investment Plan
Directors are given the opportunity to defer receipt of their annual bonus and have it invested in GUS shares. The number of shares acquired on behalf of the executive is matched on a sliding scale depending on the achievement against target for the relevant financial year. Last year, John Peace, Terry Duddy and David Tyler chose to invest the whole of their bonus. Shares so purchased, on their behalf, applying the bonuses reported last year, are included in the table of directors' interests appearing on page 23. Matching shares under these arrangements are not released until the expiry of a three year period and the right to these shares is forfeited if a director resigns before then. The contingent interests in such shares are: John Peace (187,900 shares), Terry Duddy (144,056 shares) and David Tyler (109,608 shares).

Directors' interests
The beneficial interests of the directors, together with non-beneficial interests, in the Ordinary shares of the Company and in the ordinary shares of Burberry Group plc, being a body corporate of the same group, are shown on page 23 in sections (i) and (ii). Share options granted to directors and awards under the Performance Share Plan are shown on page 23. The contingent interests in matching shares under the Co-investment Plan are shown above. Save for the disclosures in relation to Burberry shares, the directors have no interests in the debentures of the Company or in any shares or debentures of the Company's subsidiaries.

Directors' emoluments for the years ended 31 March	Salary £'000	Annual bonus £'000	Taxable Benefits £'000	**Total 2003 £'000**	Total 2002 £'000
Executive directors					
Terry Duddy	525	525	24	**1,074**	1,294
John Peace	650	650	31	**1,331**	1,551
Alan Smart	89	61	6	**156**	147
Craig Smith (from 25 March 2003)	8	12	–	**20**	–
David Tyler	380	380	18	**778**	712
Non-executive directors					
Sir Victor Blank	296	–	28	**324**	261
Lord Harris of Peckham	42	–	–	**42**	30
Frank Newman	42	–	–	**42**	10
Lady Patten of Wincanton	57	–	–	**57**	37
Sir Alan Rudge	54	–	–	**54**	62
Oliver Stocken	57	–	–	**57**	37
Former directors					
Eric Barnes	–	–	–	–	60
Victor Barnett (to 1 July 2002)	129	–	–	**129**	630
David Bury	–	–	–	–	84
Jonathan Charkham	–	–	–	–	10
	2,329	1,628	107	**4,064**	4,925
Payments to former directors				**41**	312
Pension contributions				**289**	293
Pensions in respect of former directors				**398**	292
				4,792	5,822

Share option and incentive arrangements	Options held at 1 April 2002 or date of appointment	Granted in year (1)	Options held at 31 March 2003	Range of exercise prices
Executive Share Option Scheme				
Terry Duddy	325,051	80,398	405,449	375.7p to 653.0p
John Peace	342,247	99,540	441,787	375.7p to 653.0p
Alan Smart	37,038	14,235	51,273	612.7p to 653.0p
Craig Smith	603,436	–	603,436	381.3p to 653.0p
David Tyler	281,149	58,192	339,341	375.7p to 690.2p

	Shares awarded at 31 March 2002	Awarded in year	Shares awarded at 31 March 2003
Performance Share Plan (2)			
Terry Duddy	112,065	80,398	192,463
John Peace	195,356	99,540	294,896
Alan Smart	–	14,235	14,235
David Tyler	97,766	58,192	155,958

1 Options granted during the year were at an exercise price of 653p.
2 100 per cent of the awards made under the Performance Share Plan vested on 30 April 2003 following confirmation that the GUS total shareholder return for the performance period was in the upper quartile in relation to the total shareholder return of a comparator group and confirmation from the Remuneration Committee that the underlying performance of the Company during the performance period had been satisfactory.
3 Directors in the UK, with the exception of Sir Alan Rudge, participate in the Company's Savings Related Share Option Scheme.

Directors' interests	The Company		Burberry Group plc	
	31 March 2003	1 April 2002 or date of appontment	31 March 2003	1 April 2002 or date of appointment
(i) Beneficial holdings				
Sir Victor Blank	195,000	100,000	–	–
Terry Duddy	60,717	2,500	–	–
Lord Harris of Peckham	9,700	7,200	–	–
Frank Newman	2,500	–	–	–
Lady Patten of Wincanton	8,370	4,370	–	–
John Peace	96,370	30,000	16,000	–
Sir Alan Rudge	6,450	3,950	–	–
Alan Smart	–	–	–	–
Craig Smith	–	–	–	–
Oliver Stocken	22,231	12,621	–	–
David Tyler	52,882	20,000	16,000	–
(ii) Non-beneficial holdings				
Sir Victor Blank	3,000	3,000	–	–

Shareholder information

Ordinary shareholders

There were 51,467 holders of Ordinary shares at 31 March 2003 and their holdings can be analysed as follows:

	Number of shareholders	Percentage of total number of shareholders	Number of Ordinary shares '000s	Percentage of Ordinary shares
Over 1,000,000	173	0.3	697,550	69.3
100,001 – 1,000,000	565	1.1	179,781	17.8
10,001 – 100,000	1,831	3.6	54,321	5.4
5,001 – 10,000	2,402	4.7	16,833	1.7
2,001 – 5,000	8,873	17.2	27,609	2.7
1 – 2,000	37,623	73.1	31,039	3.1
	51,467	100.0	1,007,133	100.0

Shareholders are further analysed as follows:

	Number of shareholders	Percentage of total number of shareholders	Number of Ordinary shares '000s	Percentage of Ordinary shares
Corporates	12,317	23.9	931,042	92.4
Individuals	39,150	76.1	76,091	7.6
	51,467	100.0	1,007,133	100.0

Registrar

Enquiries concerning holdings of the Company's shares and notification of the holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA Telephone: 0870 600 3987. In addition, Lloyds TSB Registrars offer a range of shareholder information on line at www.shareview.co.uk. A text phone facility for those with hearing difficulties is available by telephoning 0870 600 3950.

Share price information

The latest GUS plc share price is available on Ceefax and also on the Financial Times Cityline Service, Telephone: 0906 843 2740 (calls charged at 60p per minute).

Internet

A full range of investor relations information on GUS plc, including the Annual Report and Financial Statements 2003, London Stock Exchange Announcements, latest share price, dividend history and downloadable registrar forms is available at www.gusplc.com. A webcast of the results presentation given to analysts and fund managers by John Peace (Group Chief Executive), David Tyler (Group Finance Director), Terry Duddy (Chief Executive, Argos Retail Group) and Craig Smith (Chairman of Experian), together with the slides accompanying that presentation, can be found on the website.

Dividend Reinvestment Plan

The GUS Dividend Reinvestment Plan ("DRIP") enables shareholders to use their cash dividends to purchase GUS plc shares. Shareholders who wish to participate in the DRIP for the first time, in respect of the final dividend to be paid on 8 August 2003, should return a completed and signed DRIP mandate form to be received by the Registrars, by no later than 18 July 2003. For further details please contact Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or telephone on 0870 241 3018.

Share dealing facility

Existing or potential investors can buy or sell GUS Ordinary shares using a postal dealing service provided by Cazenove & Co., whose contact details are:
Cazenove & Co.
20 Moorgate, London EC2R 6DA
Telephone: 020 7606 1768

Financial calendar

Annual General Meeting and first quarter trading update	23 July 2003
Final dividend record date	11 July 2003
Final dividend to be paid	8 August 2003
First half trading update	15 October 2003
Interim results announcement	20 November 2003
Third quarter trading update	14 January 2004
Second half trading update	April 2004
Preliminary announcement of annual results	25 May 2004

Registered office

GUS plc
Universal House
Devonshire Street
Manchester M60 1XA
Telephone: 44 (0)161 273 8282 Fax: 44 (0)161 277 4056

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GUS

GUS (Corporate Office)
One Stanhope Gate
London W1K 1AF
United Kingdom
T +44 (0)20 7495 0070
F +44 (0)20 7495 1567
www.gusplc.com

GUS (Registered Office)
Universal House
Devonshire Street
Manchester M60 1XA
United Kingdom
T +44 (0)161 273 8282
F +44 (0)161 277 4056

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experian


Argos

HOMEBASE


BURBERRY



Wehkamp

GUS plc

Annual General Meeting 2003


GUS

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action to be taken, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent adviser.

If you have sold or otherwise transferred all of your shares in GUS plc, please forward this document and the accompanying form of proxy at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

GUS plc

(incorporated and registered in England No. 146575)

Registered Office:
Universal House
Devonshire Street
Manchester
M60 1XA

23 June 2003

To holders of Ordinary shares

Dear Shareholder

Annual General Meeting: 23 July 2003
This letter accompanies the Annual Review and Summary Financial Statement 2003 of GUS plc ("the Company") and, for those shareholders who have elected to receive them, the full Annual Report and Financial Statements 2003. The Notice of the Annual General Meeting of the Company and the resolutions to be proposed at that Meeting are set out on pages 3 to 6 of this document.

Resolutions 1 to 9 inclusive deal with the receipt of the report of the directors and the financial statements of the Company for the year to 31 March 2003 together with the report of the auditors, the approval of the directors' remuneration report, the declaration of a final dividend, the re-election of directors and the re-appointment of PricewaterhouseCoopers LLP as auditors and the authorisation of the directors to fix their remuneration. Biographical details of the directors seeking re-election are set out on pages 16 and 17 of the Annual Review and Summary Financial Statement 2003 and on pages 30 and 31 of the Annual Report and Financial Statements 2003.

Purchase of own shares
At the Annual General Meeting of the Company held on 24 July 2002, authority was given for the Company to make market purchases of up to 9.9 per cent of the issued Ordinary share capital of the Company. Since this authority expires at this year's Annual General Meeting, Resolution 10 will be proposed as a Special Resolution to renew the authority to purchase up to 100,000,000 Ordinary shares being approximately 9.9 per cent of the issued Ordinary share capital as at 27 May 2003. The Company will only exercise the power of purchase after careful consideration and in circumstances where, in the light of market conditions prevailing at the time, it is satisfied that it is in the best interests of the Company and of its shareholders generally to do so and where there would be a resulting increase in earnings per share.

On 24 September 2002, the Company made a market purchase of 190,000 Ordinary shares, under the previously granted authority, for a total consideration of £895,000.

The total number of warrants and options to subscribe for equity shares which were outstanding as at 27 May 2003 was 26,156,977 representing 2.6 per cent of the issued Ordinary share capital at that date. If the full authority being sought was utilised, so reducing the issued Ordinary share capital by an equivalent amount, the figure of 26,156,977 would represent approximately 2.9 per cent of the issued Ordinary share capital at that date.

This authority will expire on the earlier of 22 October 2004 and the conclusion of the Annual General Meeting to be held in 2004.

Powers to allot shares and disapply pre-emption rights
Resolution 11, which will be proposed as an Ordinary Resolution, seeks to renew the directors' authority under Section 80 of the Companies Act 1985 ("the Act") to allot unissued share capital, this year up to an aggregate nominal amount of £60,684,309 being approximately 24 per cent of the Company's issued Ordinary share capital (and representing the whole of the unissued Ordinary share capital) as at 27 May 2003.

Resolution 12, which will be proposed as a Special Resolution, renews the directors' power to allot shares for cash without offering those shares pro rata to existing shareholders, this year up to an aggregate nominal amount of £12,590,785 representing 5 per cent of the Company's issued Ordinary share capital as at 27 May 2003.

The directors consider that it is in the best interests of the Company and its shareholders generally that they should have the flexibility conferred by the above authorities to make small issues of shares for cash as suitable opportunities arise, although they have no present intention of exercising either of these authorities. Both of these authorities will expire on the earlier of 22 October 2004 and the conclusion of the Annual General Meeting to be held in 2004.

Non-executive directors' fees

Under Article 81 of the Company's Articles of Association, a limit is placed on the aggregate amount of fees that can be paid to non-executive directors for their services as directors. The Article states that such fees shall not exceed in aggregate £250,000 per annum. In addition, under Article 82, the Board may grant special remuneration to any director who serves on any committee of the directors or who otherwise performs any special or extra services to or at the request of the Company.

During the year ended 31 March 2003, the Board considered the level of remuneration paid to our non-executive directors against the background of an increasing workload and the additional demands placed on their time. In approving increases to the remuneration so paid, the Board took the view that the increase should be paid wholly in shares in order that the interests of directors would be aligned with the long term interests of shareholders.

The passage of time, since the limit was established almost six years ago, and the implementation of the new fee structure have eroded the headroom available for the recruitment of additional non-executive directors and the scope to increase remuneration in the years ahead. It is important that the Company is able to continue to attract high calibre non-executive directors and, therefore, Resolution 13, which will be proposed as an Ordinary Resolution, seeks shareholder approval for an increase in the maximum amount of aggregate fees that can be so paid from £250,000 per annum to £500,000 per annum.

Political donations and expenditure

At last year's Annual General Meeting, shareholders gave authority for the Company and certain of its subsidiaries to make political donations and incur political expenditure which would otherwise be prohibited by Part XA of the Act. Resolution 14, which will be proposed as an Ordinary Resolution, seeks a similar authority in respect of the Company's newly acquired subsidiary, Homebase Limited, up to an aggregate amount not exceeding £25,000 during each successive 12 month period from the date of the Annual General Meeting until 22 July 2005.

I repeat the assurances given to shareholders last year that it has been the Group's policy over many years not to make donations to political parties and that the Company has no intention of altering this policy. The authority is requested to afford Homebase Limited equivalent protection to that given to the Company and certain of its subsidiaries last year so that it does not inadvertently commit any breaches of the Act through the undertaking of routine activities, which would not normally be considered to result in the making of political donations and which were not previously regulated.

Electronic proxy voting

As you will see from the notes to the Notice of Meeting, this year we are offering shareholders the opportunity to register their proxy appointment and instructions electronically, instead of by completing and returning the enclosed proxy form. All proxy appointments must be received by the Company's Registrars by 11.30am on 21 July 2003.

Recommendations

The directors consider that all the resolutions in the Notice of Meeting are in the best interests of shareholders as a whole and recommend that you vote in favour of each of them, as they intend to do in respect of their own beneficial holdings.

Yours faithfully

Sir Victor Blank

Notice of Meeting

Notice is hereby given that the eighty-fifth Annual General Meeting of GUS plc ("the Company") will be held at the Marriott Grosvenor Square, Grosvenor Square, London W1A 4AW on Wednesday, 23 July 2003 at 11.30am for the following purposes:

1. To receive the report of the directors and the financial statements of the Company for the year ended 31 March 2003, together with the report of the auditors.

2. To approve the report on directors' remuneration and related matters contained in the financial statements and reports of the Company for the year ended 31 March 2003.

3. To declare a final dividend on the Ordinary shares.

4. To re-elect as a director Craig Smith, who retires from office under Article 74 of the Company's Articles of Association, having been appointed by the Board since the last Annual General Meeting.

To re-elect as directors the following persons, who retire by rotation under Article 76 of the Company's Articles of Association:

5. Lord Harris of Peckham

6. Lady Patten of Wincanton

7. John Peace

8. Oliver Stocken

9. To re-appoint PricewaterhouseCoopers LLP as auditors of the Company to hold office until the conclusion of the next General Meeting at which financial statements and reports are laid and to authorise the directors to fix their remuneration.

10. To propose the following Special Resolution:
That the Company be and is hereby generally and unconditionally authorised for the purpose of Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163 of the said Act) of Ordinary shares in the capital of the Company provided that:

(i) the maximum number of Ordinary shares of 25p each in the capital of the Company which may be purchased is 100,000,000 being approximately 9.9 per cent of the Company's issued Ordinary share capital as at 27 May 2003;

(ii) the minimum price which may be paid for each share is 25p;

(iii) the maximum price which may be paid for each share is an amount equal to 105 per cent of the average middle market quotations for an Ordinary share of 25p in the capital of the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the relevant share is purchased; and

(iv) the authority hereby conferred shall be in substitution for that conferred by the Special Resolution passed on 24 July 2002 and shall expire on the earlier of 22 October 2004 and the conclusion of the Annual General Meeting of the Company to be held in 2004 (except in relation to the purchase of shares the contracts of which are concluded before such expiry and which are executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

11. To propose the following Ordinary Resolution:
That, pursuant to Article 5 of the Company's Articles of Association, the directors be and are hereby generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of the said Act) up to an aggregate nominal value of £60,684,309 being approximately 24 per cent of the Company's issued Ordinary share capital as at 27 May 2003 (which represents the whole of the Company's unissued Ordinary share capital as at 27 May 2003) provided that such authority shall expire on the earlier of 22 October 2004 and the conclusion of the Annual General Meeting to be held in 2004 unless previously renewed, varied or revoked by the Company in General Meeting save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

12. To propose the following Special Resolution:
That, pursuant to Article 6 of the Company's Articles of Association but subject to the passing of Resolution 11 above, the directors be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by Resolution 11 above as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment provided that this power shall be limited:

(i) to the allotment of equity securities in connection with a rights issue to or in favour of Ordinary shareholders where the equity securities respectively attributable to the interests of all Ordinary shareholders are proportionate (as nearly as may be) to the respective number of Ordinary shares of 25p each held by them provided always that the directors be and are hereby authorised to make such exclusions or arrangements as they may consider expedient to deal with fractional entitlements or any legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange in connection with any such offer; and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal value of £12,590,785 representing 5 per cent of the Company's issued Ordinary share capital as at 27 May 2003,

and this authority shall expire on the earlier of 22 October 2004 and the conclusion of the Annual General Meeting to be held in 2004 save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

13. To propose the following Ordinary Resolution:
That, pursuant to the authority conferred by Article 81 of the Company's Articles of Association, the aggregate fees which directors (other than any director who for the time being holds an executive office with the Company or a subsidiary of the Company) shall be paid out of the funds of the Company by way of remuneration for their services as directors be and is hereby increased from an amount not exceeding in aggregate £250,000 per annum to an amount not exceeding in aggregate £500,000 per annum.

14. To propose the following Ordinary Resolution:
That Homebase Limited be and is hereby and unconditionally authorised to make donations to EU political organisations and to incur EU political expenditure (within the meaning of Part XA of the Companies Act 1985, as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £25,000 during each successive twelve month period commencing on the date of passing of this Resolution and ending on 22 July 2005.

By Order of the Board
David Morris
Secretary

23 June 2003

Registered Office:
Universal House
Devonshire Street
Manchester M60 1XA

Notes

1. The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those persons entered on the Register of Members of the Company as at 6pm on 21 July 2003 shall be entitled to attend or vote at the Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the Register after 6pm on 21 July 2003 shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

2. It is proposed that the final dividend on the Ordinary shares will be paid on 8 August 2003 to those persons on the Register of Members at the close of business on 11 July 2003. Dividend warrants will be posted on 6 August 2003.

3. Copies of the service contracts of directors with the Company or any of its subsidiaries and the Register of Directors' Interests will be available for inspection at the registered office of the Company during normal business hours from the date of this Notice until 22 July 2003 and at the Marriott Grosvenor Square on 23 July 2003 from 11.15am until the conclusion of the Meeting.

4. A member entitled to attend and vote at the Meeting may appoint a proxy or proxies to attend and, on a poll, to vote in his/her place. A proxy need not be a member of the Company. The completion and return of a proxy will not preclude members entitled to attend and vote at the Meeting (or at any adjournment(s) of the Meeting) from doing so in person if they so wish. To be valid, an appointment of proxy must be returned using one of the following methods:

   - by sending the enclosed appointment of proxy (together, if appropriate, with the power of attorney or other written authority under which it is signed or an office copy or a certified copy of such power or authority) to the office of the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DW; or

   - by logging onto the Company's Registrars' website, www.sharevote.co.uk, entering the Reference Number, Card ID and Account Number printed on the enclosed appointment of proxy (which, together, make up a unique 24-character reference number) and following the on-line instructions. If requested, Lloyds TSB Registrars will send an acknowledgement that the on-line proxy appointment has been lodged with them; or

   - in the case of members who have registered for a Shareview portfolio with Lloyds TSB Registrars, by logging onto their portfolio at www.shareview.co.uk, clicking on "Company Meetings" and following the on-line instructions. If requested, Lloyds TSB Registrars will send an acknowledgement that the on-line proxy appointment has been lodged with them; or

   - in the case of CREST members, by utilising the CREST electronic proxy appointment service in accordance with Note 5,

   and in each case the appointment of proxy (together with any relevant power/authority) must be received (or, in the case of the appointment of a proxy through CREST, retrieved by enquiry to CREST in the manner prescribed by CREST) by the Company's Registrars not later than 48 hours before the time appointed for holding the Meeting.

5. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Meeting and any adjournment(s) of the Meeting by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in Note 4 above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.



GUS plc Annual General Meeting 2003
Admission Pass

GUS 82 So

Please bring this pass with you to the Annual General Meeting as it will assist the admission check-in arrangements. On arrival, please hand it to one of the Company's officials who will be on duty. If you appoint a proxy, it is not necessary to hand this pass to your proxy.

GUS plc
Registered in England and Wales No: 146575
Registered Office:
Universal House
Devonshire Street
Manchester
M60 1XA

GUS plc Annual General Meeting 2003
Form of Proxy

GUS

I/We, the undersigned, whose full name(s) and address is/are set out above, being a member/members of the above-named Company, hereby appoint the Chairman of the Meeting or [ ] (See Note 2)

as my/our proxy to attend and, on a poll, to vote as indicated below (and at his/her discretion in respect of any other matters arising) at the Annual General Meeting of the Company to be held on Wednesday, 23 July 2003 and at any adjournment thereof.

Resolutions	For	Against
1. To receive the report of the directors and the financial statements of the Company for the year ended 31 March 2003, together with the report of the auditors	☐	☐
2. To approve the report on directors' remuneration and related matters contained in the financial statements and reports of the Company for the year ended 31 March 2003	☐	☐
3. To declare a final dividend on the Ordinary shares	☐	☐
4. To re-elect Craig Smith as a director	☐	☐
5. To re-elect Lord Harris of Peckham as a director	☐	☐
6. To re-elect Lady Patten of Wincanton as a director	☐	☐
7. To re-elect John Peace as a director	☐	☐
8. To re-elect Oliver Stocken as a director	☐	☐
9. To re-appoint PricewaterhouseCoopers LLP as auditors and to authorise the directors to fix their remuneration	☐	☐
10. To renew the authority to make market purchases of Ordinary shares	☐	☐
11. To renew the authority to allot shares	☐	☐
12. To disapply the statutory pre-emption rights	☐	☐
13. To increase the limit on the aggregate amount of fees which may be paid to non-executive directors	☐	☐
14. To authorise donations to EU political organisations/EU political expenditure in relation to Homebase Limited	☐	☐

Signature(s) [ ] Date [ ]

Notes to the appointment of a proxy

1. Please indicate in the box provided how you wish your vote to be cast on a poll in respect of each of the Resolutions set out above; otherwise the proxy will vote or abstain at his/her discretion. If you are using this form: IT WOULD BE HELPFUL IF YOU COULD COMPLETE THE APPROPRIATE BOXES IN BLACK INK AS FOLLOWS: ■
2. You are entitled to appoint a proxy or proxies of your choice. A proxy need not be a member of the Company. If you wish to appoint such a person, please delete the words "the Chairman of the Meeting or", initial the alteration (if you are using this form) and PRINT the name of the person you wish to appoint in the box provided.
3. Where the member is a corporation, this form must be executed as a deed or under its common seal or under the hand of an officer or other person so authorised.
4. In the case of joint holders, only one need sign this form, but the name(s) of the other joint holder(s) must be shown. The vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). Seniority will be determined by the order in which the names of the holders appear in the Register of Members in respect of the joint holding.
5. To be valid, this form (together, if appropriate, with the power of attorney or other written authority under which it is signed or an office copy or a certified copy of such power or authority) must be received at the office of the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DW, not later than 48 hours before the time appointed for holding the Meeting. The completion and return of this form will not preclude members entitled to attend and vote at the Meeting (or at any adjournment of the Meeting) from doing so in person if they so wish. Alternatively, you may appoint a proxy electronically – for further information, please see notes 4 and 5 of the Notice of Meeting.

Reference Number | Card ID | Account Number

AGM Location


Marble Arch
MARBLE ARCH
OXFORD STREET
DUKE STREET
Bond Street
GROSVENOR
UPPER BROOK ST
BROOK
GATE
SQUARE
SOUTH AUDLEY ST
PARK LANE
MOUNT STREET
HYDE PARK
MAYFAIR

Annual General Meetin
Wednesday, 23 July 2003 at 11.30a
Marriott Grosvenor Square, Grosvenor Square, London W1A 4A
Note The entrance is on Duke Stre

BUSINESS REPLY SERVICE
Licence No. SEA 9439

1



Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DW